As filed with the Securities and Exchange Commission on February 26, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ARCA BIOPHARMA, INC.

(Exact name of registrant as specified in its charter)

Delaware	2835	36-3855489
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11080 CirclePoint Road,

Suite 140

Westminster, CO 80020

720-940-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael R. Bristow

President and Chief Executive Officer

11080 CirclePoint Road, Suite 140

Westminster, CO 80020

720-940-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brent D. Fassett Cooley LLP 380 Interlocken Crescent, Suite 900 Broomfield, Colorado 80021 (720) 566-4000	Dean Colucci Duane Morris LLP 1540 Broadway New York, New York 10036 (973) 424-2020

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Small reporting company	☒

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.001 per share	$15,000,000	$1,947.00
Warrants to purchase shares of common stock(3)
Shares of common stock issuable upon exercise of the Warrants
Total:	$15,000,000	$1,947.00

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
(3)	No Fee is required pursuant to Rule 457(i) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not a soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION,

DATED FEBRUARY 26, 2020

PROSPECTUS

$15,000,000 of Shares of Common Stock

Warrants to Purchase up to $        of Shares of Common Stock

$        of Shares of Common Stock Underlying the Warrants

We are offering up to $15,000,000 of shares of our Common Stock and warrants to purchase up to $         of shares of our common stock. Each warrant will be exercisable 180 days after closing and will expire on the              year anniversary of the date of issuance. The shares of common stock and warrants are immediately separable and will be issued separately, but will be purchased together in this offering.

Our common stock is listed on The NASDAQ Capital Market under the symbol “ABIO.” On February 25, 2020, the last reported sale price of our common stock on The NASDAQ Capital Market was $4.15 per share. The final public offering price for our common stock and the exercise price for the warrants will be determined through negotiation between us and the underwriter in the offering, and may be at a discount to the recent market price. Accordingly, the recent market price used throughout the prospectus may not be indicative of the actual offering price.

There is no established trading market for the warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the warrants on any national securities exchange.

Investing in our Common Stock involves a high degree of risk. Please read “Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE AND ACCOMPANYING WARRANT	TOTAL
Public Offering Price	$	$
Underwriters Commission(1)	$	$
Proceeds to ARCA biopharma before expenses	$	$

(1)	See “Underwriting” in this prospectus for a description of compensation payable to the underwriters.

The underwriters expect to deliver the shares and accompanying warrants to purchasers against payment on or about            , 2020.

Prospectus dated         , 2020

We have not, and the underwriter has not, authorized anyone to provide you with information different than that contained or incorporated by reference in this prospectus and any free writing prospectus that we have authorized for use in connection with this offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, the documents incorporated by reference in this prospectus, and in any free writing prospectus that we have authorized for use in connection with this offering, is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus, the documents incorporated by reference in this prospectus, and any free writing prospectus that we have authorized for use in connection with this offering, in their entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the sections of this prospectus entitled “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference.”

Neither we nor the underwriter has done anything that would permit a public offering of the securities or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside of the United States.

Unless the context indicates otherwise, the terms “ARCA,” “ARCA biopharma,” “the Company,” “the Registrant,” “we,” “us” and “our” refer to ARCA biopharma, Inc.

ARCA, the ARCA logo, and associated logo are trademarks of ARCA biopharma, Inc.

Other trademarks and trade names that are the property of their respective owners are also contained in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all the information you should consider before investing in our common stock and warrants. You should read and consider carefully the more detailed information in this prospectus, including the factors described under the heading “Risk Factors” in this prospectus beginning on page 5 and the financial and other information included and incorporated by reference in this prospectus, as well as the information included in any free writing prospectus that we have authorized for use in connection with this offering, before making an investment decision.

The terms “ARCA,” “the Company,” “we,” “us,” “our” and similar terms refer to ARCA biopharma, Inc.

Overview

We are a clinical-stage biopharmaceutical company applying a precision medicine approach to the development and commercialization of genetically targeted therapies for cardiovascular diseases. Precision medicine refers to the tailoring of medical treatment to the individual characteristics of patients, using genomic and other information that extends beyond general diagnostic categorization. We believe that when implemented correctly precision medicine can enhance therapeutic response, improve patient outcomes, and reduce healthcare costs.

Our lead product candidate, Gencaro™ (bucindolol hydrochloride), is a pharmacogenetically-targeted beta-adrenergic receptor antagonist with mild vasodilator properties that we are developing as a fourth-generation beta-blocker based on its pharmacogenetic targeting. We believe the pharmacology of Gencaro is unique and has the potential for enhanced efficacy in patients with a specific genetic characteristic for the beta-1 adrenergic receptor, termed the beta-1 389 arginine homozygous genotype. The beta-1 389 arginine homozygous genotype is present in approximately 50% of the North American and European general populations, and it can be detected by a genetic test currently performed in a centralized laboratory or in the future potentially at the point of care during a patient visit.

We are developing Gencaro to treat cardiovascular disease, focusing on atrial fibrillation, or AF, in patients with chronic heart failure, or HF. HF is a chronic condition in which the heart is unable to pump enough blood to meet the body’s needs. AF is a disruption of the heart’s normal rhythm or rate, which commonly occurs in patients with HF. In HF patients, the presence of AF leads to worsening symptoms, and increased risk of hospitalization and death. Current treatment options for AF in HF patients are limited, and can be invasive, costly and dangerous.

Gencaro was previously studied in the BEST trial, a Phase 3 HF mortality trial in 2,708 patients. The BEST trial included a DNA substudy of over 1,000 patients, which was used to evaluate the effect of genetic variations in cardiac adrenergic receptors on the response to Gencaro. Data from this substudy showed that patients with the beta-1 389 arginine homozygous genotype had substantial improvements in mortality, hospitalization and the prevention of arrhythmias. We believe that these genetically determined receptor variations, which are detectable using standard DNA testing technology, can serve as diagnostic markers for predicting enhanced therapeutic response to Gencaro.

Our current clinical development of Gencaro is focused on AF in HF patients who have a left ventricular ejection fraction, or LVEF, of 40% and higher and the specific genotype we believe responds best to Gencaro. There are currently no drug therapies approved to treat AF or HF in this population, which encompasses more than half of all HF in the United States and Europe. We believe that, if approved, there are additional indication expansion opportunities for Gencaro in other HF populations and cardiac arrhythmias, as well as the potential for new formulation developments to extend marketing exclusivity.

In May 2019, we published the results of our Phase 2B clinical trial that examined Gencaro for the prevention of AF in HF patients, in the Journal of the American College of Cardiology: Heart Failure. In this trial, known as GENETIC-AF, we compared Gencaro against TOPROL-XL (metoprolol succinate), a beta-blocker that is commonly prescribed for HF patients with AF. GENETIC-AF enrolled 267 HF patients with LVEF values ranging from 12% to 55% who had recently experienced AF and had the specific genotype we believe responds best to Gencaro. Our analysis of the results identified what we believe is a targeted patient population for Phase 3 development; one showing greater response to Gencaro compared to TOPROL-XL for multiple clinical assessments, including the primary endpoint of time to AF recurrence, maintenance of normal sinus rhythm, cumulative AF burden, and AF-related clinical interventions and complications.

In July 2019, we reached an agreement with the U.S. Food and Drug Administration, or FDA, known as a Special Protocol Assessment, or SPA, for the requirements of the Gencaro Phase 3 clinical trial. Based on the SPA agreement, our planned Phase 3 clinical trial, if successful at a statistical threshold of at least p ≤ 0.01, may support a New Drug Application, or NDA, for the marketing approval of Gencaro. PRECISION-AF, the clinical trial specified by the SPA, is anticipated to enroll approximately 400 HF patients with LVEF values ranging from 40% to 55% who have recently experienced AF and have the specific genotype we believe responds best to Gencaro. The clinical trial design is similar to GENETIC-AF, including the active comparator, TOPROL-XL, and the primary endpoint of time to AF recurrence during a 6-month follow-up period. Secondary objectives will examine other important endpoints, such as AF burden and AF treatment-related interventions. Subject to available financing, we plan to initiate enrollment of PRECISION-AF in the fourth quarter of 2020 and project that topline data will be available in approximately two and a half years from our initiation of patient enrollment. If the trial meets the criteria specified in the SPA, we plan to file for approval of Gencaro with the FDA, European Medicines Agency, and other regulatory authorities.

We believe that patients with HF and AF represent a major unmet medical need, and that this need is most pronounced in patients with LVEF values of 40% and above. This LVEF range constitutes more than half of all chronic HF in the United States and Europe, and there are currently no approved or guideline recommended therapies for these patients to treat either their AF or HF. AF is a very common complication in these patients, with estimates of AF incidence ranging from 40% to 60%. Beta-blockers approved for HF are commonly used off-label to treat AF and HF in these patients, but they are only moderately effective in preventing AF and none are approved for patients with LVEF ≥ 40%. Other anti-arrhythmic drugs approved for the treatment of AF have adverse side effects and in HF patients are either contraindicated or have label warnings for use due to an increased risk of mortality. Interventional procedures for AF, such as catheter ablation and electrical cardioversion, are invasive, expensive, and often temporary; typically requiring the continued use of beta blockers post-intervention to manage both AF and HF.

We believe that Gencaro, if approved, may be a safe and more effective therapy for the treatment of HF patients with AF. We believe there are several potentially important attributes that would differentiate Gencaro from existing therapies, including:

•	More effective rhythm control compared to the current standard of care;

•	Reduction in the need for catheter ablation, electrical cardioversion, or toxic anti-arrhythmic drugs;

•	Effective rate control with lower risk of treatment-limiting bradycardia;

•	Foundational beta-blocker benefits for HF and unique evidence of efficacy in HF patients with AF;

•	The only drug therapy approved for AF in HF patients with LVEF ≥ 40%.

We have exclusive development and commercial rights for Gencaro in all indications. We have an international patent portfolio for Gencaro in the United States, the European Union, or EU, and other major markets, as well as new chemical entity status, which we believe will give us a strong intellectual property position to approximately 2031 in the United States and approximately ten years from approval in the EU. Additional issued and pending patents have the potential for longer exclusivity in these and other markets. We have developed a laboratory platform to perform the genetic test that was approved by FDA for use in the Phase 2B clinical trial. We retain all rights to this test platform which we expect to use in future clinical trials, and which we believe could be used for commercialization.

To support the continued development of Gencaro, including the planned PRECISION-AF clinical trial, we will need additional financing to fund the Phase 3 clinical trial and our general and administrative costs through its projected completion. Considering the substantial time and costs associated with the development of Gencaro and the risk that we may be unable to raise a significant amount of capital on acceptable terms, we are also pursuing co-development and commercialization partnering opportunities with large pharmaceutical and/or specialty pharmaceutical companies and may pursue a strategic combination or other strategic transactions. If we are delayed in obtaining financing or are unable to complete a strategic transaction, we may discontinue our development activities on Gencaro or discontinue our operations.

We believe our cash and cash equivalents balance as of December 31, 2019 will be sufficient to fund our operations, at our current cost structure, after giving effect to potential cost reductions, through the end of the third quarter of 2020. We intend to use the net proceeds of the offering to initiate the Phase 3 PRECISION-AF clinical trial for Gencaro, our lead product candidate, and for working capital and general corporate purposes. We believe the amount raised in this offering will allow us to begin pre-trial preparations, such as clinical study drug, clinical site selection, and contract research organization, or CRO, selection and to initiate patient enrollment. While we expect the net proceeds from this offering to extend our cash beyond the end of the third quarter of 2020, the extent to which the net proceeds extends that date is dependent upon the rate that we can accomplish these pre-trial preparations and the rate of patient enrollment.

This financing will not fully fund our PRECISION-AF clinical trial and we expect to need to raise additional capital to complete the clinical trial. We also cannot guarantee that our cash resources, even after giving effect to this offering, will be sufficient for us to begin enrolling patients in our Phase 3 PRECISION-AF clinical trial. As a result, we may need to secure additional financing in order to initiate or continue patient enrollment our Phase 3 PRECISION-AF clinical trial, and we will have to raise additional capital in order to complete our Phase 3 PRECISION-AF clinical trial.

However, changing circumstances may cause us to consume capital significantly faster or slower than we currently anticipate. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available financial resources sooner than we currently anticipate.

On April 3, 2019, we completed a 1-for-18 reverse stock split of our common stock. All common share and per common share amounts included herein have been adjusted retroactively to reflect the effects of this action.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary, beginning on page 7. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, our risks include:

•

We will need to raise substantial additional funds through public or private equity transactions and/or complete one or more strategic transactions, to continue development of Gencaro or any of our other product candidates. If we are unable to raise such financing or complete such a transaction, we may not be able to continue operations.

•

Our management and our independent registered public accounting firm, in their report on our financial statements as of and for the fiscal year ended December 31, 2019, have concluded that due to our need for additional capital, and the uncertainties surrounding our ability to raise such funding, substantial doubt exists as to our ability to continue as a going concern.

•

Even though we obtained the FDA’s agreement on our SPA, an SPA does not guarantee approval of Gencaro or any other particular outcome from regulatory review. Even if the PRECISION-AF clinical trial is conducted in accordance with the protocol, the SPA agreement does not guarantee approval of Gencaro.

•

The estimated proceeds from this offering will not provide adequate capital to completely enroll our planned PRECISION-AF clinical trial and we will need to raise substantial additional funds to complete the PRECISION-AF clinical trial.

•

If we are not able to maintain the requirements for listing on the Nasdaq Capital Market, we could be delisted, which could have a material adverse effect on our ability to raise additional funds as well as the price and liquidity of our common stock.

•	Our clinical trials for our product candidates may not yield results that will enable us to further develop our products and obtain regulatory approvals necessary to sell them.

•	If we encounter difficulties enrolling patients in any future clinical trials, our trials could be delayed or otherwise adversely affected.

•	If we are not able to successfully develop, obtain FDA, approval for, and provide for the commercialization of Gencaro in a timely manner, we may not be able to continue our business operations.

•

Any future clinical trial for Gencaro will require the use of a third-party diagnostic services provider to administer a genetic test needed to identify the patient receptor genotypes of clinical trial participants, and as a result, we will be unable to directly control the timing, conduct and expense of the genetic test.

•

We will need to establish a collaborative arrangement with a third-party diagnostics services provider to obtain marketing clearance or approval of the companion genetic test. There is no guarantee that the FDA will grant timely clearance or approval of the genetic test, if at all, and failure to obtain such timely clearance or approval would adversely affect our ability to market Gencaro.

•

Our product candidates are subject to extensive regulation, which can be costly and time-consuming, and unsuccessful or delayed regulatory approvals could increase our future development costs or impair our future revenue.

•	If approved by the FDA, Gencaro will be entering a competitive marketplace and may not succeed.

Corporate Information

On January 27, 2009, we completed a business combination, or the Merger, between Nuvelo, Inc., or Nuvelo, a corporation originally incorporated in 1992, and its subsidiary, ARCA biopharma, Inc. Immediately following the Merger, we changed our name from Nuvelo, Inc. to ARCA biopharma, Inc. Our principal offices are located at 11080 CirclePoint Road, Suite 140, Westminster, Colorado. Our telephone number is 720-940-2200 and our website address is www.arcabio.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

THE OFFERING

Common stock offered by us	$15,000,000 of shares of common stock, warrants to purchase up to $ of shares of common stock and $ of shares of common stock issuable upon exercise of the warrants will be offered in this offering.

Common stock outstanding prior to offering	1,594,070 shares of common stock.

Common stock outstanding after the offering	5,208,527 shares of common stock, assuming a public offering price of $4.15 per share and accompanying warrant, which represents the last reported sale price of our common stock on the Nasdaq Capital Market on February 25, 2020, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, and assuming no exercise of the warrants issued in this offering.

Warrants offered by us	Warrants to purchase an aggregate of $ of shares of our common stock (with one-half warrant to purchase common stock being issued in connection with each share of common stock issued in this offering). Each whole warrant will have an exercise price of $ per share, will be exercisable for one share of common stock, will be exercisable 180-days following the closing of this offering and will expire on the anniversary of the date of issuance.

Use of Proceeds	We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $13.9 million, assuming a public offering price of $4.15 per share and accompanying warrant, the last sale price of our common stock as reported on The Nasdaq Capital Market on February 25, 2020.

We anticipate that the net proceeds from this offering will be used to initiate our Phase 3 PRECISION-AF clinical trial and for working capital and general corporate purposes. We do not anticipate that the net proceeds from this offering will be sufficient to fund our Phase 3 PRECISION-AF clinical trial to completion, and we cannot guarantee that our cash resources, even after giving effect to this offering, will be sufficient for us to begin enrolling patients in our Phase 3 PRECISION-AF clinical trial. As a result, we may need to secure additional financing in order to initiate patient enrollment our Phase 3 PRECISION-AF clinical trial.

See “Use of Proceeds” for more information.

Nasdaq Capital Market listing	Our common stock is listed on The Nasdaq Capital Market under the symbol “ABIO.” There is no established trading market for the warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the warrants on any national securities exchange.

Risk Factors	Investing in our common stock and warrants involves a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus.

Outstanding Shares

The number of shares of common stock shown above is based on 1,594,070 shares of common stock outstanding as of December 31, 2019. This number excludes:

•	135,862 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2019, at a weighted average exercise price of $113.04 per share;

•	31,136 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2019, at a weighted average exercise price of $84.50 per share; and

•	36,511 additional shares of common stock reserved for future issuance under our Amended and Restated 2013 Equity Incentive Plan.

Unless otherwise indicated, all information contained in this prospectus assumes:

•	no exercise of the outstanding options or warrants described above or the warrants issued in this offering; and

•

no additional sales of our common stock pursuant to the terms of our sales agreement, with JonesTrading Institutional Services LLC, or JonesTrading, to sell, from time to time, our common stock in an “at the market offering” after December 31, 2019.

RISK FACTORS

An investment in our securities involves certain risks, including those set forth below and elsewhere in this prospectus. In addition to the risks set forth below and elsewhere in this prospectus, other risks and uncertainties not known to us, that are beyond our control or we deem to be immaterial may also materially adversely affect our business operations. You should carefully consider the risks described below as well as other information and data included in this prospectus.

Risks Related to Our Business and Financial Condition

Despite the net proceeds we may receive from this offering, we expect the PRECISION-AF clinical trial will require substantially more capital to complete, and we cannot guarantee when or if we will be able to secure such additional financing.

We are raising capital to allow us to initiate our Phase 3 clinical trial, PRECISION-AF. The amount financed, even with our existing cash resources, will not be adequate to complete PRECISION-AF. We believe the amount raised will allow us to begin pre-trial preparations, such as clinical study drug, site selection, and CRO selection and to initiate patient enrollment. This financing will not fully fund our PRECISION-AF clinical trial and we expect to need to raise additional capital to complete the clinical trial. We also cannot guarantee that our cash resources, even after giving effect to this offering, will be sufficient for us to begin enrolling patients in our Phase 3 PRECISION-AF clinical trial. As a result, we may need to secure additional financing in order to initiate enrollment of our Phase 3 PRECISION-AF clinical trial. Even if we can begin enrolling patients, we expect to have to raise significant additional capital to continue enrollment. If we are not able to obtain financing in the future or on acceptable terms, we may have to terminate the clinical trial early. As a result, our ability to effectively use the net proceeds in this offering in order to further development of Gencaro in our Phase 3 clinical trial, PRECISION-AF, is largely contingent on our ability to secure substantial additional financing in the future.

We will need to raise substantial additional funds through public or private equity transactions and/or complete one or more strategic transactions, to continue development of Gencaro or any of our other product candidates. If we are unable to raise such financing or complete such a transaction, we may not be able to continue operations.

In light of the expected development timeline to potentially obtain FDA approval for Gencaro, if at all, the substantial additional costs associated with the development of Gencaro and our other product candidates, including the costs associated with clinical trials related thereto, and the substantial cost of commercializing Gencaro, if it is approved, we will need to raise substantial additional funding through public or private equity or debt transactions or a strategic combination or partnership. If we are delayed in obtaining funding or are unable to complete a strategic transaction, we may discontinue our development activities on Gencaro and our other product candidates or discontinue our operations. Even if we are able to fund continued development and Gencaro or any of our other product candidates is approved, we expect that we will need to complete a strategic transaction or raise substantial additional funding through public or private debt or equity securities to successfully commercialize Gencaro or any other product candidate.

We believe our cash and cash equivalents balance as of December 31, 2019 will be sufficient to fund our operations, at our projected cost structure, after giving effect to potential cost reductions, through the end of the third quarter of 2020. In 2017, we entered into a sales agreement with JonesTrading to sell, from time to time, our common stock pursuant to which we have sold an aggregate of 1,087,858 shares of our common stock, for aggregate gross proceeds of approximately $17.4 million. Net proceeds received in this offering were approximately $16.4 million, after deducting initial expenses for executing the “at the market offering” and commissions paid to the placement agent. Sales of our common stock dilute the ownership interest of our stockholders and may cause the price per share of our common stock to decrease. Changing circumstances may cause us to consume capital significantly faster or slower than we currently anticipate. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available financial resources sooner than we currently anticipate.

Our liquidity, and our ability to raise additional capital or complete any strategic transaction, depends on a number of factors, including, but not limited to, the following:

•	the costs and timing for potential additional clinical trials in order to gain possible regulatory approval for Gencaro and our other product candidates;

•	the market price of our stock and the availability and cost of additional equity capital from existing and potential new investors;

•	our ability to retain the listing of our common stock on the Nasdaq Capital Market;

•	general economic and industry conditions affecting the availability and cost of capital;

•	our ability to control costs associated with our operations;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	the terms and conditions of our existing collaborative and licensing agreements.

The sale of additional equity or convertible debt securities would likely result in substantial dilution to our stockholders. If we raise additional funds through the incurrence of indebtedness, the obligations related to such indebtedness would be senior to rights of holders of our capital stock and could contain covenants that would restrict our operations. We also cannot predict what consideration might be available, if any, to us or our stockholders, in connection with any strategic transaction. Should strategic alternatives or additional capital not be available to us, or not be available on acceptable terms, we may be unable to realize value from our assets and discharge our liabilities in the normal course of business which may, among other alternatives, cause us to further delay, substantially reduce or discontinue operational activities to conserve our cash resources.

Our management and our independent registered public accounting firm, in their report on our financial statements as of and for the fiscal year ended December 31, 2019, have concluded that due to our need for additional capital, and the uncertainties surrounding our ability to raise such funding, substantial doubt exists as to our ability to continue as a going concern.

Our audited financial statements for the fiscal year ended December 31, 2019 were prepared assuming that we will continue as a going concern. The going concern basis of presentation assumes that we will continue in operation for the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from our inability to continue as a going concern. Our management and our independent registered public accounting firm concluded as of December 31, 2019 that due to our need for additional capital and the uncertainties surrounding our ability to raise such funding, substantial doubt exists as to our ability to continue as a going concern for a period from one year after our financial statements have been issued. We believe our cash and cash equivalents balance as of December 31, 2019 will be sufficient to fund our operations, at our projected cost structure, after giving effect to potential cost reductions, through the end of the third quarter of 2020. We cannot be certain that we will be able to make any other sale of our common stock in any future offering to cover our future capital needs, or at all. Changing circumstances may cause us to consume capital significantly faster or slower than we currently anticipate. If we are delayed in completing or are unable to complete additional funding and/or a strategic transaction, we may discontinue our development activities or operations, but there are no assurances that these reductions would be sufficient to allow us to continue to operate as a going concern. Therefore, even if we resolve this uncertainty, our independent registered public accountants and/or management could conclude that uncertainty as to our ability to continue as a going concern could exist at a future date.

We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available financial resources sooner than we currently anticipate. We may be forced to reduce our operating expenses and raise additional funds to meet our working capital needs, principally through the additional sales of our securities or debt financings. However, we cannot guarantee that we will be able to obtain sufficient additional funds when needed or that such funds, if available, will be obtainable on terms satisfactory to us. If we are unable to raise sufficient additional capital or complete a strategic transaction, we may be unable to continue to fund our operations, develop Gencaro or our other product candidates, or realize value from our assets and discharge our liabilities in the normal course of business. If we cannot raise sufficient funds, we may have to liquidate our assets, and might realize significantly less than the values at which they are carried on our financial statements, and stockholders may lose all or part of their investment in our common stock.

If we are not able to successfully develop, obtain FDA approval for, and provide for the commercialization of Gencaro in a timely manner, we may not be able to continue our business operations.

We currently have no products that have received regulatory approval for commercial sale. The process to develop, obtain regulatory approval for and commercialize potential product candidates is long, complex and costly. For instance, we began screening patients for our Phase 2B GENETIC-AF clinical trial in April 2014 and enrolled our first patient in June 2014. Enrollment was completed in August 2017 having randomized 267 HF patients with AF. The Phase 2B clinical trial completed the patient treatment phase in December 2017 and we reported top-line data in February 2018. We received guidance from the FDA following an End-of-Phase 2 meeting regarding the Phase 3 program for Gencaro as a potential genetically-targeted treatment for AF patients with HF with the beta-1 389 arginine homozygous genotype. While, in consultation with the FDA, we developed key elements of the Phase 3 clinical trial needed to support a potential NDA, details of which were confirmed via the FDA SPA process, there is no guarantee that any Phase 3 clinical trial for Gencaro will not be subject to similar enrollment periods as GENETIC-AF. Any future development of Gencaro, including initiating the Phase 3 clinical trial, is dependent on obtaining additional financing, even if we enter into a strategic collaboration.

Failure to demonstrate that a product candidate, including Gencaro, is safe and effective, or significant delays in demonstrating such safety and efficacy, would adversely affect our business. Failure to obtain marketing approval of Gencaro from appropriate regulatory authorities, or significant delays in obtaining such approval, would also adversely affect our business and could, among other things, preclude us from completing a strategic transaction or obtaining additional financing necessary to continue as a going concern.

Even if approved for sale, a product candidate must be successfully commercialized to generate value. We do not currently have the capital resources or management expertise to commercialize Gencaro or any of our other product candidates and, as a result, will need to complete a strategic transaction, or, alternatively, raise substantial additional funds to enable commercialization of Gencaro or any of our other product candidates, if approved. Failure to successfully provide for the commercialization of Gencaro or any other product candidate, if approved, would damage our business.

We have received an SPA agreement from the FDA relating to our planned Phase 3 program for Gencaro. This SPA agreement does not guarantee approval of Gencaro or any other particular outcome from regulatory review.

In 2019, we received an SPA agreement from the FDA for our planned Phase 3 clinical trial of Gencaro. The FDA’s SPA process is designed to facilitate the FDA’s review and approval of drugs by allowing the FDA to evaluate the proposed design and size of certain clinical trials that are intended to form the primary basis for determining a drug product’s efficacy. Upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor’s questions regarding, among other things, primary efficacy endpoints, trial conduct and data analysis, within 45 days of receipt of the request. The FDA ultimately assesses whether the protocol design and planned analysis of the trial are acceptable to support regulatory approval of the product candidate with respect to the effectiveness of the indication studied. All agreements and disagreements between the FDA and the sponsor regarding a SPA must be clearly documented in a SPA letter or the minutes of a meeting between the sponsor and the FDA.

However, an SPA agreement does not guarantee approval of a product candidate, even if the trial is conducted in accordance with the protocol. Moreover, the FDA may revoke or alter our SPA agreement in certain circumstances. In particular, a SPA agreement is not binding on the FDA if public health concerns emerge that were unrecognized at the time of the SPA agreement, other new scientific concerns regarding product safety or efficacy arise, we fail to comply with the agreed upon trial protocols, or the relevant data, assumptions or information provided by us in our request for the SPA change or are found to be false or omit relevant facts. In addition, even after an SPA agreement is finalized, the SPA agreement may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if the FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study. The FDA retains significant latitude and discretion in interpreting the terms of the SPA agreement and the data and results from any study that is the subject of the SPA agreement.

Even though we obtained an agreement on our SPA, we cannot assure you that our planned Phase 3 clinical trial will succeed, will be deemed binding by the FDA under our SPA agreement, or will result in any FDA approval for Gencaro. Moreover, if the FDA revokes or alters its agreement under our SPA, or interprets the data collected from the clinical trial differently than we do, the FDA may not deem the data sufficient to support an application for regulatory approval, which could materially adversely affect our business, financial condition and results of operations.

If we are not able to maintain the requirements for listing on the Nasdaq Capital Market, we could be delisted, which could have a material adverse effect on our ability to raise additional funds as well as the price and liquidity of our common stock.

Our common stock is currently listed on the Nasdaq Capital Market. To maintain the listing of our common stock on the Nasdaq Capital Market we are required to meet certain listing requirements, including, among others, (i) a minimum closing bid price of $1.00 per share, (ii) a market value of publicly held shares (excluding shares held by our executive officers, directors and 10% or more stockholders) of at least $1 million and (iii) either: (x) stockholders’ equity of at least $2.5 million; or (y) a total market value of listed securities of at least $35 million.

We have received three potential delisting notices from Nasdaq since 2012. In each of 2012, 2015 and 2018, we received notification from Nasdaq of potential delisting of our shares from the Nasdaq Capital Market because the closing bid price of our common stock had not met the minimum closing bid price of $1.00 per share during the preceding 30 business days. We subsequently regained compliance with Nasdaq’s minimum closing bid price requirements related to the 2012, 2015 and 2018 notices, by effecting a 1-for-6 reverse split of our common stock in March 2013, a 1-for-7 reverse split of our common stock in September 2015 and a 1-for-18 reverse split of our common stock in April 2019. Despite effecting a 1-for-18 reverse split of our common stock in April 2019, there can be no assurance that the market price per share of our common stock will remain in excess of the $1.00 minimum bid price for a sustained period of time. The continuing effect of our reverse stock split on the market price of our common stock cannot be predicted with any certainty, and the history of similar stock split combinations for companies in like circumstances is varied. It is possible that the per share price of our common stock after the reverse stock split will not rise in proportion to the reduction in the number of shares of common stock outstanding resulting from the reverse stock split, effectively reducing our market capitalization, and there can be no assurance that the market price per post-reverse split share will either exceed or remain in excess of the $1.00 minimum bid price for a sustained period of time. The market price of our common stock may vary based on other factors that are unrelated to the number of shares outstanding, including our future performance.

The delisting of our common stock from a national exchange could impair the liquidity and market price of the common stock. It could also materially, adversely affect our access to the capital markets, and any limitation on market liquidity or reduction in the price of the common stock as a result of that delisting could adversely affect our ability to raise capital on terms acceptable to us, or at all.

In future periods, if we do not meet the minimum stockholders’ equity, minimum closing bid price requirements, or any other listing requirements, we would be subject to delisting from the Nasdaq Capital Market.

As of February 25, 2020, the closing price of our common stock was $4.15 per share, and the total market value of our listed securities was approximately $6.6 million. As of December 31, 2019, we had stockholders’ equity of $7.6 million.

If we encounter difficulties enrolling patients in any future clinical trials, our future trials could be delayed or otherwise adversely affected.

If we have difficulty enrolling a sufficient number of patients in any future clinical trial, we may need to delay or terminate our trial, which would have a negative impact on our business. Delays in enrolling patients in any future clinical trials would also adversely affect our ability to generate any product, milestone and royalty revenues under collaboration agreements, if any, and could impose significant additional costs on us or on any future collaborators.

The GENETIC-AF clinical trial required that we identify and enroll a large number of patients with the condition under investigation and the trial enrolled only those patients having a specific genotype, and certain patients who have or are willing to have a Medtronic device implanted for monitoring and recording AFB data. As a result, enrollment for GENETIC-AF was slower than expected, with our first patient enrolled in June 2014 and enrollment completed in August 2017. Because of the rigorous enrollment criteria, our clinical trial timelines were delayed from our original projections. We anticipate that any future Phase 3 clinical trial of Gencaro, including PRECISION-AF, may have similar enrollment criteria, and we cannot guarantee that we will not have similar enrollment issues in any future clinical trials.

Our clinical trials for our product candidates may not yield results that will enable us to further develop our products and obtain regulatory approvals necessary to sell them.

We will receive regulatory approval for our product candidates only if we can demonstrate in carefully designed and conducted clinical trials that the product candidate is safe and effective. We do not know whether any current or future clinical trials for Gencaro or any other product candidate will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products.

For example, GENETIC-AF was designed as an adaptive trial. The DSMB conducted a pre-specified interim analysis of study endpoints for efficacy, safety and futility. Based on the efficacy and safety data of the interim analysis, the DSMB recommended completing the Phase 2B clinical trial with no changes to the trial design, rather than transition GENETIC-AF to a Phase 3 clinical trial. In February 2018, we announced top-line results of the Phase 2B clinical trial, which indicated that Gencaro demonstrated a similar treatment benefit compared to the active comparator, metoprolol succinate (TOPROL-XL). We have not determined if these results of GENETIC-AF, and cannot predict if the results from a future Phase 3 clinical trial, even with a SPA agreement, would allow us to obtain regulatory approval for Gencaro.

Clinical trials are lengthy, complex and expensive processes with uncertain results. We have spent, and expect to continue to spend, significant amounts of time and money in the clinical development of our product candidates. We have never conducted a Phase 3 clinical trial and have limited staff with the requisite experience to do so. We therefore rely on CROs to conduct certain aspects of our clinical trial. While certain of our employees have experience in designing and administering clinical trials, these employees have no such experience as employees of ARCA.

The results we obtain in preclinical testing and early clinical trials may not be predictive of results that are obtained in later studies. We may suffer significant setbacks in advanced clinical trials, even after seeing promising results in earlier studies. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue development of one or more of our product candidates. If we fail to adequately demonstrate the safety and efficacy of our products under development, we will not be able to obtain the required regulatory approvals to commercialize our product candidates, and our business, results of operations and financial condition would be materially adversely affected.

Administering our product candidates to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the FDA or other regulatory authorities denying approval of our product candidates for any or all targeted indications.

If clinical trials for a product candidate are unsuccessful, we will be unable to commercialize the product candidate. If one or more of our clinical trials are delayed, we will be unable to meet our anticipated development timelines. Either circumstance could cause the market price of our common stock to decline.

We will rely on contract research organizations to conduct substantial portions of our clinical trials, including any future clinical trial of Gencaro, and as a result, we will be unable to directly control the timing, conduct and expense of all aspects of our clinical trials.

We do not currently have sufficient staff with the requisite experience to conduct our clinical trials and therefore will rely on third parties to conduct certain aspects of any future clinical trials. We previously contracted with a CRO to conduct components of our GENETIC-AF clinical trial and anticipate contracting with a CRO to conduct components of any future clinical trial for Gencaro or any future clinical trials for our other product candidates. As a result, we will have less control over many details and steps of any clinical trial, the timing and completion of any clinical trial, the required reporting of adverse events and the management of data developed through any clinical trial than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties, such as CROs, may have staffing difficulties, may undergo changes in priorities or may become financially distressed, adversely affecting their willingness or ability to conduct our clinical trial. We may experience unexpected cost increases that are beyond our control. Problems with the timeliness or quality of the work of a CRO may lead us to seek to terminate the relationship and use an alternative service provider. However, making any change may be costly and may delay ongoing trials, if any, and contractual restrictions may make such a change difficult or impossible. Additionally, it may be impossible to find a replacement organization that can conduct clinical trials in an acceptable manner and at an acceptable cost.

Even though we anticipate relying on CROs in the future, we will likely have to devote substantial resources and rely on the expertise of our employees to manage the work being done by the CROs. Due to our limited experience in managing clinical trials, we cannot guarantee our employees will do so effectively.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals for, and make public statements regarding, the timing of certain accomplishments, such as, the commencement and completion of clinical trials, particularly with respect to steps for commencing and continuing our clinical trials, the disclosure of trial results, the obtainment of regulatory approval and the sale of drug product, which we sometimes refer to as milestones. These milestones may not be achieved, and the actual timing of these events can vary dramatically due to a number of factors such as delays or failures in our clinical trials, disagreements with any collaborative partners, the uncertainties inherent in the regulatory approval process and manufacturing scale-up, delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products or an inability to finance in a timely manner. For instance, we previously planned to initiate PRECISION-AF in the first quarter of 2020, subject to securing additional financing. We now plan to initiate enrollment of PRECISION-AF in the fourth quarter of 2020 due to our continued financing needs. We cannot guarantee if we will be able to secure such financing in order to initiate PRECISION-AF in a timely fashion. FDA approval of Gencaro or any other product candidate, if it occurs, is expected to require years of additional clinical development, including the completion of genetic trials. There can be no assurance that we will make regulatory submissions or receive regulatory approvals as planned. If we fail to achieve one or more of these milestones as planned, our business will be materially adversely affected.

We expect to depend on existing and future collaborations with third parties for the development of some of our product candidates. If those collaborations are not successful, we may not be able to complete the development of these product candidates.

We had a collaboration agreement with Medtronic that supported our GENETIC-AF clinical trial. If our arrangement with Medtronic, as amended, is continued as part of our future development of Gencaro, we will have limited control over the amount and timing of resources that they dedicate to the development of Gencaro. This is also likely to be true in any future collaboration with third parties and we may seek additional third party collaborators for the development of Gencaro or other product candidates. Our ability to benefit from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

Collaborations involving our product candidates pose the following risks to us:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•

collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator’s strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•

collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

•

disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;

•

collaborators may elect to take over manufacturing rather than retain us as manufacturers and may encounter problems in starting up or gaining approval for their manufacturing facility and so be unable to continue development of product candidates;

•	we may be required to undertake the expenditure of substantial operational, financial and management resources in connection with any collaboration;

•	we may be required to issue equity securities to collaborators that would dilute our existing stockholders’ percentage ownership;

•	we may be required to assume substantial actual or contingent liabilities;

•	collaborators may not commit adequate resources to the marketing and distribution of our product candidates, limiting our potential revenues from these products; and

•	collaborators may experience financial difficulties.

We face a number of challenges in seeking additional collaborations. Collaborations are complex and any potential discussions may not result in a definitive agreement for many reasons. For example, whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator’s evaluation of a number of factors, such as the design or results of our clinical trials, the potential market for our product candidates, the costs and complexities of manufacturing and delivering our product candidates to patients, the potential of competing products, the existence of uncertainty with respect to ownership or the coverage of our intellectual property, and industry and market conditions generally. If we were to determine that additional collaborations for our Gencaro development is necessary and were unable to enter into such collaborations on acceptable terms, we might elect to delay or scale back the development or commercialization of Gencaro in order to preserve our financial resources or to allow us adequate time to develop the required physical resources and systems and expertise ourselves.

Collaboration agreements may not lead to development or commercialization of our product candidates in the most efficient manner, or at all. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. If a present or future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated.

Any future clinical trial for Gencaro will require the use of a third-party diagnostic services provider to administer a genetic test needed to identify the patient receptor genotypes of clinical trial participants, and as a result, we will be unable to directly control the timing, conduct and expense of the genetic test.

We anticipate that any future clinical trial of Gencaro, if any, will require a companion diagnostic test that identifies the patient’s receptor genotype. The trial would only enroll those patients with the receptor that has the potential for enhanced efficacy, the beta-1 389 Arg receptor as detected by a beta-1 389 Arg/Arg genotype. Accordingly, we anticipate that any future clinical trial for Gencaro will require the use of a third-party diagnostic service to perform the genetic testing. There has been limited experience in our industry in prospective development of companion diagnostics required to perform the required molecular profiling. We entered into an agreement with LabCorp to provide the diagnostic services of the genetic test needed to support our GENETIC-AF clinical trial. To provide those services, LabCorp obtained from the FDA an IDE for the companion diagnostic test being used in our GENETIC-AF clinical trial. We would expect a similar agreement and approval would be necessary for any companion diagnostic used in any future clinical trials for Gencaro.

The FDA and similar regulatory authorities outside the United States regulate companion diagnostics. Companion diagnostics require separate or coordinated regulatory approval prior to commercialization. Changes to regulatory advice could delay our development programs or delay or prevent eventual marketing approval for our product candidates that may otherwise be approvable. In July 2011, the FDA issued draft guidance that stated that if safe and effective use of a therapeutic depends on an in vitro diagnostic, the FDA generally will not approve the therapeutic unless the FDA approves or clears this “in vitro companion diagnostic device” at the same time that the FDA approves the therapeutic. The approval or clearance of the companion diagnostic would occur through the FDA’s Center for Devices and Radiological Health. In 2014, the FDA issued guidance on in vitro companion diagnostic devices. The guidance allows for flexibility by the FDA in the case of therapeutic products to treat serious conditions for which no alternative treatment exists and the benefits of using the companion diagnostic outweigh the risk, but it is unclear how this discretion may be applied by the agency with respect to the companion diagnostic test related to any Gencaro clinical trials. The FDA’s evolving position on the topic of companion diagnostics could affect our clinical development programs that utilize companion diagnostics. In particular, the FDA may limit our ability to use retrospective data, otherwise disagree with our approaches to trial design, biomarker qualification, clinical and analytical validity, and clinical utility, or make us repeat aspects of a trial or initiate new trials.

Given our limited experience in developing diagnostics, we expect to rely primarily on third parties for the design and manufacture of the companion diagnostics for our product candidates. If we, or any third parties that we engage to assist us, are unable to successfully develop companion diagnostics for our product candidates that require such diagnostics, or experience delays in doing so, the development of our product candidates may be adversely affected, our product candidates may not receive marketing approval and we may not realize the full commercial potential of any products that receive marketing approval. As a result, our business could be materially harmed.

We will need to establish a collaborative arrangement with a third-party diagnostics services provider to obtain marketing clearance or approval of the companion genetic test. There is no guarantee that the FDA will grant timely clearance or approval of the genetic test, if at all, and failure to obtain such timely clearance or approval would adversely affect our ability to market Gencaro.

The drug label we intend to seek for Gencaro would identify the patient receptor genotype for which the drug is approved. Accordingly, we believe developing a genetic test that is simple to administer and widely available will be critical to the successful commercialization of Gencaro. The genetic test will be subject to regulation by the FDA and by comparable agencies in various foreign countries. The process of complying with the requirements of the FDA and comparable agencies is costly, time consuming and burdensome.

Despite the time and expense expended, regulatory clearance or approval is never guaranteed. If regulatory clearance or approval is delayed, or if one or more third-party diagnostic services providers are unable to obtain FDA approval of the genetic test at all or in parallel with the approval of Gencaro, or are unable to commercialize the test successfully and in a manner that effectively supports the commercial efforts for Gencaro, or if the information concerning the differential response to Gencaro resulting from certain genetic variation is not included in the approval label for Gencaro, the commercial launch of Gencaro may be significantly and adversely affected.

Regulatory approval is required for the genetic test to be used in our Gencaro clinical trials and to support the commercialization of the test, if approved. Delays or failures in obtaining such regulatory approval, including any required validation analyses may prevent a third-party diagnostics provider from commercializing such genetic test and will adversely affect our business, operating results and prospects.

Before a genetic test can be used commercially, including in conjunction with Gencaro, if it is approved for marketing, the third-party diagnostics provider must obtain FDA Premarket Approval, or PMA, for such test. The FDA may require additional validation of the genetic test we used in GENETIC-AF prior to any approval of Gencaro or the genetic test or prior to the use of such test in any future clinical trials for Gencaro. We anticipate the genetic test will be required as a condition to prescribing Gencaro. There is no guarantee the FDA will approve the anticipated PMA submission for the genetic test. Even if the genetic test is eventually approved, performing additional validation work necessary to support the PMA, if required, for current or future genetic test products, including one associated with Gencaro, would require additional time and expense and the outcome would be uncertain. Moreover, such delays or increased costs or failures could adversely affect our business, operating results and prospects for commercializing the genetic test.

If a third-party diagnostics provider responsible for the genetic test or certain of its third-party suppliers fails to comply with ongoing FDA or other foreign regulatory authority requirements, or if there are unanticipated problems with the genetic test, these products could be subject to restrictions or withdrawal from use in a trial or from the market.

Any diagnostic for which a third-party diagnostics provider obtains clearance or approval, and the manufacturing processes, reporting requirements, post-approval clinical data and promotional activities for such product, will be subject to continued regulatory review, oversight and periodic inspections by the FDA and other domestic and foreign regulatory bodies. With respect to the genetic test, to the extent applicable, any third-party diagnostics provider and certain of its suppliers will be required to comply with the FDA’s Quality System Regulation, or QSR, and International Standards Organization, or ISO, requirements which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any product for which clearance or approval is obtained. Regulatory bodies, such as the FDA, enforce the QSR and other regulations through periodic inspections. The failure by a third-party diagnostics provider, or certain of its third-party manufacturers or suppliers, as the case may be, to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, enforcement actions. If any of these actions were to occur, it could harm our reputation and cause product sales and profitability of Gencaro, if approved, to suffer and may prevent us from generating revenue or utilizing the genetic test further in any clinical trial. Even if regulatory clearance or approval is granted, such clearance or approval may be subject to limitations on the intended uses for which the product may be marketed and reduce our potential to successfully commercialize the product and generate revenue from the product.

Future sales of Gencaro may suffer if its marketplace acceptance is negatively affected by the genetic test.

The genetic test is an important component of the commercial strategy for Gencaro in addition to being required for our clinical trials. We believe that the genetic test helps predict patient response to Gencaro, and that this aspect of the drug is important to its ability to compete effectively with current therapies. The genetic test adds an additional step in the prescribing process, an additional cost for the patient and payors, the risk that the test results may not be rapidly available and the possibility that it may not be available at all to hospitals and medical centers. Although we anticipate that Gencaro, if approved in a timely manner, would be the first genetically-targeted cardiovascular drug, Gencaro will be one of a number of successful drugs in the beta-blocker class currently on the market. Prescribers may be more familiar with these other beta-blockers, and may be resistant to prescribing Gencaro as an AF therapy in patients with HF. For instance, the top-line results of our Phase 2B GENETIC-AF clinical trial indicated that Gencaro demonstrated a similar treatment benefit compared to the active comparator, metoprolol succinate (TOPROL-XL). If our future clinical trials in Gencaro do not show that Gencaro has a clear therapeutic benefit as compared to other drugs in the beta-blocker class currently on the market, then prescribers may be unlikely to prescribe Gencaro to patients, even if approved. Any one of these factors could affect prescriber behavior, which in turn may substantially impede market acceptance of the genetic test, which could cause significant harm to Gencaro’s ability to compete, and in turn harm our business.

Our failure to raise substantial additional funding or enter into a strategic transaction may materially and adversely affect our business.

Unless we are able to raise substantial additional funding for the development of Gencaro through other means, we will need to complete a strategic transaction to continue the development of Gencaro through its next phase of clinical development, the regulatory submission process, the commercialization phase, and to continue our other operations. The strategic transactions that we may consider include a potential combination or partnership. Our board of directors and management team have and will continue to devote substantial time and resources to obtaining additional capital or the consideration and implementation of any such strategic transaction. In addition, conditions in the financial markets may lead to an increased number of biotechnology companies that are also seeking to enter into strategic transactions, which may limit our ability to negotiate favorable terms for any such transaction. Further, our current employees do not have experience in the strategic transaction process, and our previous efforts to enter into a strategic transaction have not been successful. As a result of these and other factors, there is substantial risk that we may not be able to complete a strategic transaction on favorable terms, or at all. The failure to complete such a strategic transaction may materially and adversely affect our business.

We are limited in our ability to access sufficient funding through a public or private equity offering or convertible debt offering.

Nasdaq rules impose restrictions on our ability to raise funds through a private offering of our common stock, convertible debt or similar instruments without obtaining stockholder approval. Under Nasdaq rules, an offering of more than 20% of our total shares outstanding at a price per share less than (i) the closing price of our common stock on the Nasdaq Capital Market immediately preceding the signing of the binding agreement, or (ii) the average closing price of our common stock on the Nasdaq Capital Market for the five trading days immediately preceding the signing of the binding agreement requires stockholder approval unless the offering qualifies as a “public offering” for purposes of the Nasdaq rules. As of December 31, 2019, we had approximately 1.6 million shares of common stock outstanding, 20% of which is approximately 319,000 shares. SEC rules impose restrictions on our ability to raise funds through the registered offering of our securities pursuant to a “shelf” registration statement on Form S-3. Under SEC rules, we are prohibited from selling securities under such a registration statement if the aggregate market value of the securities sold thereunder in any twelve-month period exceeds one-third of the market value of our outstanding common stock held by non-affiliates. In the twelve-months prior to February 25, 2020, we sold an aggregate of 574,392 shares of our common stock pursuant to the terms of such sales agreement, as amended, for aggregate gross proceeds of approximately $4.8 million. Due to these sales, we may be limited in our ability to sell securities registered on Form S-3 over the next 12 months, which may substantially limit our ability to effect future financings. In addition, we are currently subject to certain contractual rights of investors arising from our public and private equity financing transactions that limit the nature and price of future public and private financing transactions that we may effect.

Unless we are able to generate sufficient product revenue, we will continue to incur losses from operations and will not achieve or maintain profitability. We are years away from commercializing a product and generating product revenue.

Our historical losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital, among other things. We are years away from commercializing a product and generating any product revenue. As a result, we expect to continue to incur significant operating losses for the foreseeable future. Even if we ultimately receive regulatory approval for Gencaro or our other product candidates, sales of such products may not generate sufficient revenue for it to achieve or maintain profitability. Because of the numerous risks and uncertainties associated with developing therapeutic drugs, we may experience larger than expected future losses and may never reach profitability.

Our product candidates are subject to extensive regulation, which can be costly and time-consuming, and unsuccessful or delayed regulatory approvals could increase our future development costs or impair our future revenue.

The preclinical and clinical development, testing, manufacture, safety, efficacy, labeling, storage, recordkeeping, and subsequent advertising, promotion, sale, marketing, and distribution, if approved, of our product candidates are subject to extensive regulation by the FDA and other regulatory authorities in the United States and elsewhere. These regulations also vary in important, meaningful ways from country to country. We are not permitted to market a potential drug in the United States until we receive approval of an NDA from the FDA for such drug. We have not received an NDA approval from the FDA for Gencaro or any of our other product candidates. There can be no guarantees with respect to our product candidates that clinical studies will adequately support an NDA, that the products will receive necessary regulatory approvals, or that they will prove to be commercially successful.

To receive regulatory approval for the commercial sale of any product candidates, we must demonstrate safety and efficacy in humans to the satisfaction of regulatory authorities through preclinical studies and adequate and well-controlled clinical trials of the product candidates. This process is expensive and can take many years, and failure can occur at any stage of the testing. Our failure to adequately demonstrate the safety and efficacy of our product candidates will prevent regulatory approval and commercialization of such products. In 2008, we submitted and the FDA accepted our NDA filing for Gencaro for the treatment of chronic HF. In 2009, the FDA issued a Complete Response Letter, or CRL, in which the FDA stated that it could not approve the Gencaro NDA in its current form and specified actions required for approval of the NDA, including conducting an additional Phase 3 clinical trial of Gencaro in patients with HF. We completed a Phase 2B clinical study of Gencaro in HFrEF patients to assess its efficacy in reducing or preventing AF. We enrolled 267 HFrEF patients with AF in the Phase 2B clinical trial. We reported top-line Phase 2B data in February 2018. In the third quarter of 2018, we submitted a SPA to the FDA for a Phase 3 clinical trial. In 2019, the FDA approved our SPA request for a Phase 3 clinical trial of Gencaro. Even though the FDA approved our SPA, this product candidate will require years of additional clinical development. Even if we conduct additional studies in accordance with our SPA agreement or further FDA guidance and submit or file a new or amended NDA, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval.

In the event that we or our collaborators conduct preclinical studies that do not comply with Good Laboratory Practices, or GLP, or incorrectly design or carry out human clinical trials in accordance with Good Clinical Practices, or GCP, or those clinical trials fail to demonstrate clinical significance, it is unlikely that we will be able to obtain FDA approval for product development candidates. Our inability to successfully initiate and effectively complete clinical trials for any product candidate on schedule, or at all, will severely harm our business. Significant delays in clinical development could materially increase product development costs or allow our competitors to bring products to market before we do, impairing our ability to effectively commercialize any future product candidate. We do not know whether planned clinical trials will begin on time, will need to be redesigned or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including:

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delays or failures in obtaining regulatory authorization to commence a trial because of safety concerns of regulators relating to our product candidates or similar product candidates of our competitors or failure to follow regulatory guidelines;

•	delays or failures in obtaining clinical materials and manufacturing sufficient quantities of the product candidates for use in trials;

•	delays or failures in reaching agreement on acceptable terms with prospective study sites;

•	delays or failures in obtaining approval of our clinical trial protocol from an IRB to conduct a clinical trial at a prospective study site;

•

delays in recruiting patients to participate in a clinical trial, which may be due to the size of the patient population, eligibility criteria, protocol design, perceived risks and benefits of the drug, availability of other approved and standard of care therapies or, availability of clinical trial sites;

•	other clinical trials seeking to enroll subjects with similar profile;

•	failure of our clinical trials and clinical investigators to be in compliance with GCP;

•	unforeseen safety issues, including negative results from ongoing preclinical studies;

•	inability to monitor patients adequately during or after treatment;

•	difficulty recruiting and monitoring multiple study sites;

•

failure of our third-party contract research organizations, clinical site organizations and other clinical trial managers, to satisfy their contractual duties, comply with regulations or meet expected deadlines; and

•	an insufficient number of patients who have, or are willing to have, a Medtronic device implanted for monitoring and recording AF burden data.

In addition, any approvals we may obtain may not cover all of the clinical indications for which we seek approval or permit us to make claims of superiority over currently marketed competitive products. Also, an approval might contain significant limitations in the form of narrow indications, warnings, precautions or contraindications with respect to conditions of use. If the FDA determines that a risk evaluation and mitigation strategy, or REMS, is necessary to ensure that the benefits of the drug outweigh the risks, we may be required to include as part of the NDA a proposed REMS that may include a package insert directed to patients, a plan for communication with healthcare providers, restrictions on a drug’s distribution, or a Medication Guide, to provide better information to consumers about the drug’s risks and benefits. Finally, an approval could be conditioned on our commitment to conduct further clinical trials, which we may not have the resources to conduct or which may negatively impact our financial situation.

The manufacture and tableting of Gencaro is done by third party suppliers, who must also meet cGMP requirements and pass a pre-approval inspection of their facilities before we can obtain marketing approval. All of our product candidates are prone to the risks of failure inherent in drug development. The results from preclinical animal testing and early human clinical trials may not be predictive of results obtained in later human clinical trials. Further, although a new product may show promising results in preclinical or early human clinical trials, it may subsequently prove unfeasible or impossible to generate sufficient safety and efficacy data to obtain necessary regulatory approvals. The data obtained from preclinical and clinical studies are susceptible to varying interpretations that may delay, limit or prevent regulatory approval, and the FDA and other regulatory authorities in the United States and elsewhere exercise substantial discretion in the drug approval process. The numbers, size and design of preclinical studies and clinical trials that will be required for FDA or other regulatory approval will vary depending on the product candidate, the disease or condition for which the product candidate is intended to be used and the regulations and guidance documents applicable to any particular product candidate. The FDA or other regulators can delay, limit or deny approval of any product candidate for many reasons, including, but not limited to:

•	side effects;

•	safety and efficacy;

•	defects in the design of clinical trials;

•	the fact that the FDA or other regulatory officials may not approve our or our third party manufacturer’s processes or facilities; or

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the fact that new regulations may be enacted by the FDA or other regulators may change their approval policies or adopt new regulations requiring new or different evidence of safety and efficacy for the intended use of a product candidate.

In light of widely publicized events concerning the safety of certain drug products, regulatory authorities, members of Congress, the Government Accountability Office, medical professionals and the general public have raised concerns about potential drug safety issues. These events have resulted in the withdrawal of certain drug products, revisions to certain drug labeling that further limit use of the drug products and establishment of risk management programs that may, for instance, restrict distribution of drug products. The increased attention to drug safety issues may result in a more cautious approach by the FDA to clinical trials and approval. Data from clinical trials may receive greater scrutiny with respect to safety and the product’s risk/benefit profile, which may make the FDA or other regulatory authorities more likely to terminate clinical trials before completion, or require longer or additional clinical trials that may result in substantial additional expense, and a delay or failure in obtaining approval or approval for a more limited indication than originally sought. Aside from issues concerning the quality and sufficiency of submitted preclinical and clinical data, the FDA may be constrained by limited resources from reviewing and determining the approvability of the Gencaro NDA in a timely manner.

In pursuing clinical development of Gencaro for an AF indication, we will be required to amend the Gencaro HF NDA or prepare a new NDA. The FDA could approve Gencaro, but without including some or all of the prescribing information that we have requested. For instance, the FDA could approve Gencaro for AF in a more limited patient population or include additional warnings in the drug’s label. This, in turn, could substantially and detrimentally impact our ability to successfully commercialize Gencaro and effectively protect our intellectual property rights in Gencaro.

If our product candidates receive regulatory approval, we would be subject to ongoing regulatory obligations and restrictions, which may result in significant expenses and limit our ability to develop and commercialize other potential products.

If a product candidate of ours is approved by the FDA or by another regulatory authority, we would be held to extensive regulatory requirements over product manufacturing, testing, distribution, labeling, packaging, adverse event reporting and other reporting to regulatory authorities, storage, advertising, marketing, promotion, distribution, and record keeping. Regulatory approvals may also be subject to significant limitations on the indicated uses or marketing of the product candidates. Potentially costly follow-up or post-marketing clinical studies may be required as a condition of approval to further substantiate safety or efficacy, or to investigate specific issues of interest to the regulatory authority. Previously unknown problems with the product candidate, including adverse events of unanticipated severity or frequency, may result in additional regulatory controls or restrictions on the marketing or use of the product or the need for post marketing studies, and could include suspension or withdrawal of the products from the market.

Furthermore, our third-party manufacturers and the manufacturing facilities that they use to make our product candidates are regulated by the FDA. Quality control and manufacturing procedures must continue to conform to cGMP after approval. Drug manufacturers and their subcontractors are required to register their facilities and products manufactured annually with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA, state and/or other foreign authorities. Any subsequent discovery of problems with a product, or a manufacturing or laboratory facility used by us or our collaborators, may result in restrictions on the product, or on the manufacturing or laboratory facility, including a withdrawal of the drug from the market or suspension of manufacturing. Any changes to an approved product, including the way it is manufactured or promoted, often require FDA approval before the product, as modified, can be marketed. We and our third-party manufacturers will also be subject to ongoing FDA requirements for submission of safety and other post-market information.

The marketing and advertising of our drug products by our collaborators or us will be regulated by the FDA, certain state agencies or foreign regulatory authorities. Violations of these laws and regulations, including promotion of our products for unapproved uses or failing to disclose risk information, are punishable by criminal and civil sanctions and may result in the issuance of enforcement letters or other enforcement action by the FDA, U.S. Department of Justice, state agencies, or foreign regulatory authorities that could jeopardize our ability to market the product.

In addition to the FDA, state or foreign regulations, the marketing of our drug products by us or our collaborators will be regulated by federal, state or foreign laws pertaining to health care “fraud and abuse,” such as the federal anti-kickback law prohibiting bribes, kickbacks or other remuneration for the order or recommendation of items or services reimbursed by federal health care programs. Many states have similar laws applicable to items or services reimbursed by commercial insurers. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state health care programs, including the Medicare, Medicaid and Veterans Affairs healthcare programs. Because of the far-reaching nature of these laws, we may be required to discontinue one or more of our practices to be in compliance with these laws. Healthcare fraud and abuse regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. Any violations of these laws, or any action against us for violations of these laws, even if we successfully defend against it, could have a material adverse effect on our business, financial condition and results of operations.

We could also become subject to false claims litigation under federal statutes, which can lead to civil money penalties, restitution, criminal fines and imprisonment, and exclusion from participation in Medicare, Medicaid and other federal and state health care programs. These false claims statutes include the False Claims Act, which allows any person to bring a suit on behalf of the federal government alleging submission of false or fraudulent claims, or causing to present such false or fraudulent claims, under federal programs or contracts claims or other violations of the statute and to share in any amounts paid by the entity to the government in fines or settlement. These suits against pharmaceutical companies have increased significantly in volume and breadth in recent years. Some of these suits have been brought on the basis of certain sales practices promoting drug products for unapproved uses. This new growth in litigation has increased the risk that a pharmaceutical company will have to defend a false claim action, pay fines or restitution, or be excluded from the Medicare, Medicaid, Veterans Affairs and other federal and state healthcare programs as a result of an investigation arising out of such action. We may become subject to such litigation and, if we are not successful in defending against such actions, those actions may have a material adverse effect on our business, financial condition and results of operations. We could also become subject to false claims litigation and consumer protection claims under state statutes, which also could lead to civil monetary penalties, restitution, criminal fines and imprisonment, and exclusion from participation in state health care programs. Of note, over the past few years there has been an increased focus on the sales and marketing practices of the pharmaceutical industry at both the federal and state level. Additionally, the law or regulatory policies governing pharmaceuticals may change. New statutory requirements may be enacted or additional regulations may be adopted that could prevent or delay regulatory approval of our product candidates or limit our ability to commercialize our products. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or elsewhere.

If we, our collaborators or our third-party manufacturers fail to comply with applicable continuing regulatory requirements, our business could be seriously harmed because a regulatory agency may:

•	issue untitled or warning letters;

•	suspend or withdraw our regulatory approval for approved products;

•	seize or detain products or recommend a product recall of a drug or medical device, or issue a mandatory recall of a medical device;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	suspend our ongoing clinical trials;

•	restrict our operations, including costly new manufacturing requirements, or restrict the sale, marketing and/or distribution of our products;

•	seek an injunction;

•	pursue criminal prosecutions;

•	close the facilities of our contract manufacturers; or

•	impose civil or criminal penalties.

Reliance on third parties to commercialize Gencaro or our other product candidates could negatively impact our business. If we are required to establish a direct sales force in the United States and are unable to do so, our business may be harmed.

Commercialization of Gencaro or any other product candidate, if approved, particularly the establishment of a sales organization, will require substantial additional capital resources. We currently intend to pursue a strategic partnership alternative for the commercialization of Gencaro, if it is approved, and we have suspended our efforts to build internal sales, marketing and distribution capabilities. If we elect to rely on third parties to sell Gencaro and any other products, then we may receive less revenue than if we sold such products directly. In addition, we may have little or no control over the sales efforts of those third parties. If we are unable to complete a strategic transaction, we would be unable to commercialize Gencaro or any other product candidate without substantial additional capital. Even if such capital were secured, we would be required to build internal sales, marketing and distribution capabilities to market Gencaro in the United States. None of our current employees have experience in establishing and managing a sales force.

In the event we are unable to sell Gencaro and other selected product candidates, either directly or through third parties via a strategic transaction, the commercialization of Gencaro, if it is approved, may be delayed indefinitely.

We are dependent on our key personnel.

The success of our business is highly dependent on the principal members of our board of directors and executive management, including our President and Chief Executive Officer, Michael R. Bristow. The loss of the services of any such individual might seriously harm our product development, partnering and financing efforts. Recruiting and training personnel with the requisite skills is challenging and we compete for talent with companies that are larger and have more financial resources.

We have no manufacturing capacity which puts us at risk of lengthy and costly delays of bringing our products to market.

We do not currently operate manufacturing facilities for clinical or commercial production of our product candidates, including their active pharmaceutical ingredients, or API. We have no experience in drug formulation or manufacturing, and we lack the resources and the capabilities to manufacture any of our product candidates on a clinical or commercial scale. We do not intend to develop facilities for the manufacture of product candidates for clinical trials or commercial purposes in the foreseeable future. We have contracted with Groupe Novasep to manufacture the API for Gencaro. For drug product, we previously contracted with Patheon, Inc. to manufacture the Gencaro tablets. In addition, we contracted with a separate service provider for packaging and distribution of our clinical trial materials. We may also need to contract with similar manufacturers for similar services in connection with any Phase 3 clinical trial of Gencaro. These contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to successfully produce, store and distribute our products. In addition, these manufacturers may have staffing difficulties, may not be able to manufacture our products on a timely basis or may become financially distressed. In the event of errors in forecasting production quantities required to meet demand, natural disaster, equipment malfunctions or failures, technology malfunctions, strikes, lock-outs or work stoppages, regional power outages, product tampering, war or terrorist activities, actions of regulatory authorities, business failure, strike or other difficulty, we may be unable to find an alternative third-party manufacturer in a timely manner and the production of our product candidates would be interrupted, resulting in delays and additional costs, which could impact our ability to commercialize and sell our product candidates. We or our contract manufacturers may also fail to achieve and maintain required manufacturing standards, which could result in patient injury or death, product recalls or withdrawals, an order by governmental authorities to halt production, delays or failures in product testing or delivery, stability testing failures, cost overruns or other problems that could seriously hurt our business. Contract manufacturers also often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel. In addition, our contract manufacturers are subject to ongoing inspections and regulation by the FDA, the U.S. Drug Enforcement Agency and corresponding foreign and state agencies and they may fail to meet these agencies’ acceptable standards of compliance. If our contract manufacturers fail to comply with applicable governmental regulations, such as quality control, quality assurance and the maintenance of records and documentation, we may not be able to continue production of the API or finished product. If the safety of any API or product supplied is compromised due to failure to adhere to applicable laws or for other reasons, this may jeopardize our regulatory approval for Gencaro and other product candidates, and we may be held liable for any injuries sustained as a result. Upon the occurrence of one of the aforementioned events, the ability to switch manufacturers may be difficult for a number of reasons, including:

•	the number of potential manufacturers is limited and we may not be able to negotiate agreements with alternative manufacturers on commercially reasonable terms, if at all;

•	long lead times are often needed to manufacture drugs;

•	the manufacturing process is complex and may require a significant learning curve; and

•	the FDA must approve any replacement prior to manufacturing, which requires new testing and compliance inspections.

Transitioning from a clinical development stage company will require successful completion of a number of steps, many of which are outside of our control and, consequently, we can provide no assurance of our successful and timely transition from a clinical development stage company.

We are a clinical development stage biopharmaceutical company with a limited operating history. To date we have not generated any product revenue and have historically funded our operations through investment capital. Our future growth depends on our ability to emerge from the clinical development stage and successfully commercialize or provide for the commercialization of Gencaro and our other product candidates which in turn, will depend, among other things, on our ability to:

•	conduct additional clinical trials and develop and obtain regulatory approval for Gencaro or other product candidates;

•	successfully partner a companion genetic test with the commercial launch of Gencaro;

•	enter into a strategic transaction enabling the continued development and commercialization of Gencaro, or alternatively, raise significant additional capital to enable these activities;

•	pursue additional indications for Gencaro and develop other product candidates, including other cardiovascular therapies; and

•	obtain commercial quantities of Gencaro or other product candidates at acceptable cost levels.

Any one of these factors or other factors discussed in this prospectus could affect our ability to successfully commercialize Gencaro and other product candidates, which could impact our ability to earn sufficient revenues to transition from a clinical development stage company and continue our business.

If approved by the FDA, Gencaro will be entering a competitive marketplace and may not succeed.

Gencaro is a new type of beta-blocker and vasodilator being developed for AF. While we anticipate that this drug, if approved, would be the first genetically-targeted cardiovascular drug, and potentially the only beta-blocker approved for AF, Gencaro will be one of a number of accepted treatments for AF. In addition, our proposed prescribing information for Gencaro is expected to include a requirement for genetic testing of the patient to ascertain if they have the genotype that we believe responds best to Gencaro. This additional step will add incremental cost and procedures to prescribing Gencaro, which could make it more difficult to compete against existing therapies.

Our commercial opportunity may be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer side effects, are more convenient or are less expensive than Gencaro. If products with any of these properties are developed, or any of the existing products are better marketed, then prescriptions of Gencaro by physicians and patient use of Gencaro could be significantly reduced or rendered obsolete and noncompetitive. Further, public announcements regarding the development of any such competing drugs could adversely affect the market price of our common stock and the value of our assets.

Future sales of our products may suffer if they are not accepted in the marketplace by physicians, patients and the medical community.

Gencaro or our other product candidates may not gain market acceptance among physicians, patients and the medical community. The degree of market acceptance of Gencaro or our other product candidates will depend on a number of factors, such as its effectiveness and tolerability, as compared with competitive drugs. For instance, the top-line results of our Phase 2B GENETIC-AF clinical trial indicated that Gencaro demonstrated a similar treatment benefit compared to the active comparator, metoprolol succinate (TOPROL-XL). If our future clinical trials in Gencaro do not show that Gencaro has a clear therapeutic benefit as compared to other drugs in the beta-blocker class currently on the market, then prescribers may be unlikely to prescribe Gencaro to patients, even if approved. Also, prevalence and severity of side-effects could negatively affect market acceptance of Gencaro or our other product candidates. Failure to achieve market acceptance of Gencaro would significantly harm our business.

If we are unable to obtain acceptable prices or adequate reimbursement from third-party payors for Gencaro, or any other product candidates that we may seek to commercialize, then our revenues and prospects for profitability will suffer.

Our or any strategic partner’s ability to commercialize Gencaro, or any other product candidates that we may seek to commercialize, is highly dependent on the extent to which coverage and reimbursement for these product candidates will be available from:

•	governmental payors, such as Medicare and Medicaid;

•	private health insurers, including managed-care organizations; and

•	other third-party payors.

Many patients will not be capable of paying for our potential products themselves and will rely on third-party payors to pay for their medical needs. A primary current trend in the U.S. health care industry is toward cost containment. Large private payors, managed-care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. Such third-party payors, including Medicare, are challenging the prices charged for medical products and services, and many third-party payors limit reimbursement for newly approved health care products.

Cost-control initiatives could decrease the price we might establish for products, which could result in product revenues lower than anticipated. If the prices for our product candidates decrease, or if governmental and other third-party payors do not provide adequate coverage and reimbursement levels, then our revenue and prospects for profitability will suffer.

Health care reform measures could materially and adversely affect our business.

The business and financial condition of pharmaceutical and biotechnology companies are affected by the efforts of governmental and third-party payors to contain or reduce the costs of health care. The U.S. Congress has enacted legislation to reform the health care system. While we anticipate that this legislation may, over time, increase the number of patients who have insurance coverage for pharmaceutical products, it also imposes cost containment measures that may adversely affect the amount of reimbursement for pharmaceutical products. These measures include increasing the minimum rebates for products covered by Medicaid programs and extending such rebates to drugs dispensed to Medicaid beneficiaries enrolled in Medicaid managed care organizations as well as expansion of the 340(B) Public Health Services drug discount program. In addition, such legislation contains a number of provisions designed to generate the revenues necessary to fund the coverage expansion, including new fees or taxes on certain health-related industries, including medical device manufacturers. Each medical device manufacturer has to pay an excise tax (or sales tax) in an amount equal to 2.3% of the price for which such manufacturer sells its medical devices. Such excise taxes may impact any potential sales of the genetic test if it is approved for marketing. On January 22, 2018, legislation was enacted suspending the medical device tax in 2018 and 2019. In December 2019, a permanent repeal of the medical device tax was enacted. The Gencaro Test is likely to be subject to this tax if this tax is reinstated in the future. In foreign jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the health care system. For example, in some countries other than the United States, pricing of prescription drugs is subject to government control and we expect to see continued efforts to reduce healthcare costs in international markets.

Some states are also considering legislation that would control the prices of drugs, and state Medicaid programs are increasingly requesting manufacturers to pay supplemental rebates and requiring prior authorization by the state program for use of any drug for which supplemental rebates are not being paid. Managed care organizations continue to seek price discounts and, in some cases, to impose restrictions on the coverage of particular drugs. Government efforts to reduce Medicaid expenses may lead to increased use of managed care organizations by Medicaid programs. This may result in managed care organizations influencing prescription decisions for a larger segment of the population and a corresponding constraint on prices and reimbursement for drugs. It is likely that federal and state legislatures and health agencies will continue to focus on additional health care reform in the future although we are unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on our business. We or any strategic partner’s ability to commercialize Gencaro, or any other product candidates that we may seek to commercialize, is highly dependent on the extent to which coverage and reimbursement for these product candidates will be available from government payors, such as Medicare and Medicaid, private health insurers, including managed care organizations, and other third-party payors, and any change in reimbursement levels could materially and adversely affect our business. Further, the pendency or approval of future proposals or reforms could result in a decrease in our stock price or limit our ability to raise capital or to obtain strategic partnerships or licenses.

Our competitors may be better positioned in the marketplace and thereby may be more successful than us at developing, manufacturing and marketing approved products.

Many of our competitors currently have significantly greater financial resources and expertise in conducting clinical trials, obtaining regulatory approvals, managing manufacturing and marketing approved products than us. Other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. In addition, these third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring therapies and therapy licenses complementary to our programs or advantageous to our business. We expect that our ability to compete effectively will depend upon our ability to:

•	successfully and rapidly complete clinical trials for any product candidates and obtain all requisite regulatory approvals in a cost-effective manner;

•	build an adequate sales and marketing infrastructure, raise additional funding, or enter into strategic transactions enabling the commercialization of our products;

•	develop competitive formulations of our product candidates;

•	attract and retain key personnel; and

•	identify and obtain other product candidates on commercially reasonable terms.

If we fail to identify and license or acquire other products or product candidates, then we may be unable to expand our business, and the acquisition or licensing of other products or product candidates may put a strain on our operations and will likely require us to seek additional financing.

One of our strategies is to license or acquire clinical-stage products or product candidates and further develop them for commercialization. The market for licensing and acquiring products and product candidates is intensely competitive and many of our competitors may have greater resources than we do. If we undertake any additional acquisitions, whether of product candidates or other biopharmaceutical companies, the process of integrating an acquired product candidate or complementary company into our business may put a strain on our operations, divert personnel, financial resources and management’s attention. In 2019, our research and development activities were dedicated to Gencaro and non-clinical development activities with AB171. We expect our research and development activities for 2020, subject to obtaining additional financing, will be focused on regulatory activities related to Gencaro, initiating the PRECISION-AF clinical trial and non-clinical development activities with AB171. If we are not able to substantially expand our research and development efforts, or identify, or license or acquire other products or product candidates or complete future acquisitions, then we will likely be unable expand our pipeline of product candidates. In addition, any future acquisition would give rise to additional operating costs and will likely require us to seek additional financing. Future acquisitions could result in additional issuances of equity securities that would dilute the ownership of existing stockholders. Future acquisitions could also result in the incurrence of debt, contingent liabilities or the amortization of expenses related to other intangible assets, any of which could adversely affect our operating results.

We would be subject to applicable regulatory approval requirements of the foreign countries in which we market our products, which are costly and may prevent or delay us from marketing our products in those countries.

In addition to regulatory requirements in the United States, we would be subject to the regulatory approval requirements in each foreign country where we market our products. In addition, we might be required to identify one or more collaborators in these foreign countries to develop, seek approval for and manufacture our products and any companion genetic test for Gencaro. If we decide to pursue regulatory approvals and commercialization of our product candidates internationally, we may not be able to obtain the required foreign regulatory approvals on a timely basis, if at all, and any failure to do so may cause us to incur additional costs or prevent us from marketing our products in foreign countries, which may have a material adverse effect on our business, financial condition and results of operations.

If our internal control over financial reporting is not considered effective, our business and stock price could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year, and to include a management report assessing the effectiveness of our internal control over financial reporting in our annual report on Form 10-K for that fiscal year. Our management, including our principal executive officer and principal financial officer, does not expect that our internal control over financial reporting will prevent all error and all fraud. We continue to operate with a small staff for financial reporting. Though the process and design of our internal controls over financial reporting have not been altered, the small number of staff involved in financial reporting may limit our ability to properly segregate internal control procedures which could result in deficiencies or material weaknesses in our internal controls in the future. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud involving a company have been, or will be, detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become ineffective because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. We cannot assure you that we or our independent registered public accounting firm will not identify a material weakness in our internal control over financial reporting in the future. A material weakness in our internal control over financial reporting would require management to consider our internal control over financial reporting as ineffective. If our internal control over financial reporting is not considered effective, we may experience a loss of public confidence, which could have an adverse effect on our business and on the market price of our common stock.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of our domestic and foreign earnings. Any new taxes could adversely affect our domestic and international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, significantly revised the Internal Revenue Code of 1986, as amended, or the Code. Future guidance from the Internal Revenue Service and other tax authorities with respect to the Tax Cuts and Jobs Act may affect us, and certain aspects of the Tax Cuts and Jobs Act could be repealed or modified in future legislation. In addition, it is uncertain if and to what extent various states will conform to the Tax Cuts and Jobs Act or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the Tax Cuts and Jobs Act or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2019, we had net operating loss, or NOL, carryforwards of approximately $170.3 million, and approximately $1.7 million of research and development credits that may be used to offset future taxable income. Our net operating loss carryforwards generated prior to 2018 will expire beginning in 2025 if not utilized. Under the Tax Cuts and Jobs Act, U.S. federal NOLs incurred in tax years ending after December 31, 2017, may be carried forward indefinitely, but the deductibility of federal NOLs generated in tax years beginning after December 31, 2017, is limited. In general, under Section 382 of the Code, a corporation that undergoes an “ownership change” (as defined under Section 382 of the Code and applicable Treasury Regulations) is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. We have not determined whether we have experienced an ownership change in the past, and we experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities, including for state tax purposes. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability, which could potentially result in increased future tax liability to us and could adversely affect our operating results and financial condition.

Security breaches, cyber-attacks, or other disruptions or incidents could expose us to liability and affect our business and reputation.

We are increasingly dependent on our information technology systems and infrastructure for our business. We, our collaborators and our service providers collect, store, and transmit sensitive information including intellectual property, proprietary business information, clinical trial data and personal information in connection with our business operations. The secure maintenance of this information is critical to our operations and business strategy. Some of this information could be an attractive target of criminal attack by third parties with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” patient groups, disgruntled current or former employees, nation-state and nation-state supported actors, and others. Cyber-attacks are of ever-increasing levels of sophistication, and despite our security measures, our information technology and infrastructure may be vulnerable to such attacks or may be breached, including due to employee error or malfeasance.

We have implemented information security measures to protect our systems, proprietary information and sensitive data against the risk of inappropriate and unauthorized external use and disclosure and other types of compromise. However, despite these measures, and due to the ever changing information cyber-threat landscape, we cannot guarantee that these measures will be adequate to detect, prevent or mitigate security breaches and other incidents and we may be subject to data breaches through cyber-attacks, malicious code (such as viruses and worms), phishing attacks, social engineering schemes, and insider theft or misuse. Any such breach could compromise our networks and the information stored there could be accessed, modified, destroyed, publicly disclosed, lost or stolen. If our systems become compromised, we may not promptly discover the intrusion.

Any security breach of other incident, whether real or perceived, could cause us to suffer reputational damage. Such incidents could result in costs to respond to, investigate and remedy such incidents, notification obligations to affected individuals, government agencies, credit reporting agencies and other third parties, legal claims or proceedings, and liability under our contracts with other parties and federal and state laws that protect the privacy and security of personal information. Any one of these events could cause our business to be materially harmed and our results of operations would be adversely impacted.

Failure to comply with data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

We and our partners may be subject to federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under the Health Insurance Portability and Accountability Act of 1996, as amended, or HIPAA. Depending on the facts and circumstances, we could be subject to criminal penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

In addition, the California Consumer Privacy Act, or the CCPA, became effective on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined) and provide such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Although there are limited exemptions for clinical trial data and the CCPA’s implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, the CCPA may increase our compliance costs and potential liability. Many similar privacy laws have been proposed at the federal level and in other states.

Foreign data protection laws, including, without limitation, the European Union Directive 95/46/EC, or the Directive, and the European Union’s General Data Protection Regulation, or the GDPR, that became effective in May 2018, and member state data protection legislation, may also apply to health-related and other personal information obtained outside of the United States. These laws impose strict obligations on the ability to process health-related and other personal information of data subjects in the European Union and the United Kingdom, including in relation to use, collection, analysis, and transfer (including cross-border transfer) of such personal information. These laws include several requirements relating to the consent of the individuals to whom the personal data relates, limitations on data processing, establishing a legal basis for processing, notification of data processing obligations or security incidents to appropriate data protection authorities or data subjects, the security and confidentiality of the personal data and various rights that data subjects may exercise.

The Directive and the GDPR prohibit, without an appropriate legal basis, the transfer of personal data to countries outside of the European Economic Area, or EEA, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Although there are legal mechanisms to allow for the transfer of personal data from the EEA and Switzerland to the United States, uncertainty about compliance with European Union data protection laws remains. For example, ongoing legal challenges in Europe to the mechanisms allowing companies to transfer personal data from the EEA to the United States could result in further limitations on the ability to transfer personal data across borders, particularly if governments are unable or unwilling to reach new or maintain existing agreements that support cross-border data transfers, such as the European Union-U.S. and Swiss-U.S. Privacy Shield framework. Additionally, other countries have passed or are considering passing laws requiring local data residency.

Under the GDPR, regulators may impose substantial fines and penalties for non-compliance. Companies that violate the GDPR can face fines of up to the greater of 20 million Euros or 4% of their worldwide annual turnover (revenue). The GDPR increases our responsibility and potential liability in relation to personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR and other EU and international data protection rules.

Compliance with U.S. and foreign privacy and security laws, rules and regulations could require us to take on more onerous obligations in our contracts, require us to engage in costly compliance exercises, restrict our ability to collect, use and disclose data, or in some cases, impact our or our partners’ or suppliers’ ability to operate in certain jurisdictions. Each of these constantly evolving laws can be subject to varying interpretations. Failure to comply with U.S. and foreign data protection laws and regulations could result in government investigations and enforcement actions (which could include civil or criminal penalties), fines, private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, patients about whom we or our partners obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Risks Related to Intellectual Property and Other Legal Matters

If product liability lawsuits are successfully brought against us, then we will incur substantial liabilities and may be required to limit commercialization of Gencaro or other product candidates.

We face product liability exposure related to the testing of our product candidates in human clinical trials, and may face exposure to claims by an even greater number of persons once we begin marketing and distributing our products commercially. If we cannot successfully defend against product liability claims, then we will incur substantial liabilities.

Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our products and product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients and others;

•	loss of revenues; and

•	the inability to commercialize our products and product candidates.

We have obtained limited product liability insurance coverage. Such coverage, however, may not be adequate or may not continue to be available to us in sufficient amounts or at an acceptable cost, or at all. We may not be able to obtain commercially reasonable product liability insurance for any product candidate.

Defending against claims relating to improper handling, storage or disposal of hazardous chemicals, radioactive or biological materials could be time consuming and expensive.

Our research and development of product candidates may involve the controlled use of hazardous materials, including chemicals, radioactive and biological materials. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from the materials. Various laws and regulations govern the use, manufacture, storage, handling and disposal of hazardous materials. We may be sued or be required to pay fines for any injury or contamination that results from our use or the use by third parties of these materials. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development and production efforts.

The loss of any rights to market key products would significantly impair our operating results.

We have licensed from CPEC, who has licensed rights to all preclinical and clinical data from development of bucindolol through the BEST trial from Bristol Meyers Squibb, or BMS, the exclusive rights to Gencaro for all therapeutic and diagnostic uses in any country until the later of (i) 10 years from the first commercial sale of Gencaro in such country, or (ii) the termination of our commercial exclusivity in such country. This license includes a sublicense to us from BMS. We are obligated to use commercially reasonable efforts to develop and commercialize Gencaro, including obtaining regulatory approvals. Our ability to develop and commercialize Gencaro is dependent on numerous factors, including some factors that are outside of our control. CPEC has the right to terminate our license if we materially breach our obligations under the license agreement and fail to cure any such breach within the terms of the license. In October 2017, we entered into an agreement with Aeolus pursuant to which we acquired Aeolus’ minority membership interest in CPEC. The transaction effectively buys-out Aeolus’ royalty interest thereby reducing or eliminating the stated milestone and royalty obligations that could be payable by us, if Gencaro receives regulatory approval and is commercialized.

If our license agreement with CPEC is terminated for reasons related to non-payment of fees, or for any other breach, then we would have no further rights to develop and commercialize Gencaro for any indication. The termination of this license, or of any other agreement which enables us to market a key product or product candidate, could significantly and adversely affect our business.

Certain intellectual property licensed by us is the subject of additional licensing arrangements to which the party that has licensed rights to us is subject. If such parties were to breach the terms of such licenses or such licenses were otherwise to terminate, our and our partners’ rights to use such technology and develop and commercialize their products such as the genetic test may terminate and our business would be materially harmed.

Third parties may own or control patents or patent applications that we may be required to license to commercialize our product candidates or that could result in litigation that would be costly and time consuming.

Our or any strategic partner’s ability to commercialize Gencaro and other product candidates depends upon our ability to develop, manufacture, market and sell these drugs without infringing the proprietary rights of third parties. A number of pharmaceutical and biotechnology companies, universities and research institutions have or may be granted patents that cover technologies similar to the technologies owned by or licensed to us. We may choose to seek, or be required to seek, licenses under third party patents, which would likely require the payment of license fees or royalties or both. We may also be unaware of existing patents that may be infringed by Gencaro, the genetic testing we intend to use in connection with Gencaro or our other product candidates. Because patent applications can take many years to issue, there may be other currently pending applications that may later result in issued patents that are infringed by Gencaro or our other product candidates. Moreover, a license may not be available to us on commercially reasonable terms, or at all.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. If a third party claims that we are infringing on its technology, then our business and results of operations could be harmed by a number of factors, including:

•	infringement and other intellectual property claims, even if without merit, are expensive and time-consuming to litigate and can divert management’s attention from our core business;

•	monetary damage awards for past infringement can be substantial;

•	a court may prohibit us from selling or licensing product candidates unless the patent holder chooses to license the patent to us; and

•	if a license is available from a patent holder, we may have to pay substantial royalties.

We may also be forced to bring an infringement action if we believe that a competitor is infringing our protected intellectual property. Any such litigation will be costly, time-consuming and divert management’s attention, and the outcome of any such litigation may not be favorable to us.

Our intellectual property rights may not preclude competitors from developing competing products and our business may suffer.

Our competitive success will depend, in part, on our ability to obtain and maintain patent protection for our inventions, technologies and discoveries, including intellectual property that we license. The patent positions of biotechnology companies involve complex legal and factual questions, and we cannot be certain that our patents and licenses will successfully preclude others from using our technology. Consequently, we cannot be certain that any of our patents will provide significant market protection or will not be circumvented or challenged and found to be unenforceable or invalid. In some cases, patent applications in the United States and certain other jurisdictions are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, in opposition proceedings in a foreign patent office, or in a post-grant challenge proceeding such as an ex parte reexamination or inter partes review at the U.S. Patent and Trademark Office, any of which could result in substantial cost to us, even if the eventual outcome is favorable. There can be no assurance that a court of competent jurisdiction would hold any claims in any issued patent to be valid. An adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using such technology. Regardless of merit, the listing of patents in the FDA Orange Book for Gencaro may be challenged as being improperly listed. We may have to defend against such claims and possible associated antitrust issues. We could also incur substantial costs in seeking to enforce our proprietary rights against infringement.

While the composition of matter patents on the compound that comprises Gencaro have expired, we hold the intellectual property concerning the interaction of Gencaro with the polymorphisms of the beta-1 and alpha-2C receptors. We have obtained patents that claim methods involving Gencaro after a patient’s receptor genotype has been determined. We anticipate that any NDA for Gencaro will request a label including a claim that efficacy varies based on receptor genotype and a recommendation in the prescribing information that prospective patients be tested for their receptor genotype. We believe that under applicable law, a generic bucindolol label would likely be required to include this recommendation as it pertains directly to the safe or efficacious use of the drug. Such a label may be considered as inducing infringement, carrying the same liability as direct infringement. If the label with the genotype information for Gencaro is not approved, or if generic labels are not required to copy the approved label, competitors could have an easier path to introduce competing products and our business may suffer. The approved label may not contain language covered by the patents, or we may be unsuccessful in enforcing them.

We may not be able to effectively protect our intellectual property rights in some foreign countries, as our patents are limited by jurisdiction and many countries do not offer the same level of legal protection for intellectual property as the United States.

We require our employees, consultants, business partners and members of our scientific advisory board to execute confidentiality agreements upon the commencement of employment, consulting or business relationships with us. These agreements provide that all confidential information developed or made known during the course of the relationship with us be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions resulting from work performed for us, utilizing the property or relating to our business and conceived or completed by the individual during employment shall be our exclusive property to the extent permitted by applicable law.

Third parties may breach these and other agreements with us regarding our intellectual property and we may not have adequate remedies for the breach. Third parties could also fail to take necessary steps to protect our licensed intellectual property, which could seriously harm our intellectual property position.

If we are not able to protect our proprietary technology, trade secrets and know-how, then our competitors may develop competing products. Any issued patent may not be sufficient to prevent others from competing with us. Further, we have trade secrets relating to Gencaro, and such trade secrets may become known or independently discovered. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, opposed, invalidated or circumvented, which could allow competitors to market similar products or limit the patent protection term of our product candidates. All of these factors may affect our competitive position.

If the manufacture, use or sale of our products infringe on the intellectual property rights of others, we could face costly litigation, which could cause us to pay substantial damages or licensing fees and limit our ability to sell some or all of our products.

Extensive litigation regarding patents and other intellectual property rights has been common in the biopharmaceutical industry. Litigation may be necessary to assert infringement claims, enforce patent rights, protect trade secrets or know-how and determine the enforceability, scope and validity of certain proprietary rights. Litigation may even be necessary to defend disputes of inventorship or ownership of proprietary rights. The defense and prosecution of intellectual property lawsuits, U.S. Patent and Trademark Office interference proceedings, and related legal and administrative proceedings (e.g., a reexamination, inter partes review, or post-grant review) in the United States and internationally involve complex legal and factual questions. As a result, such proceedings are costly and time-consuming to pursue, and their outcome is uncertain.

Regardless of merit or outcome, our involvement in any litigation, interference or other administrative proceedings could cause us to incur substantial expense and could significantly divert the efforts of our technical and management personnel. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our stock price to decline. Adverse outcomes in patent litigation may potentially subject us to antitrust litigation which, regardless of the outcome, would adversely affect our business. An adverse determination may subject us to the loss of our proprietary position or to significant liabilities, or require us to seek licenses that may include substantial cost and ongoing royalties. Licenses may not be available from third parties, or may not be obtainable on satisfactory terms. An adverse determination or a failure to obtain necessary licenses may restrict or prevent us from manufacturing and selling our products, if any. These outcomes could materially harm our business, financial condition and results of operations.

Risks Related to Ownership of our Common Stock and Stock Price Volatility

Our stock price has been and is expected to be volatile.

Our common stock has in the past been and in the future could be subject to significant fluctuations. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	the regulatory status of Gencaro and the genetic test, and whether and when they are approved for sale, if at all, and the labeling or other conditions of use imposed by the FDA;

•	our ability to secure additional funding or complete a strategic transaction or to complete development of and commercialize Gencaro;

•	progress of any future clinical trials for Gencaro or our other product candidate, including enrollment and any data that may become available;

•	the results of our future clinical trials and any future NDAs of our current and future product candidates;

•	the entry into, or termination of, key agreements, including key strategic alliance agreements;

•	the results and timing of regulatory reviews relating to our product candidates;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	general and industry-specific economic conditions that may affect our research and development expenditures;

•	the results of clinical trials conducted by others on drugs that would compete with our product candidates;

•	issues in manufacturing our product candidates or any approved products;

•	the initiation of or material developments in or the conclusion of litigation to enforce or defend any of our intellectual property rights;

•	the loss of key employees;

•	the introduction of technological innovations or new commercial products by our competitors;

•	changes in estimates or recommendations by securities analysts, if any, who cover our common stock;

•	future sales of our common stock;

•	changes in the structure of health care payment systems;

•	period-to-period fluctuations in our financial results; and

•	our ability to retain the listing of our common stock on the Nasdaq Capital Market.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of our common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

Future sales or the possibility of future sales of our common stock may depress the market price of our common stock.

Sales in the public market of substantial amounts of our common stock could depress prevailing market prices of our common stock. As of December 31, 2019, approximately 1.6 million shares of common stock were outstanding, and all of these shares are freely transferable without restriction or further registration under the Securities Act, except for shares held by our directors, officers and other affiliates and unregistered shares held by non-affiliates. The sale of these additional shares, or the perception that such sales may occur, could depress the market price of our common stock.

As of December 31, 2019, approximately 136,000 shares of our common stock were issuable upon the exercise of outstanding warrants. Once a warrant is exercised, if the shares of our common stock issued upon the exercise of any such warrant are not available for sale in the open market without further registration under the Securities Act, then the holder can arrange for the resale of shares either by invoking any applicable registration rights, causing the shares to be registered under the Securities Act and thus freely transferable, or by relying on an exemption to the Securities Act. For instance, in July 2015, we filed a registration statement on Form S-3 which registered for resale an aggregate of 0.1 million shares of our common stock issuable upon exercise of outstanding warrants. If these registration rights, or similar registration rights that may apply to securities we may issue in the future, are exercised, it could result in additional sales of our common stock in the market, which may have an adverse effect on our stock price.

As of December 31, 2019, there were approximately 31,000 shares of our common stock which may be issued upon the exercise of outstanding stock options, and we anticipate that we will continue to issue stock option and restricted stock unit awards to our employees and consultants in the fiscal year ended December 31, 2020 and thereafter. If and when these options are exercised, such shares will be available for sale in the open market without further registration under the Securities Act. The existence of these outstanding options may negatively affect our ability to complete future equity financings at acceptable prices and on acceptable terms. The exercise of those options, and the prompt resale of shares of our common stock received, may also result in downward pressure on the price of our common stock.

In the absence of a significant strategic transaction, we will need to raise significant additional capital to finance the research, development and commercialization of Gencaro and our other product candidate. If future securities offerings occur, they would dilute our current stockholders’ equity interests and could reduce the market price of our common stock.

We do not expect to pay cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

We anticipate that we will retain our earnings, if any, for future growth and therefore do not anticipate paying cash dividends in the future. As a result, only appreciation of the price of our common stock will provide a return to stockholders. Investors seeking cash dividends should not invest in our common stock.

We have implemented anti-takeover provisions that could discourage, prevent or delay a takeover, even if the acquisition would be beneficial to our stockholders.

Provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions:

•	establish a classified board of directors so that not all members of our board may be elected at one time;

•

authorize the issuance of up to approximately 5 million additional shares of preferred stock that could be issued by our board of directors to increase the number of outstanding shares and hinder a takeover attempt;

•	limit who may call a special meeting of stockholders;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at a stockholder meeting.

Specifically, our certificate of incorporation provides that all stockholder action must be effected at a duly called meeting and not by a written consent. The bylaws provide, however, that our stockholders may call a special meeting of stockholders only upon a request of stockholders owning at least 50% of our outstanding common stock. These provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. We designed these provisions to reduce our vulnerability to unsolicited acquisition proposals and to discourage certain tactics that may be used in proxy fights. These provisions, however, could also have the effect of discouraging others from making tender offers for our shares. As a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

We are permitted to issue shares of our preferred stock without stockholder approval upon such terms as our board of directors determines. Therefore, the rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of our preferred stock that may be issued in the future. In addition, the issuance of preferred stock could have a dilutive effect on the holdings of our current stockholders.

We are subject to the Delaware anti-takeover laws regulating corporate takeovers. These anti-takeover laws prevent a Delaware corporation from engaging in a merger or sale of more than 10% of its assets with any stockholder, including all affiliates and associates of the stockholder, who owns 15% or more of the corporation’s outstanding voting stock, for three years following the date that the stockholder acquired 15% or more of the corporation’s stock unless:

•	the board of directors approved the transaction where the stockholder acquired 15% or more of the corporation’s stock;

•

after the transaction in which the stockholder acquired 15% or more of the corporation’s stock, the stockholder owned at least 85% of the corporation’s outstanding voting stock, excluding shares owned by directors, officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	on or after this date, the merger or sale is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock that is not owned by the stockholder.

The provisions of our governing documents and current Delaware law may, collectively:

•	lengthen the time required for a person or entity to acquire control of us through a proxy contest for the election of a majority of our board of directors;

•	discourage bids for our common stock at a premium over market price; and

•	generally deter efforts to obtain control of us.

Risks Related to this Offering

If you purchase our common stock and accompanying warrants in this offering, you may incur immediate and substantial dilution.

The public offering price per share and accompanying warrant in this offering may exceed the net tangible book value per share of our common stock outstanding prior to this offering. Assuming that an aggregate of 3,614,457, shares of our common stock and accompanying warrants exercisable for    shares of our common stock, are sold at a price of $4.15 per share and accompanying warrant, the last reported sale price of our common stock on the Exchange on February 25, 2020, for aggregate net proceeds of $13.9 million, after deducting commissions and estimated offering expenses payable by us, you would experience immediate dilution of $0.03 per share, representing the difference between our as adjusted net tangible book value per share as December 31, 2019 after giving effect to this offering and the assumed offering price. The exercise of outstanding stock options and warrants (including the warrants issued in this offering) would result in further dilution of your investment. See the section entitled “Dilution” below for a more detailed illustration of the dilution you may incur if you participate in this offering.

Future sales or the possibility of future sales of our common stock may depress the market price of our common stock.

Sales in the public market of substantial amounts of our common stock could depress prevailing market prices of our common stock. As of December 31, 2019, approximately 1.6 million shares of common stock were outstanding, and all of these shares are freely transferable without restriction or further registration under the Securities Act, except for shares held by our directors, officers and other affiliates and unregistered shares held by non-affiliates. The sale of these additional shares, or the perception that such sales may occur, could depress the market price of our common stock.

As of December 31, 2019, approximately 136,000 shares of our common stock were issuable upon the exercise of outstanding warrants. Once a warrant is exercised, if the shares of our common stock issued upon the exercise of any such warrant are not available for sale in the open market without further registration under the Securities Act, then the holder can arrange for the resale of shares either by invoking any applicable registration rights, causing the shares to be registered under the Securities Act and thus freely transferable, or by relying on an exemption to the Securities Act. For instance, in July 2015, we filed a registration statement on Form S-3 which registered for resale an aggregate of 0.1 million shares of our common stock issuable upon exercise of outstanding warrants. If these registration rights, or similar registration rights that may apply to securities we may issue in the future, are exercised, it could result in additional sales of our common stock in the market, which may have an adverse effect on our stock price.

As of December 31, 2019, there were approximately 31,000 shares of our common stock which may be issued upon the exercise of outstanding stock options, and we anticipate that we will continue to issue stock option and restricted stock unit awards to our employees and consultants in the fiscal year ended December 31, 2020 and thereafter. If and when these options are exercised, such shares will be available for sale in the open market without further registration under the Securities Act. The existence of these outstanding options may negatively affect our ability to complete future equity financings at acceptable prices and on acceptable terms. The exercise of those options, and the prompt resale of shares of our common stock received, may also result in downward pressure on the price of our common stock.

In the absence of a significant strategic transaction, we will need to raise significant additional capital to finance the research, development and commercialization of Gencaro and our other product candidate. If future securities offerings occur, they would dilute our current stockholders’ equity interests and could reduce the market price of our common stock.

Terms of subsequent financings may adversely impact our stockholders.

To finance our future business plans and working capital needs, including to complete our Phase 3 PRECISION-AF clinical trial, we will have to raise funds through the issuance of equity or debt securities in addition to sales in this offering. Depending on the type and the terms of any financing we pursue, stockholders’ rights and the value of their investment in our common stock and the warrants could be reduced. A financing could involve one or more types of securities including common stock, convertible debt or warrants to acquire common stock. These securities could be issued at or below the then prevailing market price for our common stock. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be senior to the rights of stockholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results. If the issuance of new securities results in diminished rights to holders of our common stock, the market price of our common stock could be negatively impacted and the value of the warrants could decline.

Our management might apply the net proceeds from this offering in ways with which you do not agree and in ways that may impair the value of your investment.

We currently intend to use the net proceeds from the sale of the securities under this prospectus to initiate our Phase 3 PRECISION-AF clinical trial and for working capital and general corporate purposes, including research and development expenses and general and administrative expenses. Additionally, we do not anticipate that the net proceeds from this offering will be sufficient to fund our Phase 3 PRECISION-AF clinical trial to completion, and we cannot guarantee that our cash resources, even after giving effect to this offering, will be sufficient for us to initiate our Phase 3 PRECISION-AF clinical trial without additional financing. As a result, we may not utilize any portion of the net proceeds from this offering in order to initiate our Phase 3 PRECISION-AF clinical trial. Our management has broad discretion as to the use of these proceeds and you will be relying on the judgment of our management regarding the application of these proceeds. We might apply these proceeds in ways with which you do not agree, or in ways that do not yield a favorable return. If our management applies these proceeds in a manner that does not yield a significant return, if any, on our investment of these net proceeds, it could compromise our ability to pursue our growth strategy and adversely affect the market price of our common stock.

There is no public market for the warrants to purchase shares of our common stock being offered in this offering.

There is no established public trading market for the warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the warrants on any national securities exchange or other nationally recognized trading system, including The Nasdaq Capital Market. Without an active market, the liquidity of the warrants will be limited.

Holders of our warrants will have no rights as a common stockholder until they acquire our common stock.

Until you acquire shares of our common stock upon exercise of the warrants, you will have no rights with respect to shares of our common stock issuable upon exercise of the warrants. Upon exercise of your warrants, you will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

The warrants are speculative in nature.

The warrants offered hereby do not confer any rights of common stock ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of common stock at a fixed price. Specifically, commencing on the date of issuance, holders of the warrants may acquire the common stock issuable upon exercise of such warrants at an exercise price of $        per share. Moreover, following this offering, the market value of the warrants is uncertain and there can be no assurance that the market value of the warrants will equal or exceed their public offering price. There can be no assurance that the market price of the common stock will ever equal or exceed the exercise price of the warrants and consequently, whether it will ever be profitable for holders of the warrants to exercise the warrants.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the information that we incorporate by reference, contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “continue” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” “will,” or the negative of these terms or other comparable terminology. These forward-looking statements may also use different phrases. These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, including the information that we incorporate by reference, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain.

These forward-looking statements include, but are not limited to, statements regarding:

•

the timing and results of any clinical trials, including PRECISION-AF, any potential future PRECISION-AF clinical trials, the potential for genetic variations to predict individual patient response to Gencaro, Gencaro’s potential to treat AF, future treatment options for patients with AF, the potential for Gencaro to be the first genetically-targeted atrial fibrillation prevention treatment, and the ability to fund PRECISION-AF;

•	our ability to obtain U.S. and foreign regulatory approval for our product candidates and the ability of our product candidates to meet existing or future regulatory standards;

•	our expectations regarding federal, state and foreign regulatory requirements;

•	the therapeutic benefits and effectiveness of our product candidates;

•	the accuracy of our estimates of the size and characteristics of the markets that may be addressed by our product candidates;

•	our ability to obtain additional funding or enter into a strategic or other transaction;

•	the extent to which our issued and pending patents may protect our products and technology;

•	the potential of such product candidates to lead to the development of safe or effective therapies;

•	our ability to enter into collaborations;

•	our ability to maintain listing of our common stock on a national exchange;

•	our future operating expenses, our future losses, our future expenditures, and the sufficiency of our cash resources to maintain operations;

•	our ability to compete with other companies that are or may be developing or selling products that are competitive with our product candidates;

•	anticipated trends and challenges in our potential markets; and

•	our ability to attract and retain key personnel.

In some cases, you can identify forward-looking statements by the words “may,” “might,” “can,” “will,” “to be,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “likely,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements.

You should refer to the “Risk Factors” section, or under similar heading, contained in this prospectus, the documents incorporated by reference and any related free writing prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to revise any forward-looking statements to reflect events or developments occurring after the date of this prospectus, even if new information becomes available in the future.

MARKET AND INDUSTRY DATA AND FORECASTS

Market data and certain industry data and forecasts included in this prospectus were obtained from internal company surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. We have relied upon industry publications as our primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our market position are based on recently available data. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us. While we believe our internal business research is reliable and market definitions are appropriate, neither such research nor definitions have been verified by any independent source. This prospectus may only be used for the purpose for which it has been published.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of our common stock and accompanying warrant that we are offering will be approximately $13.9 million based on the assumed public offering price of $4.15 per share and accompanying warrant, which represents the last sale price of our common stock as reported on The Nasdaq Capital Market on February 25, 2020, after deducting the estimated underwriter’s fees and estimated offering expenses payable by us and assuming no exercise of the warrants issued in this offering. Each $1.00 increase (decrease) in the assumed public offering price of $4.15 per share and accompanying warrant would increase (decrease) the net proceeds to us from this offering by approximately $3.4 million, assuming the number of shares and accompanying warrants offered by us, as set forth on the cover page of this prospectus, remains the same and no exercise of the warrants issued in this offering. We may also increase or decrease the number of shares and accompanying warrants we are offering. Each increase (decrease) of 100,000 shares in the number of shares offered by us (with a corresponding increase (decrease) in the number of accompanying warrants we are offering) would increase (decrease) the net proceeds to us from this offering by approximately $0.4 million, assuming that the assumed public offering price remains the same, after deducting the estimated underwriter’s fees and estimated offering expenses payable by us and assuming no exercise of the warrants issued in this offering.

We intend to use the net proceeds of the offering to initiate the Phase 3 PRECISION-AF clinical trial for Gencaro, our lead product candidate, and for working capital and general corporate purposes. We believe the amount raised in this offering will allow us to begin pre-trial preparations, such as clinical study drug, site selection, and CRO selection and to initiate patient enrollment. We may also use a portion of the remaining net proceeds and our existing cash and cash equivalents to in-license, acquire, or invest in complementary businesses, technologies, products or assets; however, we have no current commitments or obligations to do so. If a warrant holder elects to exercise the warrants issued in this offering, we may also receive proceeds of up to $         per share of common stock issued pursuant to such warrants. We cannot predict when or if the warrants will be exercised. It is possible that the warrants may expire and may never be exercised. Under certain circumstances, the warrants contain a net exercise provision therefore the warrant holder may elect to utilize this feature and in this case, we would not receive any proceeds from their exercise.

Our expected use of proceeds from this offering described above represents our current intentions based on our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds to be received upon the closing of this offering or the actual amounts that we will spend on the uses set forth above.

We do not anticipate that the net proceeds from this offering will be sufficient to fund our Phase 3 PRECISION-AF clinical trial to completion, and we cannot guarantee that our cash resources, even after giving effect to this offering, will be sufficient for us to begin enrolling patients in our Phase 3 PRECISION-AF clinical trial. As a result, we may need to secure additional financing in order to initiate or continue patient enrollment our Phase 3 PRECISION-AF clinical trial, and we will have to raise additional capital in order to complete our Phase 3 PRECISION-AF clinical trial.

The amounts and timing of our actual expenditures will depend on numerous factors, including the time and cost necessary to conduct PRECISION-AF and other factors described in the section titled “Risk Factors” in this prospectus, as well as the amount of cash used in our operations and any unforeseen cash needs. Therefore, our actual expenditures may differ materially from the estimates described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.

We intend to invest the net proceeds to us from the offering that are not used as described above in short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. Regardless of the restrictions in terms of any potential future indebtedness, we anticipate that we will retain all available funds and any future earnings to support our operations and finance the growth and development of our business and, therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2019:

•	on an actual basis;

•

on an as adjusted basis to give effect to the sale of the 3,614,457 shares of our common stock and accompanying warrants to purchase      shares of our common stock that we are offering at an assumed public offering price of $4.15 per share of our common stock and accompanying warrant, which is the last reported sale price of our common stock on the Nasdaq Capital Market on February 25, 2020, after deducting the estimated underwriter’s fees and estimated offering expenses payable by us and assuming no exercise of the warrants issued in this offering.

You should read this table with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus.

	As of December 31, 2019
	Actual	As Adjusted
	(in thousands, except share and per share data) (Unaudited)
Cash and cash equivalents	$8,363	$22,220
Stockholders’ equity:
Preferred stock, 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value: 100,000,000 shares authorized; 1,594,070 shares issued and outstanding, actual; 5,208,527 issued and outstanding, as adjusted	2	5
Additional paid-in capital	152,024	165,878
Accumulated deficit	(144,416)	(144,416)

Total stockholders’ equity	$7,610	$21,467

Total capitalization	$7,610	$21,467

Assuming the issuance of all our common stock offered in this offering, but no exercise of the accompanying warrants, each $1.00 increase (decrease) in the assumed public offering price of $4.15 per share and accompanying warrant would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $3.4 million, assuming that the number of shares and accompanying warrants offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriter’s fees and estimated offering expenses payable by us and assuming no exercise of the warrants issued in this offering. We may also increase or decrease the number of shares and accompanying warrants we are offering. Each increase of 100,000 in the number of shares offered by us (with a corresponding increase in the number of accompanying warrants we are offering) would increase each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $0.4 million, assuming that the assumed public offering price remains the same, after deducting the estimated underwriter’s fees and estimated offering expenses payable by us and assuming no exercise of the warrants issued in this offering. Similarly, each decrease of 100,000 in the number of share offered by us (with a corresponding decrease in the number of accompanying warrants we are offering) would decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $0.4 million, assuming that the assumed public offering price remains the same, after deducting the estimated underwriter’s fees and estimated offering expenses payable by us and assuming no exercise of the warrants issued in this offering. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The above discussion and table are based on 1,594,070 shares of common stock outstanding as of December 31, 2019. This number excludes:

•	135,862 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2019, at a weighted average exercise price of $113.04 per share;

•	31,136 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2019, at a weighted average exercise price of $84.50 per share; and

•	36,511 additional shares of common stock reserved for future issuance under our Amended and Restated 2013 Equity Incentive Plan.

DILUTION

If you invest in our common stock and accompanying warrants, you will experience immediate and substantial dilution to the extent of the difference between the public offering price of our common stock and accompanying warrants in this offering and the as adjusted net tangible book value per share of our common stock immediately after the offering.

Our historical net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the actual number of outstanding shares of our common stock. The historical net tangible book value as of December 31, 2019 was $7.6 million, or $4.77 per share of our common stock. Dilution with respect to net tangible book value per share represents the difference between the amount per share and accompanying warrant paid by purchasers of shares of our common stock and warrants in this public offering and the net tangible book value per share of our common stock immediately after this public offering.

After giving effect to the sale of 3,614,457 shares of our common stock and warrants to purchase      shares of our common stock by us at an assumed public offering price of $4.15 per share and accompanying warrant, which represents the last reported sale price of our common stock on the Nasdaq Capital Market on February 25, 2020, after deducting the estimated underwriter’s fees and estimated offering expenses payable by us, and assuming no exercise of the warrants issued in this offering our net tangible book value as of December 31, 2019 would have been approximately $21.5 million, or $4.77 per share of common stock. This represents an immediate decrease in net tangible book value of $13.9 million, or $(0.65) per share, to existing stockholders and an immediate dilution of $0.03 per share to new investors purchasing shares of our common stock and accompanying warrants in this offering at the assumed public offering price. The following table illustrates this dilution on a per share basis:

Assumed public offering price per share and accompanying warrant		$4.15
Historical net tangible book value per share as of December 31, 2019	$4.77
Decrease per share attributable to investors purchasing our common stock in this offering	(0.65)

As adjusted net tangible book value per share after this offering		4.12

Dilution per share to investors purchasing our common stock in this offering		$0.03

Assuming the issuance of 3,614,457 shares of our common stock and warrants to purchase      shares of our common stock in this offering, each $1.00 increase (decrease) in the assumed public offering price of $4.15 per share and accompanying warrant, which represents the last reported sale price of our common stock on the Nasdaq Capital Market on February 25, 2020, would increase (decrease) our as adjusted net tangible book value after this offering by approximately $3.4 million, or approximately $0.65 in net tangible book value per share, and the dilution per share to new investors by approximately $0.35 per share, assuming that the number of shares and accompanying warrants offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriter’s fees and estimated offering expenses payable by us and assuming no exercise of the warrants issued in this offering. We may also increase or decrease the number of shares and accompanying warrants we are offering. An increase of 100,000 in the number of shares offered by us (with a corresponding increase in the number of accompanying warrants we are offering) would increase our as adjusted net tangible book value after this offering by approximately $0.4 million, no change in net tangible book value per share, and there is no change in dilution per share to new investors, assuming that the assumed public offering price remains the same, after deducting the estimated underwriter’s fees and estimated offering expenses payable by us and assuming no exercise of the warrants issued in this offering. Similarly, a decrease of 100,000 in the number of shares offered by us (with a corresponding decrease in the number of accompanying warrants we are offering) would decrease our as adjusted net tangible book value after this offering by approximately $0.4 million, no change in net tangible book value per share, and there is no change in dilution per share to new investors, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriter’s fees and estimated offering expenses payable by us and assuming no exercise of the warrants issued in this offering.

The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

The above discussion and table are based on 1,594,070 shares of common stock outstanding as of December 31, 2019. This number excludes:

•	135,862 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2019, at a weighted average exercise price of $113.04 per share;

•	31,136 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2019, at a weighted average exercise price of $84.50 per share; and

•	36,511 additional shares of common stock reserved for future issuance under our Amended and Restated 2013 Equity Incentive Plan.

The above discussion and table further assume:

•	no exercise of the outstanding options or warrants described above or the warrants issued in this offering; and

•

no additional sales of our common stock pursuant to the terms of our sales agreement, with JonesTrading, to sell, from time to time, our common stock in an “at the market offering” after December 31, 2019.

To the extent that options or warrants outstanding as of December 31, 2019 have been or are exercised, or other shares are issued, investors purchasing shares and accompanying warrants in this offering could experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage biopharmaceutical company applying a precision medicine approach to the development and commercialization of genetically targeted therapies for cardiovascular diseases. Precision medicine refers to the tailoring of medical treatment to the individual characteristics of patients, using genomic and other information that extends beyond general diagnostic categorization. We believe that when implemented correctly precision medicine can enhance therapeutic response, improve patient outcomes, and reduce healthcare costs.

Our lead product candidate, Gencaro™ (bucindolol hydrochloride), is a pharmacogenetically-targeted beta-adrenergic receptor antagonist with mild vasodilator properties that we are developing as a fourth-generation beta-blocker based on its pharmacogenetic targeting. We believe the pharmacology of Gencaro is unique and has the potential for enhanced efficacy in patients with a specific genetic characteristic for the beta-1 adrenergic receptor, termed the beta-1 389 arginine homozygous genotype. The beta-1 389 arginine homozygous genotype is present in approximately 50% of the North American and European general populations, and it can be detected by a genetic test currently performed in a centralized laboratory or in the future potentially at the point of care during a patient visit.

We are developing Gencaro to treat cardiovascular disease, focusing on atrial fibrillation, or AF, in patients with chronic heart failure, or HF. HF is a chronic condition in which the heart is unable to pump enough blood to meet the body’s needs. AF is a disruption of the heart’s normal rhythm or rate, which commonly occurs in patients with HF. In HF patients, the presence of AF leads to worsening symptoms, and increased risk of hospitalization and death. Current treatment options for AF in HF patients are limited, and can be invasive, costly and dangerous.

Gencaro was previously studied in the BEST trial, a Phase 3 HF mortality trial in 2,708 patients. The BEST trial included a DNA substudy of over 1,000 patients, which was used to evaluate the effect of genetic variations in cardiac adrenergic receptors on the response to Gencaro. Data from this substudy showed that patients with the beta-1 389 arginine homozygous genotype had substantial improvements in mortality, hospitalization and the prevention of arrhythmias. We believe that these genetically determined receptor variations, which are detectable using standard DNA testing technology, can serve as diagnostic markers for predicting enhanced therapeutic response to Gencaro.

Our current clinical development of Gencaro is focused on AF in HF patients who have a left ventricular ejection fraction, or LVEF, of 40% and higher and the specific genotype we believe responds best to Gencaro. There are currently no drug therapies approved to treat AF or HF in this population, which encompasses more than half of all HF in the United States and Europe. We believe that, if approved, there are additional indication expansion opportunities for Gencaro in other HF populations and cardiac arrhythmias, as well as the potential for new formulation developments to extend marketing exclusivity.

In May 2019, we published the results of our Phase 2B clinical trial that examined Gencaro for the prevention of AF in HF patients, in the Journal of the American College of Cardiology: Heart Failure. In this trial, known as GENETIC-AF, we compared Gencaro against TOPROL-XL (metoprolol succinate), a beta-blocker that is commonly prescribed for HF patients with AF. GENETIC-AF enrolled 267 HF patients with LVEF values ranging from 12% to 55% who had recently experienced AF and had the specific genotype we believe responds best to Gencaro. Our analysis of the results identified what we believe is a targeted patient population for Phase 3 development; one showing greater response to Gencaro compared to TOPROL-XL for multiple clinical assessments, including the primary endpoint of time to AF recurrence, maintenance of normal sinus rhythm, cumulative AF burden, and AF-related clinical interventions and complications.

In July 2019, we reached an agreement with the U.S. Food and Drug Administration, or FDA, known as a Special Protocol Assessment, or SPA, for the requirements of the Gencaro Phase 3 clinical trial. Based on the SPA agreement, our planned Phase 3 clinical trial, if successful at a statistical threshold of at least p ≤ 0.01, may support a New Drug Application, or NDA, for the marketing approval of Gencaro. PRECISION-AF, the clinical trial specified by the SPA, is anticipated to enroll approximately 400 HF patients with LVEF values ranging from 40% to 55% who have recently experienced AF and have the specific genotype we believe responds best to Gencaro. The clinical trial design is similar to GENETIC-AF, including the active comparator, TOPROL-XL, and the primary endpoint of time to AF recurrence during a 6-month follow-up period. Secondary objectives will examine other important endpoints, such as AF burden and AF treatment-related interventions. Subject to available financing, we plan to initiate enrollment of PRECISION-AF in the fourth quarter of 2020 and project that topline data will be available in approximately two and a half years from our initiation of patient enrollment. If the trial meets the criteria specified in the SPA, we plan to file for approval of Gencaro with the FDA, European Medicines Agency, and other regulatory authorities.

We believe that patients with HF and AF represent a major unmet medical need, and that this need is most pronounced in patients with LVEF values of 40% and above. This LVEF range constitutes more than half of all chronic HF in the United States and Europe, and there are currently no approved or guideline recommended therapies for these patients to treat either their AF or HF. AF is a very common complication in these patients, with estimates of AF incidence ranging from 40% to 60%. Beta-blockers approved for HF are commonly used off-label to treat AF and HF in these patients, but they are only moderately effective in preventing AF and none are approved for patients with LVEF ≥ 40%. Other anti-arrhythmic drugs approved for the treatment of AF have adverse side effects and in HF patients are either contraindicated or have label warnings for use due to an increased risk of mortality. Interventional procedures for AF, such as catheter ablation and electrical cardioversion, are invasive, expensive, and often temporary; typically requiring the continued use of beta blockers post-intervention to manage both AF and HF.

We believe that Gencaro, if approved, may be a safe and more effective therapy for the treatment of HF patients with AF. We believe there are several potentially important attributes that would differentiate Gencaro from existing therapies, including:

•	More effective rhythm control compared to the current standard of care;

•	Reduction in the need for catheter ablation, electrical cardioversion, or toxic anti-arrhythmic drugs;

•	Effective rate control with lower risk of treatment-limiting bradycardia;

•	Foundational beta-blocker benefits for HF and unique evidence of efficacy in HF patients with AF;

•	The only drug therapy approved for AF in HF patients with LVEF ≥ 40%.

We have exclusive development and commercial rights for Gencaro in all indications. We have an international patent portfolio for Gencaro in the United States, the European Union, or EU, and other major markets, as well as new chemical entity status, which we believe will give us a strong intellectual property position to approximately 2031 in the United States and approximately ten years from approval in the EU. Additional issued and pending patents have the potential for longer exclusivity in these and other markets. We have developed a laboratory platform to perform the genetic test that was approved by FDA for use in the Phase 2B clinical trial. We retain all rights to this test platform which we expect to use in future clinical trials, and which we believe could be used for commercialization.

To support the continued development of Gencaro, including the planned PRECISION-AF clinical trial, we will need additional financing to fund the Phase 3 clinical trial and our general and administrative costs through its projected completion. Considering the substantial time and costs associated with the development of Gencaro and the risk that we may be unable to raise a significant amount of capital on acceptable terms, we are also pursuing co-development and commercialization partnering opportunities with large pharmaceutical and/or specialty pharmaceutical companies and may pursue a strategic combination or other strategic transactions. If we are delayed in obtaining financing or are unable to complete a strategic transaction, we may discontinue our development activities on Gencaro or discontinue our operations.

We believe our cash and cash equivalents balance as of December 31, 2019 will be sufficient to fund our operations, at our current cost structure, after giving effect to potential cost reductions, through the end of the third quarter of 2020. We intend to use the net proceeds of the offering to initiate the Phase 3 PRECISION-AF clinical trial for Gencaro, our lead product candidate, and for working capital and general corporate purposes. We believe the amount raised in this offering will allow us to begin pre-trial preparations, such as clinical study drug, clinical site selection, and CRO selection and to initiate patient enrollment. While we expect the net proceeds from this offering to extend our cash beyond the end of the third quarter of 2020, the extent to which the net proceeds extends that date is dependent upon the rate that we can accomplish these pre-trial preparations and the rate of patient enrollment.

This financing will not fully fund our PRECISION-AF clinical trial and we expect to need to raise additional capital to complete the clinical trial. We also cannot guarantee that our cash resources, even after giving effect to this offering, will be sufficient for us to begin enrolling patients in our Phase 3 PRECISION-AF clinical trial. As a result, we may need to secure additional financing in order to initiate or continue patient enrollment our Phase 3 PRECISION-AF clinical trial, and we will have to raise additional capital in order to complete our Phase 3 PRECISION-AF clinical trial.

However, changing circumstances may cause us to consume capital significantly faster or slower than we currently anticipate. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available financial resources sooner than we currently anticipate.

In 2017, we entered into a sales agreement, with JonesTrading, to sell, from time to time, our common stock having an aggregate offering price of up to $10.2 million, in an “at the market offering.” In 2019, we further amended the sales agreement to increase the maximum aggregate value of shares which we may issue and sell from time to time under this sales agreement from $10.2 million to $17.5 million. As of December 31, 2019, we had sold an aggregate of 1,087,858 shares of our common stock pursuant to the terms of such sales agreement, as amended, for aggregate gross proceeds of approximately $17.4 million. Net proceeds received in this offering were approximately $16.4 million, after deducting expenses for executing the “at the market offering” and commissions paid to the placement agent.

On April 3, 2019, we completed a 1-for-18 reverse stock split of our common stock. All common share and per common share amounts included herein have been adjusted retroactively to reflect the effects of this action.

Results of Operations

Research and Development Expenses

Research and development, or R&D, expense is comprised primarily of personnel costs, clinical development, manufacturing process development, and regulatory activities and costs. Our R&D expense continues to be almost entirely generated by our activities relating to the development of Gencaro.

Our research and development expenses were $1.8 million for the year ended December 31, 2019 as compared to $4.2 million for 2018. The $2.4 million decrease in research and development expenses in 2019 as compared to 2018 was primarily related to the completion of our GENETIC-AF clinical trial. In 2018, we incurred post-enrollment costs related to data analysis, quality control, data monitoring and site related close-out costs of GENETIC-AF, which did not recur in 2019.

Clinical expense decreased approximately $1.1 million for the year ended December 31, 2019. The decrease was related to our GENETIC-AF clinical trial post-enrollment costs that did not recur in 2019.

R&D personnel costs decreased approximately $0.9 million for the year ended December 31, 2019, as compared to 2018. The remaining decrease is primarily a result of lower outside services and consulting costs related to completion of our GENETIC-AF clinical trial.

Subject to securing significant additional financing, we plan to initiate enrollment of our PRECISION-AF clinical trial in the fourth quarter of 2020. R&D expense in 2020 is expected to be higher than 2019, if we initiate our PRECISION-AF clinical trial. If we are unable to initiate our PRECISION-AF clinical trial, then R&D expense is expected to be consistent with 2019.

General and Administrative Expenses

General and administrative, or G&A, expenses primarily consist of personnel costs, consulting and professional fees, insurance, facilities and depreciation expenses, and various other administrative costs.

G&A expenses were $4.0 million for the year ended December 31, 2019, compared to $3.9 million for 2018, an increase of approximately $0.1 million. The increase in expenses during 2019 comprised primarily of increased consulting costs and corporate franchise tax, partially offset by lower personnel costs in 2019, as compared to 2018.

G&A expenses in 2020 are expected to be consistent with those in 2019 as we maintain administrative activities to support our ongoing operations.

Interest and Other Income

Interest and other income was $172,000 for the year ended December 31, 2019 as compared to $162,000 for 2018, resulting in an increase of $10,000. We expect interest income to be lower in 2020 than in 2019, as we continue to use our cash and cash equivalents to fund our operations.

Interest Expense

Interest expense was $7,000 for the year ended December 31, 2019 as compared to $8,000 for 2018. The amounts were nominal to our overall operations. Based on our current capital structure, interest expense is expected to be negligible in 2020.

Income Tax Benefit

Income tax benefit was $167,000 for the year ended December 31, 2019 as compared to $31,000 for 2018, primarily related to the Protecting Americans from Tax Hikes Act of 2015, or PATH Act, which allows qualified small businesses to monetize up to $250,000 of research and experimentation tax credits through payroll tax refunds. In 2019, these benefits were fully monetized and we do not expect additional income tax benefits in 2020.

Liquidity and Capital Resources

Cash and Cash Equivalents

	December 31,
	2019	2018
	(in thousands)
Cash and cash equivalents	$8,363	$6,608

As of December 31, 2019, we had total cash and cash equivalents of approximately $8.4 million, as compared to $6.6 million as of December 31, 2018. The net increase of $1.8 million during the year primarily reflects the approximate net proceeds of $6.9 million from the issuance of common stock, offset by $4.8 million of cash used to fund operating activities and $0.3 million of payments on a vendor financing arrangement.

Cash Flows from Operating, Investing and Financing Activities

	Years Ended December 31,
	2019	2018
	(in thousands)
Net cash provided by (used in):
Operating activities	$(4,801)	$(8,244)
Investing activities	(4)	3,046
Financing activities	6,560	3,104

Net (decrease) increase in cash and cash equivalents	$1,755	$(2,094)

Net cash used in operating activities for the year ended December 31, 2019 decreased approximately $3.4 million compared with 2018. This was primarily due to a lower net loss in 2019, as discussed in more detail above, offset by changes in operating assets and liabilities.

Net cash used in investing activities for the year ended December 31, 2019 was $4,000 for the purchase of property and equipment. Net cash provided by investing activities for the year ended December 31, 2018 was $3.0 million, consisting of $3.1 million of proceeds from the maturities of marketable securities, offset by $4,000 for the purchase of property and equipment.

Net cash provided by financing activities was $6.6 million for the year ended December 31, 2019 representing $6.9 million of net proceeds from sales of our common stock pursuant to our sales agreement, less $0.3 million in payments on a vendor financing arrangement. Net cash provided by financing activities was $3.1 million for the year ended December 31, 2018 representing $3.4 million of net proceeds from sales of our common stock pursuant to our sales agreement, less $0.3 million in payments on a vendor financing arrangement.

Sources and Uses of Capital

Our primary sources of liquidity to date have been capital raised from issuances of shares of our preferred and common stock. The primary uses of our capital resources to date have been to fund operating activities, including research, clinical development and drug manufacturing expenses, license payments, and spending on capital items.

In 2017, we entered into a sales agreement, which has since been amended, with JonesTrading to sell, from time to time, our common stock having an aggregate offering price of up to $10.2 million, in an “at the market offering.” In 2019, we further amended the sales agreement to increase the maximum aggregate value of shares which we may issue and sell from time to time under this sales agreement from $10.2 million to $17.5 million. As of December 31, 2019, we have sold an aggregate of 1,087,858 shares of our common stock pursuant to the terms of such sales agreement, as amended, for aggregate gross proceeds of approximately $17.4 million. Net proceeds received in this offering were approximately $16.4 million, after deducting expenses for executing the “at the market offering” and commissions paid to the placement agent.

Our liquidity and our ability to raise additional capital or complete any strategic transaction depends on a number of factors, including, but not limited to, the following:

•	the costs and timing for the potential additional clinical trials, including PRECISION-AF, in order to gain possible regulatory approval for Gencaro or any other product candidate;

•	the market price of our stock and the availability and cost of additional equity capital from existing and potential new investors;

•	our ability to retain the listing of our common stock on the Nasdaq Capital Market;

•	our ability to control costs associated with our operations;

•	general economic and industry conditions affecting the availability and cost of capital;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	the terms and conditions of our existing collaborative and licensing agreements.

We believe our cash and cash equivalents balance as of December 31, 2019 will be sufficient to fund our operations, at our current cost structure, after giving effect to potential cost reductions, through the end of the third quarter of 2020. We intend to use the net proceeds of the offering to initiate the Phase 3 PRECISION-AF clinical trial for Gencaro, our lead product candidate, and for working capital and general corporate purposes. We believe the amount raised in this offering will allow us to begin pre-trial preparations, such as clinical study drug, clinical site selection, and CRO selection and to initiate patient enrollment. While we expect the net proceeds from this offering to extend our cash beyond the end of the third quarter of 2020, the extent to which the net proceeds extends that date is dependent upon the rate that we can accomplish these pre-trial preparations and the rate of patient enrollment.

This financing will not fully fund our PRECISION-AF clinical trial and we expect to need to raise additional capital to complete the clinical trial. We also cannot guarantee that our cash resources, even after giving effect to this offering, will be sufficient for us to begin enrolling patients in our Phase 3 PRECISION-AF clinical trial. As a result, we may need to secure additional financing in order to initiate or continue patient enrollment our Phase 3 PRECISION-AF clinical trial, and we will have to raise additional capital in order to complete our Phase 3 PRECISION-AF clinical trial.

However, our forecast of the period of time through which our financial resources will be adequate to support our current and forecasted operations could vary materially. We will need to raise additional capital to fund future operations, additional development of Gencaro or any other product candidates, or complete a strategic transaction. Such financing would likely result in dilution to our existing stockholders. If we raise additional funds through the incurrence of indebtedness, the obligations related to such indebtedness would be senior to rights of holders of our capital stock and could contain covenants that would restrict our operations. The significant uncertainties surrounding the clinical development timelines and costs and the ability to raise a significant amount of capital raises substantial doubt about our ability to continue as a going concern from one year after the Company’s financial statements have been issued.

Critical Accounting Policies and Estimates

A critical accounting policy is one that is both important to the portrayal of our financial condition and results of operation and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are described in Note 1 of “Notes to Financial Statements” included within Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as filed with the SEC on February 18, 2020 and incorporated into this prospectus by reference, we believe the following critical accounting policy affected our most significant judgments, assumptions, and estimates used in the preparation of our financial statements and, therefore, is important in understanding our financial condition and results of operations.

Accrued Outsourcing Expenses

As part of the process of preparing our financial statements, we are required to estimate accrued outsourcing expenses. This process involves identifying services that third parties have performed on our behalf and estimating the level of service performed and the associated cost incurred for these services as of the balance sheet date. Examples of estimated accrued outsourcing expenses include contract service fees, such as fees payable to contract manufacturers in connection with the production of materials related to our drug product, and service fees from clinical research organizations. We develop estimates of liabilities using our judgment based upon the facts and circumstances known at the time.

Off-Balance Sheet Arrangements

We have not participated in any transactions with unconsolidated entities, such as special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

Indemnifications

In the ordinary course of business, we enter into contractual arrangements under which we may agree to indemnify certain parties from any losses incurred relating to the services they perform on our behalf or for losses arising from certain events as defined within the particular contract. Such indemnification obligations may not be subject to maximum loss clauses. We have entered into indemnity agreements with each of our directors, officers and certain employees. Such indemnity agreements contain provisions, which are in some respects broader than the specific indemnification provisions contained in Delaware law. We also maintain an insurance policy for our directors and executive officers insuring against certain liabilities arising in their capacities as such.

BUSINESS

Some of the statements under “Business,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Examples of these statements include, but are not limited to, statements regarding the following: potential future development plans for Gencaro, including our ability to secure sufficient financing to support PRECISION-AF, the likelihood that any Phase 3 clinical trial results for Gencaro satisfy the requirements of our Special Protocol Assessment agreement, the expected features and characteristics of Gencaro, including the potential for genetic variations to predict individual patient response to Gencaro or AB171, Gencaro’s potential to treat atrial fibrillation, or AF, future treatment options for patients with AF, the potential for Gencaro to be the first genetically-targeted AF prevention treatment, statements regarding potential Phase 3 development plans for Gencaro, including the timing and results thereof, the expected features and characteristics of AB171 as a potential genetically-targeted treatment for peripheral arterial disease, or PAD, and for heart failure, or HF, the potential timeline for development of AB171, including any Investigational New Drug, or IND, application submission related thereto, and the ability of ARCA’s financial resources to support its operations through the end of the third quarter of 2020, the sufficiency of our current capital to reach certain of our corporate objectives, our ability to obtain additional funding when needed or enter into a strategic or other transaction, including our ability to raise sufficient capital to fund any Phase 3 clinical trials for Gencaro and our other operations, the extent to which our issued and pending patents may protect our products and technology, the potential of such product candidates to lead to the development of safe or effective therapies, our ability to enter into collaborations, our ability to maintain listing of our common stock on a national exchange, our future operating expenses, our future losses, our future expenditures, and the sufficiency of our cash resources to maintain operations. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. While we believe that we have a reasonable basis for each forward-looking statement contained in this Prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain.

In addition, you should refer to the “Risk Factors” section of this Prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and our website.

Overview

We are a clinical-stage biopharmaceutical company applying a precision medicine approach to the development and commercialization of genetically targeted therapies for cardiovascular diseases. Precision medicine refers to the tailoring of medical treatment to the individual characteristics of patients, using genomic and other information that extends beyond general diagnostic categorization. We believe that when implemented correctly precision medicine can enhance therapeutic response, improve patient outcomes, and reduce healthcare costs.

Our lead product candidate, Gencaro™ (bucindolol hydrochloride), is a pharmacogenetically-targeted beta-adrenergic receptor antagonist with mild vasodilator properties that we are developing as a fourth-generation beta-blocker based on its pharmacogenetic targeting. We believe the pharmacology of Gencaro is unique and has the potential for enhanced efficacy in patients with a specific genetic characteristic for the beta-1 adrenergic receptor, termed the beta-1 389 arginine homozygous genotype. The beta-1 389 arginine homozygous genotype is present in approximately 50% of the North American and European general populations, and it can be detected by a genetic test currently performed in a centralized laboratory or in the future potentially at the point of care during a patient visit.

We are developing Gencaro to treat cardiovascular disease, focusing on atrial fibrillation, or AF, in patients with chronic heart failure, or HF. HF is a chronic condition in which the heart is unable to pump enough blood to meet the body’s needs. AF is a disruption of the heart’s normal rhythm or rate, which commonly occurs in patients with HF. In HF patients, the presence of AF leads to worsening symptoms, and increased risk of hospitalization and death. Current treatment options for AF in HF patients are limited, and can be invasive, costly and dangerous.

Gencaro was previously studied in the BEST trial, a Phase 3 HF mortality trial in 2,708 patients. The BEST trial included a DNA substudy of over 1,000 patients, which was used to evaluate the effect of genetic variations in cardiac adrenergic receptors on the response to Gencaro. Data from this substudy showed that patients with the beta-1 389 arginine homozygous genotype had substantial improvements in mortality, hospitalization and the prevention of arrhythmias. We believe that these genetically determined receptor variations, which are detectable using standard DNA testing technology, can serve as diagnostic markers for predicting enhanced therapeutic response to Gencaro.

Our current clinical development of Gencaro is focused on AF in HF patients who have a left ventricular ejection fraction, or LVEF, of 40% and higher and the specific genotype we believe responds best to Gencaro. There are currently no drug therapies approved to treat AF or HF in this population, which encompasses more than half of all HF in the United States and Europe. We believe that, if approved, there are additional indication expansion opportunities for Gencaro in other HF populations and cardiac arrhythmias, as well as the potential for new formulation developments to extend marketing exclusivity.

In May 2019, we published the results of our Phase 2B clinical trial that examined Gencaro for the prevention of AF in HF patients, in the Journal of the American College of Cardiology: Heart Failure. In this trial, known as GENETIC-AF, we compared Gencaro against TOPROL-XL (metoprolol succinate), a beta-blocker that is commonly prescribed for HF patients with AF. GENETIC-AF enrolled 267 HF patients with LVEF values ranging from 12% to 55% who had recently experienced AF and had the specific genotype we believe responds best to Gencaro. Our analysis of the results identified what we believe is a targeted patient population for Phase 3 development; one showing greater response to Gencaro compared to TOPROL-XL for multiple clinical assessments, including the primary endpoint of time to AF recurrence, maintenance of normal sinus rhythm, cumulative AF burden, and AF-related clinical interventions and complications.

In July 2019, we reached an agreement with the U.S. Food and Drug Administration, or FDA, known as a Special Protocol Assessment, or SPA, for the requirements of the Gencaro Phase 3 clinical trial. Based on the SPA agreement, our planned Phase 3 clinical trial, if successful at a statistical threshold of at least p ≤ 0.01, may support a New Drug Application, or NDA, for the marketing approval of Gencaro. PRECISION-AF, the clinical trial specified by the SPA, is anticipated to enroll approximately 400 HF patients with LVEF values ranging from 40% to 55% who have recently experienced AF and have the specific genotype we believe responds best to Gencaro. The clinical trial design is similar to GENETIC-AF, including the active comparator, TOPROL-XL, and the primary endpoint of time to AF recurrence during a 6-month follow-up period. Secondary objectives will examine other important endpoints, such as AF burden and AF treatment-related interventions. Subject to available financing, we plan to initiate enrollment of PRECISION-AF in the fourth quarter of 2020 and project that topline data will be available in approximately two and a half years from our initiation of patient enrollment. If the trial meets the criteria specified in the SPA, we plan to file for approval of Gencaro with the FDA, European Medicines Agency, and other regulatory authorities.

We believe that patients with HF and AF represent a major unmet medical need, and that this need is most pronounced in patients with LVEF values of 40% and above. This LVEF range constitutes more than half of all chronic HF in the United States and Europe, and there are currently no approved or guideline recommended therapies for these patients to treat either their AF or HF. AF is a very common complication in these patients, with estimates of AF incidence ranging from 40% to 60%. Beta-blockers approved for HF are commonly used off-label to treat AF and HF in these patients, but they are only moderately effective in preventing AF and none are approved for patients with LVEF ≥ 40%. Other anti-arrhythmic drugs approved for the treatment of AF have adverse side effects and in HF patients are either contraindicated or have label warnings for use due to an increased risk of mortality. Interventional procedures for AF, such as catheter ablation and electrical cardioversion, are invasive, expensive, and often temporary; typically requiring the continued use of beta blockers post-intervention to manage both AF and HF.

We believe that Gencaro, if approved, may be a safe and more effective therapy for the treatment of HF patients with AF. We believe there are several potentially important attributes that would differentiate Gencaro from existing therapies, including:

•	More effective rhythm control compared to the current standard of care;

•	Reduction in the need for catheter ablation, electrical cardioversion, or toxic anti-arrhythmic drugs;

•	Effective rate control with lower risk of treatment-limiting bradycardia;

•	Foundational beta-blocker benefits for HF and unique evidence of efficacy in HF patients with AF;

•	The only drug therapy approved for AF in HF patients with LVEF ≥ 40%.

We have exclusive development and commercial rights for Gencaro in all indications. We have an international patent portfolio for Gencaro in the United States, the European Union, or EU, and other major markets, as well as new chemical entity status, which we believe will give us a strong intellectual property position to approximately 2031 in the United States and approximately ten years from approval in the EU. Additional issued and pending patents have the potential for longer exclusivity in these and other markets. We have developed a laboratory platform to perform the genetic test that was approved by FDA for use in the Phase 2B clinical trial. We retain all rights to this test platform which we expect to use in future clinical trials, and which we believe could be used for commercialization.

Our Strategy

Our mission is to become a leading biopharmaceutical company developing precision targeted cardiovascular therapies to enhance therapeutic response, improve patient outcomes, and reduce healthcare costs. To achieve this goal, we are pursuing the following strategies:

•

Complete Phase 3 development and obtain regulatory approval of Gencaro for the treatment of AF in HF patients. We intend to advance Gencaro into a Phase 3 clinical trial as a therapy for HF patients with AF, focusing on HF with LVEF ≥ 40%, a patient population for whom no approved drug therapy currently exists. We have a SPA agreement for the Gencaro program that, if satisfied, we believe would allow for an NDA submission based on our proposed Phase 3 clinical trial (PRECISION-AF). To support this clinical development and our continued operations, we expect to seek additional funding through the sale of public or private equity or debt securities, the completion of a strategic transaction, or a combination thereof.

•

Expand Gencaro indications and product candidate franchise. We believe the treatment of AF in HF patients is an unmet medical need with a near-term and well-defined regulatory pathway. In addition to the indication contemplated in PRECISION-AF, we believe Gencaro may be an effective therapy for additional HF indications. For instance, we may seek a strategic partner to support a clinical trial of Gencaro in genotype-positive HF patients with LVEF >55%, which we believe would substantially expand the addressable patient population, if successful. We have also identified additional indication expansion opportunities for Gencaro in other HF populations and cardiac arrhythmias, as well as the potential for new formulation developments to extend marketing exclusivity, if approved.

•

Increase the value of our clinical programs through strategic collaborations and potential development of internal capabilities. We currently control all development and commercial rights for Gencaro. We plan to seek collaborative partnerships for the further development of Gencaro in major territories. As we progress into our Phase 3 clinical trial, we plan to further develop and implement a commercialization and marketing strategy for North America and Europe.

•

Build a cardiovascular pipeline. Our management and employees, including our chief executive officer, are experienced in cardiovascular research, molecular genetics and clinical development of cardiovascular therapies. We are seeking to leverage this expertise to identify, acquire and develop other cardiovascular products or candidates, particularly those with potential for pharmacogenetic based development. Subject to availability of capital, we plan to initiate non-clinical studies to support a potential IND submission and initiation of clinical development in 2021 for AB171 as a potential genetically targeted treatment for HF and PAD. Development of our pipeline, including AB171, is dependent on additional financing.

All of the above strategies are dependent upon our ability to obtain additional funding through the sale of public or private equity or debt securities, the completion of a strategic transaction, or a combination thereof. If we are unable to secure additional funding or complete a strategic transaction, we may not be able to continue development of Gencaro, notwithstanding our receipt of a SPA agreement from the FDA, or to continue operations.

Atrial Fibrillation in Heart Failure

Market Background and Opportunity

Heart failure is a chronic condition in which the heart is unable to pump enough blood to meet the body’s needs. HF has numerous serious consequences, including severe impacts on quality of life, increased hospitalizations, loss of economic productivity, and premature death. HF is a leading cause of death in the developed world, and despite the availability of multiple effective drug classes, mortality due to HF is increasing. According to the 2020 American Heart Association, or AHA, Heart Disease and Stroke Statistics, there were an estimated 6.2 million Americans aged 20 years or more with HF in 2016, projected to increase to between 8.3 million and 10.7 million by 2030. The spectrum of HF includes HF in which LVEF is 50% or more and is considered preserved ejection fraction, known as HFpEF; HF in which the LVEF is less than 40%, considered reduced ejection fraction, or HFrEF; and HF in which the LVEF is at least 40%, but less than 50%, considered mid-range ejection fraction, known as HFmrEF. Together, HFmrEF and HFpEF, that is HF with LVEF ≥ 40%, comprise more than half of all chronic HF in the United States and Europe. In 2012, the economic cost of HF in the United States was estimated to be nearly $31 billion, of which two-thirds, or over $20 billion, was attributable to direct medical costs.

Atrial fibrillation, the most common sustained cardiac arrhythmia, is a potentially serious disorder in which the normally regular and coordinated contraction pattern of the heart’s two small upper chambers, or the atria, becomes irregular, rapid and uncoordinated. AF can have significant quality of life impacts and potentially serious medical consequences, including increasing the risk of stroke and other cardiovascular problems. In individuals with HF, AF contributes to the disease processes that lead to the progression of HF and worsening of clinical outcomes. AF is considered an epidemic cardiovascular disease and a major public health burden, similar to HF. The estimated number of individuals with AF globally in 2015 was 33.3 million. According to AHA Heart Disease and Stroke Statistics Reports from 2017-2020, the prevalence of AF in the United States was estimated to be 5.2 million people in 2015. In the European Union, the prevalence of AF was estimated to be 8.8 million (age 55 and over) in 2010. It is estimated that AF costs the U.S. economy about $6.0 billion annually.

AF and HF share many of the same risk factors and commonly occur together. It has been estimated that 30-60% of HF patients will also develop AF, with this incidence increasing in HF patients with higher LVEF; we estimate that 40-60% of HF patients with LVEF ≥ 40% will also be diagnosed with AF. Both AF and HF are related to dysfunction and remodeling of the myocardium, and as such share many pathophysiologic features including chamber dilatation, increased interstitial fibrosis and cardiac myocyte apoptosis. However, longstanding AF that eventually leads to left ventricular dysfunction and HF has a different pathophysiology compared to HF with AF developing secondarily. In longstanding AF, fibrosis and hypertrophy develop in both the atrium and ventricles, whereas in HF that precedes AF there is predominantly eccentric hypertrophy and contractile dysfunction in the ventricle and to a lesser extent in the atrium, with less fibrosis in most cases.

Medical Need and Current Therapy

AF is a serious cardiovascular, or CV, disease and it has even greater negative impacts in patients with HF. An important clinical consequence of AF in HF is an increase in the risk of embolic events including stroke, and for this reason alone it is preferable for a HF patient to be in sinus rhythm, or SR. While AF increases stroke risk above an already increased risk in HF, this risk can be mitigated by administration of oral anticoagulants. While stroke is the most feared complication of AF, it is the increased risk of mortality and hospitalization conferred by AF in HF that is of major concern and the biggest unmet therapeutic need.

The appearance of AF in HF patients often leads to adverse clinical outcomes, including worsening of left ventricular dysfunction, increased hospitalization burden, and increased risk of death. This increased risk of morbidity and mortality with AF appears to be true across the spectrum of HF. In patients with established HF it is clear that the presence of AF is associated with increased risks of mortality and worsening HF. Framingham Heart Study data indicate there is a potential interrelationship between the development of AF and HF, with each condition developing as HF progresses and often (21% of the time) both presenting contemporaneously. In the Framingham study, when AF developed after HF there was a 1.6-fold (95% CI: 1.2, 2.1) increase in mortality after adjusting for potential modifiers, and when HF developed after AF the risk was increased 2.7-fold (95% CI: 1.9, 3.7). Data from the Women’s Health Study, which is based on 1,011 AF cases developed over a 15.4 year span, found that new onset AF was associated with a 2.1-fold (95% CI: 1.6, 2.8) increase in ACM and a 4.2-fold (95% CI: 2.7, 6.5) increase in CV mortality. Moreover, in women with new onset AF, the risk of developing HF increased by 14.7-fold (95% CI: 11.2, 19.2). New onset AF also worsens the prognosis in patients with established HF, a finding that was observed in the BEST trial as well as other studies.

The goals of current medical therapy for AF are to maintain sinus rhythm or to control ventricular rate in patients who cannot maintain sinus rhythm in order to minimize patient symptoms and avoid the risk of further complications and disease progression. Addressing the rhythm and rate abnormalities of AF is believed to be particularly important in HF patients because of the relationship between the presence of AF and worsening HF. We believe that effective medical therapy for HF patients with AF must address both disease conditions. Patients with both HF and AF have a significantly worse prognosis, and therefore effective therapies for these patients are of paramount importance. Unfortunately, the current treatment options for these patients have significant limitations.

Beta-blockers are considered standard of care for the treatment of HF patients, including in patients with co-morbid AF. Two drugs in the beta-blocker class are approved in the United States for the treatment of HF (metoprolol succinate and carvedilol), and two additional beta-blockers (bisoprolol and nebivolol) are approved in Europe. These drugs have the highest level of recommendation in the United States and European Union HF guidelines. They are also viewed as foundational therapy to treat AF in HF patients in part for their efficacy in controlling the higher heart rate that is typically found with AF, a treatment strategy known as rate control.

However, current beta blockers approved for HF are only modestly effective at maintaining normal cardiac rhythm, a treatment strategy known as rhythm control, and none are FDA approved for this indication. Importantly, none of these drugs have been shown to be effective for treating HF in patients with LVEF ≥ 40%, so they are currently used off-label in this setting. When used for rate control, these drugs can cause bradycardia, a condition in which the heart rate drops below a safe threshold, which often leads to dose reductions and potential loss of the drug’s treatment effect. Furthermore, recent evidence indicates that the mortality and other HF clinical outcome benefits of these beta blockers is uncertain when sustained or permanent AF is present in HF patients. In contrast, Gencaro reduced the composite endpoints of all-cause mortality/HF hospitalizations and CV mortality/CV hospitalization by approximately 75% (p < 0.05 for both) in HF patients with the beta-1 389 arginine homozygous genotype who were in AF at the time of enrollment in the BEST trial. Therefore, we believe there is a significant unmet medical need for a beta-blocker with better rhythm and rate control properties to provide symptom relief and outcome benefits for these patients. This need is particularly acute in patients with LVEF ≥ 40%, for whom there are no currently approved drug therapies.

Anti-arrhythmic drugs are a drug class that is often prescribed to control the irregular heartbeat of AF. These drugs are frequently used in addition to beta-blockers in patients with both HF and AF to treat the arrhythmia, when a patient remains symptomatic despite beta-blocker therapy. However, most anti-arrhythmic agents with AF indications are either contraindicated or have significant label warnings for use in HF patients due to an increased risk of serious ventricular arrhythmias and/or mortality.

In the United States, anti-arrhythmic drug therapy for AF used in addition to beta-blockers is generally confined to the Class 3 anti-arrhythmic agents, amiodarone and dofetilide. Amiodarone is not approved for the treatment of AF but is commonly used off-label in HF patients with AF. However, amiodarone has multiple toxicities, is pro-arrhythmic, and likely increases mortality in HF patients. Dofetilide is pro-arrhythmic and initiation of the drug must be monitored during a multi-day hospital stay; even so, fatal drug-induced arrhythmias may still occur. Considering these safety concerns and practical considerations, physicians treating HF patients seek to limit the use of Class 3 anti-arrhythmic drugs. We believe there is a medical need for new therapies that can reduce the need to resort to Class 3 antiarrhythmic drugs in HF patient with AF.

Non-pharmacologic interventions such as catheter ablation and electrical cardioversion (ECV), are also used in some patients with HF to treat AF. Catheter ablation is invasive, expensive and generally not permanent, and is not a substitute for drug therapy for HF. Beta-blockers are typically continued after ablation, for both HF treatment as well as rhythm control if AF returns. ECV is expensive, much less permanent than ablation and its repeatability is limited. Patients will also generally remain on beta-blockers post-ECV, for both their HF and AF. Anticoagulants are effective against the risk of stroke in AF patients and are widely prescribed, but in HF these drugs do not address the pathological effects of the irregular and rapid heartbeat that worsen prognosis.

In light of the serious medical consequences presented by AF in the presence of HF as well as, the limitations of current therapies, we believe there is an unmet need for a drug therapy that can provide greater rhythm control compared to the current standard of care; can reduce the need for toxic anti-arrhythmic drugs, catheter ablation, and electrical cardioversion; can provide effective rate control with a lower risk of treatment-limiting bradycardia; and can provide foundational beta-blocker benefits for HF with efficacy in patients with permanent AF. This need is particularly significant for HF patients with LVEF ≥ 40%, for whom there are currently no approved or Class I guideline recommended drug therapies.

Gencaro Clinical Development

The Proposed Phase 3 AF Clinical Trial (PRECISION-AF)

Our planned Phase 3 development program of Gencaro is based on the results from GENETIC-AF and a prospectively designed DNA substudy of adrenergic receptor polymorphisms in the BEST trial, a previous Phase 3 study of bucindolol in 2,708 HF patients that showed potential evidence of enhanced efficacy in treating AF and in reducing mortality and hospitalizations in HF patients with the beta-1 389 arginine homozygous genotype.

The PRECISION-AF Phase 3 clinical trial is designed as a double-blind, active-controlled, multicenter, international, adaptive study comparing Gencaro with TOPROL-XL for the prevention of recurrent AF/atrial flutter, or AF/AFL, or all-cause mortality, or ACM, in HF patients. The study is expected to enroll approximately 400 patients at investigative sites in the United States, Europe and Australia. Eligible patients will have LVEF ≥ 40% and ≤ 55%, a recent AF event, and the beta-1 389 arginine homozygous genotype which we believe responds best to Gencaro. The planned trial will use a significance criterion of p < 0.01 for the primary endpoint and will include an interim analysis after a portion of total patients have been enrolled. The interim analysis is designed to assess safety, validate initial study assumptions and maintain adequate statistical power for the primary endpoint. Subject to securing additional financing, we plan to initiate enrollment of PRECISION-AF in the fourth quarter of 2020. Any future development of Gencaro, including initiating any Phase 3 clinical trial, is dependent on obtaining significant additional financing.

The GENETIC-AF Phase 2B Clinical Trial

GENETIC-AF enrolled 267 patients from the United States, Canada and Europe. The primary analysis compared the evidence of safety and efficacy of Gencaro versus an active comparator, TOPROL-XL. The primary endpoint of the trial was time to first event of AF/AFL or ACM during a 24-week follow-up period after the establishment of sinus rhythm. Randomized patients had a LVEF ≤ 55%, a history of AF in the past 6 months, and the beta-1 389 arginine homozygous genotype that we believe responds best to Gencaro. Laboratory Corporation of America, or LabCorp, developed the genetic test, obtained an Investigational Device Exemption, or IDE, from the FDA and provided the companion diagnostic test and services to support our GENETIC-AF clinical trial.

For the primary endpoint of time to AF recurrence, Gencaro demonstrated a similar treatment benefit in the overall population (p = 0.961) compared to the active comparator, TOPROL-XL. However, based on further analysis of the trial, we believe we have identified a population that shows greater response to Gencaro compared to TOPROL-XL across multiple important clinical assessments, including the primary endpoint of time to AF recurrence, maintenance of normal sinus rhythm, cumulative AF burden, and AF-related clinical interventions and complications. We plan to study this population in our first Phase 3 clinical trial.

We believe that the inclusion of a small number of patients in the trial (13.9% of overall population) with long-standing and heavily pretreated HF and AF led to attenuation of the treatment effect estimates for the primary endpoint of GENETIC-AF. Therefore, in accordance with procedures outlined in the statistical analysis plan, post-hoc analyses were performed that excluded 37 patients with extraordinarily long durations of HF and AF, which showed a trend for benefit in favor of Gencaro compared to TOPROL-XL (32% reduction; p = 0.064). The onset of AF relative to the development of HF was also identified in our post-hoc analyses to have a relationship to treatment effect. In these analyses, there was an attenuation of the treatment effect estimates for the primary endpoint in patients who had long-standing AF prior to developing HF. We believe this is due to differences in the underlying pathophysiology for AF patients who eventually develop HF compared to HF patients who subsequently develop AF. Therefore, a post-hoc analysis was performed in the above patient population that excluded patients who had developed AF for more than 2 years prior to developing HF. In this population, termed the precision therapeutic phenotype, or PTP cohort, a significant reduction in the primary endpoint was observed (46% reduction; p = 0.011), which was retained in a subgroup of this cohort with LVEF values ≥ 40% and ≤ 55% (58% reduction; p = 0.017). These data were published in May of 2019 in the Journal of the American College of Cardiology: Heart Failure (print version July 2019).

Based upon our analysis of the GENETIC-AF data, we believe further clinical development of Gencaro can be successful using entry criteria to identify patients with the characteristics for disease duration and onset described above and outlined in the following table:

GENETIC-AF Subgroup Analysis: Time to First AF/AFL/ACM Event

Population Subpopulation	Time to AF/AFL/ACM
All Patients	N = 267	h	1%	p = 0.961

HF and AF for less than 12 years	N = 230	i	32%	p = 0.064

AF not more than 2 years prior to HF (PTP cohort)	N = 196	i	46%	p = 0.011

LVEF ≥ 40% and ≤ 55%	N = 91	i	58%	p = 0.017

Stratified Cox proportional hazards model with adjustment for: 1) HF etiology, 2) LVEF, 3) rhythm at randomization, 4) device type, 5) previous Class 3 antiarrhythmic drug use (subpopulations only).

Additional analyses of patients entering efficacy follow-up demonstrate additional benefits of Gencaro compared to TOPROL-XL in preventing adverse consequences of developing AF. Maintenance of normal sinus rhythm, as assessed by routine ECG monitoring, was increased by 15% (p = 0.022) in the overall population and by increased 28% (p < 0.001) in the PTP cohort with Gencaro compared to TOPROL-XL. A composite endpoint that includes AF interventions (i.e., electrical cardioversion, catheter ablation, and initiation of Class III antiarrhythmics), cardiovascular adverse events, and death was reduced by 30% (p = 0.008) in the overall population and by 46% (p = 0.001) in the PTP cohort with Gencaro compared to TOPROL-XL. A composite endpoint of AF interventions and death was reduced by 33% (p = 0.009) in the overall population and by 51% (p < 0.001) in the PTP cohort with Gencaro compared to TOPROL-XL. Similarly, the composite endpoint of sinus bradycardia or death was reduced by 55% (p < 0.001) in the overall population and by 49% (p < 0.001) in the PTP cohort with Gencaro compared to TOPROL-XL. Furthermore, patients who experienced sinus bradycardia in GENETIC-AF had a 4-fold higher incidence of study drug dose reductions (P < 0.001). Improvements in all of the above endpoints were retained in a subgroup of the PTP cohort with LVEF values ≥ 40% and ≤ 55% (see table below). Therefore, in addition to the prevention of AF recurrence, these data suggest that HF patients with AF potentially receive downstream clinical and pharmacoeconomic benefits with Gencaro compared to non-genetically targeted beta blockers such as TOPROL-XL. Subject to available financing, we anticipate these findings will be further examined in the anticipated Phase 3 PRECISION-AF clinical trial.

Our cumulative analyses of important AF-related clinical outcomes are summarized in the following table:

GENETIC-AF Subgroup Analysis: Cumulative Events During Efficacy Follow-up Period

Cohort	Entire Cohort (N=259)			PTP Cohort (N=190)			PTP Cohort LVEF ≥ 40% and ≤ 55% (N = 87)
Maintenance of Normal Sinus Rhythm	h	15%	p = 0.022	h	28%	p < 0.001	h	28%	p = 0.019
AF Interventions and CV AEs	i	30%	p = 0.008	i	46%	p = 0.001	i	55%	p = 0.005
AF Interventions	i	33%	p = 0.009	i	51%	p < 0.001	i	58%	p = 0.006
Sinus Bradycardia	i	55%	p < 0.001	i	49%	p < 0.001	i	61%	p < 0.001

All events: IRR (95% CI) for all patients entering efficacy follow-up period.
Maintenance of Normal Sinus Rhythm = cumulative number of ECGs in normal sinus rhythm

AF Interventions = electrical cardioversion, ablation, or initiation of class 3 antiarrhythmic therapy after start of follow-up.
Sinus Bradycardia = sinus bradycardia on ECG as assessed by the investigator.

Deaths included as events due to competing risk. Incidence Rate Ratio (IRR) = Incidence RateBUC / Incidence RateMET

A subgroup of patients underwent continuous (24/7) heart rhythm monitoring via implanted loop recorders or other implanted therapeutic devices of Medtronic, Inc., or Medtronic, a global healthcare solutions company, to evaluate daily AF burden, or AFB. A prespecified time-to-first event analysis was conducted using a total AFB of at least 6 hours per day to define an event of AF recurrence. For the time-to-first event of AF or ACM endpoint, a trend for benefit in favor of Gencaro over TOPROL-XL was observed in the overall substudy cohort (69 patients; 25% reduction; p = 0.315) and in the PTP substudy cohort (49 patients; 41% reduction; p = 0.140). Cumulative AFB was also evaluated in the device substudy to determine the total number of days in AF during the efficacy follow-up period. In this cumulative analysis, a significant reduction in AFB was observed for Gencaro compared to TOPROL-XL in in the overall substudy cohort (23% reduction; p < 0.001) and in the PTP substudy cohort (37% reduction; p < 0.001).

Gencaro was generally safe and well-tolerated, with 84% of patients attaining their target dose compared to 72% of patients receiving TOPROL-XL. The most frequently reported adverse events were similar in both groups and consistent with the known safety profile of the beta-blocker class of drugs. Adverse events assessed as related to study drug by the investigator occurred in 23.8% of patients in the Gencaro group and in 30.1% of patients in the TOPROL-XL group. Of note, adverse events of bradycardia were less frequently reported in the Gencaro group (3.7%) compared to patients receiving TOPROL-XL (12.0%). During the 24-week efficacy follow-up period there were three deaths (ACM) in the TOPROL-XL group and none in the Gencaro group. Three patients died in the long-term treatment extension period after receiving Gencaro for more than a year.

The BEST Phase 3 Heart Failure Trial

Gencaro was the subject of a major HF study known as the BEST trial, a double-blind, placebo-controlled, multicenter study of bucindolol on mortality and morbidity in an advanced chronic HF population with LVEF < 35%. The primary endpoint of the BEST trial was ACM, and the pre-specified main secondary endpoint was progression of HF, defined as death from HF, cardiac transplant, HF hospitalization, or an emergency room visit for the treatment of worsening HF not requiring hospitalization. The trial was projected to enroll 2800 patients and run four and one-half years. The trial enrolled a total of 2,708 chronic HF patients primarily from U.S. sites. The trial was notable for including a major DNA bank, in which 1,040 of the BEST patients participated by providing blood for DNA analysis. The DNA bank provided the basis for the genetic substudies that discovered Gencaro’s modulation by genetic variations of the beta-1 adrenergic receptor.

The BEST trial was terminated early because, after positive mortality results from two HF trials involving other beta-blockers had been reported, a substantial number of BEST trial investigators concluded that it was unethical to continue to give placebo to BEST trial participants. It was initially reported the trial had failed to reach its primary endpoint of ACM, showing a 10% risk reduction in mortality with a p-value of 0.10. Our reanalysis of the BEST results in accordance with the FDA approved, pre-specified statistical analysis plans (which had not been performed by the sponsors of BEST) demonstrated a 13% risk reduction on the primary endpoint of ACM in the BEST trial with a p-value of 0.053.

The results of the genetic substudies that were conducted using the BEST DNA bank were not available until several years after the completion of the trial. Importantly, these substudies indicated a significant enhancement of response on the major HF clinical endpoints from the BEST trial in patients with the beta-1 389 arginine homozygous genotype. As shown in the table below, the risk reduction on HF clinical efficacy endpoints such as mortality and hospitalization ranged from 34% to 48% in this genotype.

BEST Trial Clinical Responses by Genotype Groups

Endpoint	ADRB1 Arg389Arg (n = 493)			ADRB1 389Gly carrier (n = 547)
All-cause mortality (ACM)	i	38%	p = 0.030	i	10%	p = 0.570
CV mortality (CVM)	i	48%	p = 0.014	i	22%	p = 0.233
CV Hospitalization	i	36%	p = 0.002	i	7%	p = 0.588
HF Hospitalization	i	36%	p = 0.006	i	14%	p = 0.300
ACM or HF Hospitalization	i	34%	p = 0.004	i	13%	p = 0.250
CVM or HF Hospitalization	i	38%	p = 0.002	i	17%	p = 0.170
AF Prevention	i	74%	p < 0.001	h	1%	p = 0.969
VT/VF Prevention	i	74%	p < 0.001	i	40%	p = 0.085
Endpoints presented as time to event analyses, with hazard ratios from a COX model and p-values generated using the log-rank statistic.

The BEST study data were further analyzed focusing on AF prevention, as well as rate control and clinical outcomes for patients with established AF. Based on adverse events and surveillance ECGs, 7.9% of patients in the overall trial developed new onset AF, with a greater incidence observed in the placebo group (9.7%) compared to the Gencaro group (6.2%). This corresponded to a 36% reduction in the incidence of new onset AF (based on crude event rates) for patients receiving bucindolol (p = 0.002). In a time to event analysis, the risk of new onset AF was reduced in the overall population by 41% (p < 0.001) with Gencaro compared to placebo. However, analysis from the DNA substudy showed that the Gencaro response for AF prevention was genotype specific, with a 74% reduction (p < 0.001) observed in patients with the beta-1 389 arginine homozygous genotype compared to no risk reduction (p = 0.969) in patients who did not have the beta-1 389 arginine homozygous genotype (i.e., beta-1 389 Gly carriers).

Gencaro also demonstrated the potential for efficacy against the serious arrhythmias of VT/VF, which also appears to be genetically regulated. A 58% reduction in the incidence of VT/VF (p < 0.001) was observed in the overall population of the BEST trial, with a 74% reduction (p < 0.001) observed in patients with the beta-1 389 arginine homozygous genotype and no significant risk reduction (p = 0.085) seen in beta-1 389 arginine Gly carrier genotype.

In patients with established AF, Gencaro may also have favorable effects on ventricular response rate control and other clinical outcomes. Of the 303 patients in the BEST trial with AF at baseline, ventricular response rate control, defined as a resting heart rate of less than or equal to 80 beats per minute without symptomatic bradycardia, was observed in 67% of those receiving Gencaro compared to 49% in the placebo group (p < 0.005). In patients with ventricular response rate control, Gencaro produced a 39% reduction in cardiovascular mortality/cardiovascular hospitalizations (p = 0.025). Gencaro was also associated with a 72% decrease in cardiovascular mortality/cardiovascular hospitalizations (p = 0.039) in patients with the beta-1 389 arginine homozygous genotype who were in AF at baseline (N=52).

Pharmacology and Pharmacogenetics of Gencaro

Gencaro (bucindolol hydrochloride) is a nonselective (blocks both beta-1 and beta-2 adrenergic receptors) beta- receptor blocking agent with mild vasodilator properties. This combination of properties initially placed Gencaro in the “3rd Generation” category of beta-blockers that is based on the strategy of their development. When its pharmacogenetic properties were elucidated and its development became pharmacogenetically based, we subsequently considered Gencaro a fourth-generation beta-blocker. The dominant beta-receptor on human heart cells is the beta-1, with smaller number of beta-2 receptors present. Importantly, beta-2 receptors are also present on adrenergic nerve terminals in the heart, where they regulate the release of the neurotransmitter norepinephrine, or NE. The blocking of these receptors prevents them from binding with other molecules, primarily NE, which activates these receptors. We believe Gencaro has two unique anti-adrenergic properties not possessed by other beta-blockers currently approved for the treatment of HF: (1) it is moderately sympatholytic, i.e., by blocking beta-2 receptors on adrenergic nerves it lowers adrenergic drive to a level that can be detected on measurements of central or systemic venous NE levels, and, (2) through “inverse agonism,” as it binds to a polymorphic “389 arginine” form of the heart cell beta-1 receptor it promotes the inactivation of the active-state of this receptor. These properties, as described below, were observed to interact with receptor polymorphisms in such a way that we believe targeting a specific genotype of the beta-1 receptor gene (known as ADRB1) could improve the therapeutic response of patients. We believe Gencaro’s efficacy is enhanced in patients with the beta-1 389 arginine homozygous genotype, which has been shown to be present in approximately 50% of the North American and European general populations.

Gencaro’s pharmacology appears to be different from other compounds in the beta-blocker class in several fundamental respects. First, previous studies in human myocardial preparations showed Gencaro, but not other tested beta-blockers approved to treat HF, predisposes to a shift in equilibrium of beta-1 389 arginine but not 389 glycine receptors from a constitutively active to an inactive state (the property of inverse agonism). Second, other studies, including BEST, indicated that Gencaro, but not other beta-blockers, lowers the systemic levels of the neurotransmitter NE released by cardiac and other adrenergic nerves. The beta-1 389 arginine receptor, which is 100% of the receptor population in patients with a 389 arginine homozygous genotype, has much higher affinity for binding to NE compared to 389 glycine receptors, and published data indicate that NE lowering from Gencaro is beneficial in patients who have only beta-1 389 arginine receptors. In contrast, patients with the lower NE affinity beta-1 389 glycine genotypes may have blunting of efficacy from greater amounts of NE lowering.

We believe that Gencaro’s inverse agonist property contributes to the enhanced lowering of HF and arrhythmia event rates in patients who are beta-1 389 arginine homozygous genotype relative to individuals who are beta-1 389 Gly carriers or to the general population. In addition, we believe the unique NE lowering properties of Gencaro have a selectively beneficial effect in patients who have only beta-1 389 arginine receptors, because of the high affinity of these receptors for NE. As a result, the GENETIC-AF clinical trial was targeted at patients with the beta-1 389 arginine homozygous genotype, which was present in 52% of screened patients. We believe that these properties and their pharmacogenetic implications for modulating effectiveness are unique to Gencaro, and if the drug is approved, will be described in in the prescribing information.

Gencaro Clinical and Regulatory Strategy

We intend to advance Phase 3 clinical development of Gencaro as a therapy for HF patients with AF, focusing on HF with LVEF ≥ 40%. The regulatory strategy for Gencaro is to obtain an initial approval to treat AF in a HF population with LVEF ≥ 40% and ≤ 55% and the beta-1 389 arginine homozygous genotype; the population demonstrating the greatest efficacy in the Phase 2B GENETIC-AF clinical trial. Indication expansion for Gencaro will focus on genotype-positive HF patients with LVEF >55%, which we believe would substantially expand the addressable patient population, if successful. We have identified additional indication expansion opportunities for Gencaro in other HF populations and cardiac arrhythmias, as well as the potential for new formulation developments to extend marketing exclusivity, if approved. We are seeking the support of strategic partners to develop these opportunities.

HF with LVEF ≥ 40% constitutes more than half of all chronic HF in the United States and Europe, and there are currently no approved or guideline recommended therapies for these patients to treat either their AF or HF. There are also no regulatory requirements to demonstrate standard HF clinical outcome benefits in this population, as beta blockers currently approved for HF have not demonstrated mortality or hospitalization benefits in HF patients with LVEF ≥ 40%. Therefore, by focusing on HF patients with LVEF ≥ 40% we have obtained an SPA agreement with the FDA to conduct a single, 400-patient Phase 3 clinical trial that, if successful at a statistical threshold of p ≤ 0.01, may be sufficient to support an NDA for the marketing approval of Gencaro.

The clinical trial specified by the SPA agreement, called PRECISION-AF, will enroll approximately 400 HF patients with LVEF values ranging from 40% to 55% who have the beta-1 389 arginine homozygous genotype and have recently experienced AF. HF patients with a recent history of AF are at high risk of AF recurrence. We believe this high event rate combined with the treatment effect observed in the GENETIC-AF clinical trial, allows for an adequate and well controlled clinical trial with a sample size of approximately 400 patients. The clinical trial also includes an interim analysis designed to assess safety, validate initial clinical study assumptions, and maintain adequate statistical power for the primary endpoint.

The clinical trial design is similar to GENETIC-AF, including the active comparator, TOPROL-XL, and the primary endpoint of time to AF or atrial flutter, or AF/AFL, recurrence or mortality during a 6-month follow-up period. Based on the use of this same endpoint in GENETIC-AF it is anticipated that ≥90% of the primary events will be due to recurrent AF/AFL. Secondary objectives will examine other important endpoints, such as AF burden and AF treatment-related interventions. The planned clinical trial will use a standard significance criterion of p ≤ 0.05 for the primary endpoint; however, if the primary endpoint is significant with a p-value ≤ 0.01, then this single Phase 3 clinical trial may be sufficient for regulatory approval per the SPA agreement.

Subject to securing additional financing, we plan to initiate enrollment of PRECISION-AF in the fourth quarter of 2020 and project that topline data could be available in approximately two and a half years from initiation of patient enrollment. If the trial meets the criteria specified in the SPA agreement, we plan to file for approval of Gencaro with the FDA, European Medicines Agency, and other regulatory authorities. Any future development of Gencaro, including initiating any Phase 3 clinical trial, is dependent on obtaining significant additional financing, even if we enter into a strategic collaboration around the development of Gencaro.

The NDA submission for Gencaro is eligible for expedited review in the United States under the Fast Track development program. In 2015, the FDA designated the investigation of Gencaro for the prevention of AF/AFL in a genetically targeted HF population as a Fast Track development program. Fast Track drug development designation was included in the FDA Modernization Act of 1997, or FDAMA, as a formal process to enhance interactions with the FDA during drug development. A drug development program with Fast Track designation is eligible for consideration of the following to expedite development and review: 1) scheduled meetings to seek FDA input into development plans; 2) priority review of the NDA; 3) the option of submitting portions of an NDA for review prior to submission of the complete application, and; 4) potential accelerated approval. We believe that the Fast Track designation will expedite the review of the NDA we plan to file if PRECISION-AF is successful.

The Gencaro Test

If approved, we believe that Gencaro will be the first cardiovascular drug to be integrated with a companion diagnostic to predict enhanced efficacy. We believe that our proposed drug label for Gencaro will identify the specific genotype we believe responds best to Gencaro and recommend receptor genotype testing prior to initiation of therapy. Therefore, the commercialization of Gencaro may require that an FDA approved diagnostic test for this genotype be available. Such a test, referred to as the Gencaro Test, could be performed by a variety of laboratory processes or platforms.

We have developed one such genetic testing platform, with the assistance of LabCorp. On our behalf, LabCorp developed the genetic test, obtained an IDE from the FDA and provided the test and associated services to support our GENETIC-AF clinical trial. This platform was approved for use in the Phase 2B clinical trial. We retain all rights to it, and we believe it could be used as a commercial platform. Future clinical trials of Gencaro, including PRECISION-AF, are expected to use a similar diagnostic test to identify the patient’s receptor genotype. We believe the Gencaro Test could be developed and commercialized through a preferred diagnostic provider, by the company marketing Gencaro, or a combination of approaches. We also believe that point of care genetic tests, which could be performed during the patient’s visit to the physician, may be feasible as part of the commercialization strategy.

Development Pipeline

Our development activities are substantially focused on our lead product candidate, Gencaro, for the potential treatment of HF patients with AF. Gencaro (bucindolol hydrochloride) is a pharmacogenetic-targeted beta-adrenergic receptor antagonist with mild vasodilator properties that is considered a fourth-generation beta-blocker based on its novel pharmacogenetic profile. We believe the treatment of AF in HF patients with LVEF ≥ 40% is an unmet medical need with a near term and straightforward regulatory pathway.

Our plan is to obtain an initial approval for Gencaro to treat AF in a genotype specific HF population with LVEF ≥ 40% and ≤ 55% and the beta-1 389 arginine homozygous genotype; the population demonstrating the greatest efficacy in the Phase 2B GENETIC-AF clinical trial. Indication expansion for Gencaro will focus on genotype-positive HF patients with LVEF >55%, which we believe would substantially expand the addressable patient population, if successful. We believe that, if approved, there are additional indication expansion opportunities for Gencaro in other HF populations and cardiac arrhythmias, as well as the potential for new formulation developments to extend marketing exclusivity. We believe Gencaro has potential to address these additional indications, and that the clinical response of patients with these diseases may be genetically influenced, based on the same genetic markers we have identified for our proposed treatment of AF with Gencaro. We do not expect to pursue further development of Gencaro without obtaining additional funding or entering into a strategic partnership or collaboration.

AB171 is a thiol-containing derivative of isosorbide mononitrate. Pre-clinical data indicate that AB171 may have antioxidant properties and may be favorably differentiated from other nitrates for prevention of myocardial remodeling, anti-atherosclerotic effects and the loss of effectiveness when used as a sustained therapy. We believe the unique pharmacology of AB171, coupled with targeting to genetically identified enhanced response subpopulations, has the potential to translate to better long-term responses than currently available treatments. We have identified what we believe to be a pharmacogenetic target for AB171 that is the basis for our patents, and which may enable genetically targeted cardiovascular development programs in two cardiovascular indications: HF and PAD. The European Patent Office has issued a patent to us on methods of treating cardiovascular disease and conditions with a thiol-substituted isosorbide mononitrate based on genetic targeting. The European patent has been validated in ten countries in the EMA: We also have related patent applications pending in the United States Patent Office and Canadian Intellectual Property Office. Subject to availability of capital, we plan to initiate non-clinical studies to support a potential IND submission and initiation of clinical development in 2021 for AB171 as a potential genetically targeted treatment for HF and PAD.

We also have exclusive pharmacogenetic and other patent rights to drug targets and candidates that have potential indications in cardiovascular disease, oncology and other therapeutic areas. We may seek partners to assist us in the development of these candidates or who may license them. We may also seek funds to advance the development of the compounds on our own.

Financial Resources

To support the continued development of Gencaro, including the planned PRECISION-AF clinical trial, we will need additional financing to fund the Phase 3 clinical trial and our general and administrative costs through its projected completion. Considering the substantial time and costs associated with the development of Gencaro and the risk that we may be unable to raise a significant amount of capital on acceptable terms, we are also pursuing co-development and commercialization partnering opportunities with large pharmaceutical and/or specialty pharmaceutical companies and may pursue a strategic combination or other strategic transactions. If we are delayed in obtaining financing or are unable to complete a strategic transaction, we may discontinue our development activities on Gencaro or discontinue our operations.

We believe our cash and cash equivalents balance as of December 31, 2019 will be sufficient to fund our operations, at our current cost structure, after giving effect to potential cost reductions, through the end of the third quarter of 2020. We intend to use the net proceeds of the offering to initiate the Phase 3 PRECISION-AF clinical trial for Gencaro, our lead product candidate, and for working capital and general corporate purposes. We believe the amount raised in this offering will allow us to begin pre-trial preparations, such as clinical study drug, clinical site selection, and CRO selection and to initiate patient enrollment. While we expect the net proceeds from this offering to extend our cash beyond the end of the third quarter of 2020, the extent to which the net proceeds extends that date is dependent upon the rate that we can accomplish these pre-trial preparations and the rate of patient enrollment.

This financing will not fully fund our PRECISION-AF clinical trial and we expect to need to raise additional capital to complete the clinical trial. We also cannot guarantee that our cash resources, even after giving effect to this offering, will be sufficient for us to begin enrolling patients in our Phase 3 PRECISION-AF clinical trial. As a result, we may need to secure additional financing in order to initiate or continue patient enrollment our Phase 3 PRECISION-AF clinical trial, and we will have to raise additional capital in order to complete our Phase 3 PRECISION-AF clinical trial.

However, changing circumstances may cause us to consume capital significantly faster or slower than we currently anticipate. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available financial resources sooner than we currently anticipate.

In 2017, we entered into a sales agreement, with JonesTrading to sell, from time to time, our common stock having an aggregate offering price of up to $10.2 million, in an “at the market offering.” In 2019, we further amended the sales agreement to increase the maximum aggregate value of shares which we may issue and sell from time to time under this sales agreement from $10.2 million to $17.5 million. As of December 31, 2019, we had sold an aggregate of 1,087,858 shares of our common stock pursuant to the terms of such sales agreement, as amended, for aggregate gross proceeds of approximately $17.4 million. Net proceeds received in this offering were approximately $16.4 million, after deducting expenses for executing the “at the market offering” and commissions paid to the placement agent.

On April 3, 2019, we completed a 1-for-18 reverse stock split of our common stock. All common share and per common share amounts included herein have been adjusted retroactively to reflect the effects of this action.

Research and Development Expenses

Our research and development expenses were $1.8 million for the year ended December 31, 2019 as compared to $4.2 million for 2018, a decrease of approximately $2.4 million. Subject to securing significant additional financing, we plan to initiate enrollment of the PRECISION-AF clinical trial in the fourth quarter of 2020. R&D expense in 2020 is expected to be higher than 2019, if we initiate our PRECISION-AF clinical trial. If we are unable to initiate enrollment of our PRECISION-AF clinical trial, then R&D expense is expected to be consistent with 2019.

Licensing and Royalty Obligations

We have licensed worldwide rights to all preclinical and clinical data from development of bucindolol through the BEST trial from Cardiovascular Pharmacology and Engineering Consultants, LLC, or CPEC, who has licensed rights to this data from BMS. In addition, we have sublicensed CPEC’s rights from Bristol Meyers Squibb, or BMS. CPEC is a licensing entity which holds the rights of the biotechnology companies that were the commercial sponsors of the BEST trial.

All of the patents that were the subject of the CPEC and BMS licenses have expired. Based on this and the terms of these licenses and applicable law, we believe that the financial obligations stated in these agreements will reduced or eliminated, if and when they become payable under their stated terms.

If the FDA grants marketing approval for Gencaro, the license agreements state that we are required to make a milestone payment of $8.0 million within six months after FDA approval. The license agreements also state that we are required to make milestone payments of up to $5.0 million in the aggregate upon regulatory marketing approval in Europe and Japan. The licenses state that our royalty obligations range from 12.5% to 25% of revenue from the related product based on achievement of specified product sales levels including a 5% royalty that CPEC is obligated to pay BMS. The agreements state that we have the right to buy down the royalties to a range of 12.5% to 17% by making a payment to CPEC within six months of regulatory approval.

In October 2017, we entered into an agreement with CPEC’s minority owner, Aeolus Pharmaceuticals, Inc., or Aeolus, pursuant to which we acquired Aeolus’ minority membership interest in CPEC. The transaction effectively buys-out Aeolus’ royalty interest thereby reducing or eliminating the stated milestone and royalty obligations by 35% that could be payable by us, if Gencaro receives regulatory approval and is commercialized. In the transaction, we also acquired all of CPEC’s rights to milestones and royalties for Europe and all other territories outside of the United States, Japan and Puerto Rico.

We also have licensed worldwide rights to intellectual property covering the pharmacogenetic response of Gencaro based on the cardiac receptor polymorphisms, which is owned by the University of Colorado. We have no material future financial obligations under this license. We also have licensed exclusive, worldwide rights to develop and commercialize diagnostics for these receptor polymorphisms, for the purpose of prescribing Gencaro.

Competition

Current HF treatments include three beta-blockers approved for HF in the Unites States. However, their efficacy in providing control of the arrhythmia caused by AF, or rhythm control, is only mild. It is also now acknowledged that evidence is lacking that the approved beta-blockers provide outcome benefits for patients who develop permanent AF. Furthermore, these drugs have not demonstrated efficacy for HF patients with LVEF ≥ 40%, which is the focus of the Gencaro development program. Current AF treatments include pharmaceutical, procedural or device intervention. There are several antiarrhythmic drugs approved by the FDA for the treatment and/or prevention of recurrent AF. However, these drugs have safety and/or administration concerns and all but one have contraindications or label warnings regarding their prescription in patients with HF.

Drugs that are currently approved or used for the treatment or prevention of AF in HF either have not demonstrated efficacy in these patients, or have notable risks due to adverse side effects or lack sufficient efficacy. Therefore, in HF, and specifically in HF patients with LVEF ≥ 40%, we believe there is a substantial unmet medical need for AF therapies that are more effective and have fewer side effects than those currently available. We believe that Gencaro’s treatment of AF in HF patients could provide a more effective and safer pharmacotherapy than treatments currently used in these patients.

The pharmaceutical industry is highly competitive. We face significant competition from pharmaceutical companies and biotechnology companies that are researching and selling products designed to treat cardiovascular conditions. Most of these companies have significantly greater financial, product development, manufacturing, and commercial resources than we have.

If approved, the drugs which Gencaro would potentially compete with are used, though not approved, for treatment of AF and are largely generic in the United States. Gencaro could be priced at a premium compared to these therapies. In addition, our proposed prescribing information for Gencaro includes a recommendation for genetic testing, which will add additional procedures to the process of prescribing Gencaro, which, together with its premium price, could make it more difficult for us to compete against existing or future therapies.

Manufacturing and Product Supply

Gencaro is a small molecule drug with an established manufacturing history. Multiple manufacturers of both the active pharmaceutical ingredients, or API, and drug product have successfully produced Gencaro for use in clinical trials over the course of its clinical development. We outsource all manufacturing and analytical testing of the Gencaro API and drug product. We have selected third party contract manufacturing organizations on the basis of their technical and regulatory expertise. Our approach with our contract manufacturing partners has been to replicate the manufacturing processes that were used to support the prior pivotal clinical trial with Gencaro, and to minimize any changes from these baseline processes, thereby reducing technical and regulatory risk. For API production, we contracted with Groupe Novasep which completed the drug substance registration batches successfully. The resulting drug substance was used to manufacture the drug product used in the clinical trial material for the Phase 2B clinical trial and is expected to be used in the proposed Phase 3 clinical trial.

For drug product production, we have contracted with Patheon, Inc. to manufacture the Gencaro tablets. Gencaro is produced in a tablet form, utilizing standard solid oral dosage processing techniques. Six separate dosage strengths have been manufactured, with the maximum recommended dose of 100mg twice daily. Registration batches were successfully completed by Patheon, Inc. and tablets from these runs were placed in cGMP storage to supply clinical trials. In addition, we contracted with a separate service provider for packaging and distribution of our clinical trial materials.

Government Regulation

Governmental authorities in the United States at the federal, state, and local levels and foreign countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, marketing, distribution, sampling, and import and export of pharmaceutical and medical device products. In the United States, the FDA regulates these activities at the federal level pursuant to the Federal Food Drug and Cosmetic Act, or the FDCA, and the regulations promulgated thereunder. In Canada, Health Canada regulates these activities. In Europe, the Competent Authorities and Ethics Committees of the respective countries regulate these activities. We anticipate that all of our product candidates will require regulatory approval by governmental agencies prior to commercialization. The process of obtaining approval and the subsequent process of maintaining compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. In addition, these statutes, rules, regulations and policies may change and our products may be subject to new legislation or regulations. Both before and after approval or clearance, failure to comply with the requirements of the FDA and other state and federal statutes can lead to significant penalties or could disrupt our ability to manufacture and sell these products. In addition, the FDA could refuse to provide certificates needed to export our products if the agency determines that we are not in compliance.

Premarket Approval of Drugs

FDA approval is required for marketing of any new drug, dosage form, indication, or strength. The steps required before new human therapeutic drug products are marketed in the United States and foreign countries include rigorous preclinical and clinical testing and other approval requirements by regulatory agencies, such as the FDA and comparable agencies in foreign countries. There is no guarantee that products will be approved in a specific timeframe or at all.

Preclinical Phase. Preclinical studies are generally conducted in the laboratory to identify potential drug candidates and to evaluate their potential efficacy and safety. These studies include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate short and long-term toxicity in animals. Preclinical studies are governed by numerous regulations, including but not limited to FDA’s Good Laboratory Practices.

Clinical Phase. Before human clinical trials can commence, an Investigational New Drug, or IND, application, submitted to FDA must become effective. For an IND to become effective, the applicant must submit, among other things, information on design of the proposed investigation, reports necessary to assess the safety of the drug for use in clinical investigation, and information on the chemistry and manufacturing of the drug, controls available for the drug, and primary data tabulations from animal or human studies. The clinical phase of development involves the performance of human studies, including adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication. Typically, clinical evaluation involves three sequential phases, which may overlap. During Phase 1, clinical trials are conducted with a relatively small number of subjects or patients to determine the early safety profile of a product candidate, as well as dose tolerance, absorption, and the pattern of drug distribution and drug metabolism. Phase 2 trials are conducted with groups of patients afflicted by a specific target disease to determine preliminary efficacy, optimal dosages and dosage tolerance and to identify possible adverse effects and safety risks. In Phase 3, larger-scale, multi- center trials are conducted with patients afflicted with a specific target disease over a longer term to confirm Phase 2 results and provide reliable and conclusive data supporting efficacy and safety of a drug as required by regulatory agencies for drug approval. The conduct of clinical trials is subject to extensive regulation. FDA may delay or suspend clinical trials through clinical holds.

NDA Submission. In the United States, the results of preclinical and clinical testing along with chemistry, manufacturing and controls information, are submitted to the FDA in the form of an NDA. Under the current Prescription Drug User Fee Act, or PDUFA, after submission of an NDA and payment, or waiver, of the required fee, the FDA’s goal is to review most standard NDAs within 10 months from the time that a sponsor’s application is accepted as filed by the FDA, which can occur within a 60-day window following the initial submission of the application. At the end of the 10 months, the FDA’s goal is to issue a “complete response,” or approve the

NDA. While FDA’s goal is to issue a complete response within 10 months, the process may take longer than 10 months, particularly if multiple review cycles are required. Gencaro has been granted Fast Track Designation which allows for a rolling review of a marketing application. A rolling review allows FDA to consider reviewing portions of an NDA before the sponsor submits the complete application.

In responding to an NDA, the FDA may grant marketing approval or deny the application if the FDA determines that the application does not satisfy the statutory and regulatory approval criteria. A denial may include a request for additional information, including additional clinical data and/or an additional Phase 3 clinical trial. Data from clinical trials are not always conclusive and FDA may interpret data differently than we interpret data. Under the Food and Drug Modernization Act of 1997, the FDA is authorized to approve a drug based on a single adequate and well-controlled study if such study and other confirmatory data are sufficient to establish the drug’s effectiveness. However, it has long been the FDA’s general position that the standard of proof of a drug’s effectiveness generally requires at least two well-controlled and adequate Phase 3 clinical studies demonstrating statistically significant results as compared to a placebo or active control (with p-values of less than 0.05) with respect to the primary endpoint or endpoints of the trial.

In addition, in accordance with current FDA law and regulations, the FDA may refer a drug to an advisory committee for review prior to approval. Most new compounds are referred to an FDA advisory committee, which could add additional time to the review process. There is no guarantee that the advisory committee will recommend approval of a drug candidate. In some cases, FDA may require completion, within a specified time period, of additional clinical studies after approval, referred to as Phase 4 clinical studies, to monitor the effect of a new product and may prevent or limit future marketing of the product based on the results of these post-marketing programs. Furthermore, prior to granting approval, the FDA generally conducts an inspection of the facilities, including outsourced facilities that will be involved in the manufacture, production, packaging, testing and control of the drug substance and finished drug product for compliance with current Good Manufacturing Practice, or cGMP, requirements.

If the FDA approves the NDA, the sponsor is authorized to begin commercialization of the drug in accordance with the approval. Even if the FDA approves the NDA, the FDA may decide later to suspend or withdraw product approval if compliance with regulatory standards is not maintained or if safety problems are recognized after the product reaches the market. In addition, the FDA requires surveillance programs to monitor approved products that have been commercialized, and the agency has the power to require additional clinical studies, to require changes in labeling or to prevent further marketing of a product based on the results of these post-marketing programs. The FDA also has authority to request implementation of a risk evaluation and mitigation strategy, or REMS, that could restrict distribution of Gencaro or require us to provide additional risk information to prescribers. Whether or not FDA approval has been obtained, approval of a product candidate by comparable foreign regulatory authorities is necessary prior to the commencement of marketing of a product candidate in those countries. The approval procedures vary among countries and can involve additional testing. The time required to obtain approval may differ from that required for FDA approval.

Post-approval Compliance. If regulatory approval for a drug or medical device is obtained, the product and the facilities manufacturing the product are subject to periodic inspection and continued regulation by regulatory authorities, including compliance with cGMP, as well as labeling, advertising, promotion, recordkeeping, and reporting requirements, including the reporting of adverse events. In addition, the FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for labeling, promotion to health care professionals, direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Companies are responsible for compliance with such requirements and would be responsible to ensure that all contract manufacturing organizations who perform work for them also comply with such requirements. Similarly, if a drug manufacturer hires contract sales representatives or consultants to promote its products, such organizations or individuals must comply with all of the same requirements applicable to the drug manufacturer. The FDA regularly inspects companies to determine compliance with cGMPs and other post-market requirements. Failure to comply with statutory requirements and the FDA’s regulations can result in a variety of administrative or enforcement actions, including but not limited to an FDA Form 483 (which is issued by the FDA at the conclusions of an inspection when an investigator has observed any conditions that may constitute violations), a public warning letter, suspension or withdrawal of regulatory approvals, product recalls, product detentions, refusal to provide export certificates, seizure of products and criminal prosecution.

Drug Price Competition and Patent Term Restoration Act of 1984. Under the Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, Congress created an abbreviated FDA review process for generic versions of pioneer (brand name) drug products. The Hatch-Waxman Act also provides for patent term restoration and the award, in certain circumstances, of non-patent marketing exclusivities.

Generic Drug Approval. The Hatch-Waxman Act established an abbreviated FDA review process for drugs that are shown to be equivalent to approved pioneer drugs. Approval for a generic drug is obtained by filing an abbreviated NDA, or ANDA. Generic drug applications are “abbreviated” because they generally do not include clinical data to demonstrate safety and effectiveness. Instead, an ANDA applicant must establish that its product is bioequivalent to an approved drug and that it is the same as the approved drug with respect to active ingredient(s), route of administration, dosage form, strength and recommended conditions of use (labeling). The FDA will approve the generic as suitable for an ANDA if it finds that the generic does not raise questions of safety and effectiveness as compared to the pioneer drug. A drug is not eligible for ANDA approval if the FDA determines that it is not equivalent to the pioneer drug or if it is intended for a different use. Any applicant who files an ANDA seeking approval of a generic version of an approved drug listed in FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, or the Orange Book, must certify to the FDA that (i) no patent information on the drug has been listed in the Orange Book; (ii) that each patent listed in the Orange Book for that approved drug has expired; (iii) FDA should approve the product on the date on which a listed patent expires; or (iv) that such patent is invalid, unenforceable or will not be infringed by the manufacture, use or sale of the generic drug. If the ANDA applicant makes a certification pursuant to (iv) above, or a Paragraph IV certification, and the NDA holder files an infringement suit against the ANDA applicant within 45 days of receiving the Paragraph IV notification, the NDA owner is entitled to an automatic 30-month stay of FDA’s ability to approve the ANDA. This 30-month stay will end early upon any decision by a court that the patent is invalid, unenforceable or not infringed by the generic drug.

Patent Term Extension. While the term of a U.S. patent is generally 20 years from the earliest priority date of a patent application (excluding a provisional patent application), a U.S. patent that covers subject matter requiring regulatory approval to market is eligible for an extension of that patent term. The Hatch-Waxman Act provides for the restoration of a portion of the patent term lost during product development and FDA review of an application. Patent Term Extension, or PTE, extends the term of an issued patent for generally (i) the length of the FDA approval process, i.e., the complete period of NDA review, and (ii) half of the time spent in clinical trials, i.e., the IND period. However, the maximum period of restoration cannot exceed five years, or restore the total remaining term of the patent to greater than 14 years from the date of FDA approval of the product.

Under 35 U.S.C. § 156(a), a patent covering a method of using a product is eligible for PTE if the following conditions are met:

1)	the patent has not yet expired;

2)	the patent was not previously extended;

3)	the patent owner submits an application for PTE that includes all necessary supporting information within 60 days of FDA approval;

4)	the product was subject to regulatory review before its commercial marketing or use; and

5)	the drug application is for the first permitted commercial marketing of the product.

We have obtained four U.S. patents (U.S. Patent Nos. 7,678,824; 8,080,578; 8,093,286; 8,946,284). We believe that, if Gencaro is approved by the FDA, any one of the U.S. patents may be eligible for PTE, which could provide approximately 5 years of additional patent life based on our current clinical trial plans.

A Supplementary Protection Certificate, or SPC, is a form of patent term extension that is available for pharmaceutical products approved for marketing in the European Union, or EU. We obtained a patent in Europe on methods for using Gencaro that is similar to US Patent 7,678,824 (EP 1802775); this EU patent is in force in certain countries in Europe, including the United Kingdom, France, Germany, Italy and Spain. We believe that this patent may be eligible for an SPC, if Gencaro is approved for marketing in any European country in which the patent is in force, which could provide up to five years of additional patent life. We believe that our patents in other jurisdictions may also be eligible for similar term extensions.

Non-Patent Marketing Exclusivities. Separate and apart from patent protection, the Hatch-Waxman Act entitles approved drugs to various periods of non-patent statutory protection, known as marketing exclusivity. The Hatch-Waxman Act provides five years of “new chemical entity” marketing exclusivity to the first applicant to gain approval of an NDA for a product that contains an active moiety not found in any other approved product. This exclusivity means that another manufacturer cannot submit an ANDA or 505(b)(2) NDA until the marketing exclusivity period ends. This exclusivity protects the entire new chemical entity franchise, including all products containing the active ingredient for any use and in any strength or dosage form, but will not prevent the submission or approval of stand-alone NDAs where the applicants have conducted their own clinical studies to demonstrate safety and effectiveness. There is an exception, however, for a competitor that seeks to challenge a patent with a Paragraph IV certification. Four years into the five-year exclusivity period, a manufacturer who alleges that one or more of the patents listed with the NDA is invalid, unenforceable or not infringed may submit an ANDA or 505(b)(2) NDA for a generic or modified version of the product.

The Hatch-Waxman Act also provides three years of “new use” marketing exclusivity for the approval of NDAs, and supplements, where those applications contain the results of new clinical investigations (other than bioavailability studies) essential to the FDA’s approval of the applications. Such applications may be submitted for new indications, dosage forms, strengths, or new conditions of use of approved products. So long as the studies are essential to the FDA’s approval or were conducted by or for the applicant, this three-year exclusivity prohibits the final approval of ANDAs or 505(b)(2) NDAs for products with the specific changes associated with those studies. It does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for other products containing the same active ingredient, without those changes.

Similar non-patent market exclusivity is provided for in the EU and other international jurisdictions. We believe that, if approved in the EU, Gencaro may be eligible for ten years of market exclusivity in the EU, measured from the date of approval there.

FDA Premarket Review of Medical Devices

Unless an exemption applies, each medical device that a company wishes to market in the United States requires either approval of a premarket approval application, or PMA, or clearance of a premarket notification, commonly known as a “510(k)” from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risks are placed in either class I or II, which may require the manufacturer to submit to the FDA a 510(k) requesting permission to commercially distribute the device. Clearance of a 510(k) usually requires between three months and one year from the time of submission of the 510(k), although the process may take longer. The FDA’s 510(k) clearance procedure is less rigorous than the PMA approval procedure, but is available only to companies who can establish that their device is substantially equivalent to a legally-marketed “predicate” device that was (i) on the market prior to the enactment of the Medical Device Amendments of 1976, (ii) reclassified from Class III to Class II, or (iii) has been cleared through the 510(k) procedure. 510(k)s must typically be supported by performance data, including preclinical data, bench testing, and in some cases, clinical data. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risks, or for which there is no predicate, are placed in class III, and require a PMA.

PMA Pathway. Generally, a PMA must be supported by extensive data and valid scientific evidence, including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction a reasonable assurance of the safety and effectiveness of the device for its intended use. After a PMA is sufficiently complete, the FDA will accept the application and begin an in-depth review of the submitted information and will generally conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with FDA’s Quality System Regulations, or QSR. By statute, the FDA has 180 days to review the “accepted application”, although, generally, review of the application can take between one and three years, and it may take significantly longer. The PMA application process can be expensive, and there is a substantial “user fee” that must be paid to FDA in connection with the submission of a PMA application. If the FDA’s evaluation of the PMA application or the manufacturing facility is not favorable, the FDA may deny approval of the PMA application or issue a “not approvable” letter. The FDA may also require additional clinical trials, which can delay the PMA approval process by several years. In addition, if FDA discovers that an applicant has submitted false or misleading information, FDA may refuse to review submissions until certain requirements are met pursuant to its Application Integrity Policy, or AIP. If the FDA approves the PMA, it may place restrictions on the device. After the PMA is approved, if significant changes are made to a device, its manufacturing or labeling, a PMA supplement containing additional information must be filed for prior FDA approval. PMA supplements often must be approved by the FDA before the modification to the device, the labeling, or the manufacturing process may be implemented. Delays in receipt of or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, or the failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

Clinical Trials. Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) clearance. These trials generally require an Investigational Device Exemption, or IDE, application approved in advance by the FDA for a specified number of patients, unless the proposed study is deemed a non-significant risk study, which is eligible for an exemption from the IDE requirements. The IDE application must be supported by appropriate data, such as animal and laboratory testing results. Clinical trials may begin if the IDE application is approved by the FDA and the appropriate institutional review boards, or IRBs, at the clinical trial sites. Submission of an IDE application does not give assurance that the FDA will issue the IDE. If the IDE application is approved, there can be no assurance the FDA will determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to and approved by the FDA before a sponsor or investigator may make a change to the investigational plan in such a way that may affect its scientific soundness, study indication or the rights, safety or welfare of human subjects. The trial must also comply with the FDA’s regulations, including the requirement that informed consent be obtained from each subject. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA clearance to market the product in the United States.

In Vitro Diagnostic Companion Diagnostic Devices. FDA has described IVD companion diagnostic devices as in vitro diagnostic devices that provide information that is essential for the safe and effective use of a corresponding therapeutic product. The use of an

IVD companion diagnostic device with a particular therapeutic product is stipulated in the instructions for use in the labeling of both the diagnostic device and the corresponding therapeutic product, as well as in the labeling of any generic equivalents of the therapeutic product. An IVD companion diagnostic device could be used to (i) identify patients who are most likely to benefit from a particular therapeutic product; (ii) identify patients likely to be at increased risk for serious adverse reactions as a result of treatment with a particular therapeutic product; or (iii) monitor response to treatment for the purpose of adjusting treatment (e.g., schedule, dose, discontinuation) to achieve improved safety or effectiveness. Although FDA’s regulation of IVD companion diagnostic devices is evolving and implemented on a case-by-case basis, FDA’s stated policy for a novel therapeutic product is that an IVD companion diagnostic device should be developed and approved or cleared contemporaneously to support the therapeutic product’s safe and effective use. The clinical performance and clinical significance of the IVD companion diagnostic device is to be established using data from the clinical development program of the corresponding therapeutic product. FDA recognizes, however, that there may be cases where contemporaneous development may not be possible. With respect to the Gencaro Test, there is no assurance that we will be able to develop and obtain approval or clearance contemporaneously with Gencaro. Failure to develop the Gencaro Test or obtain clearance or approval could delay approval of Gencaro, if FDA regards the Gencaro Test as an IVD companion diagnostic test that is essential to the safe and effective use of Gencaro.

Continuing Regulation. After a device is placed on the market, numerous regulatory requirements apply to the manufacturer, or holder of a PMA approval. Unless subject to an exemption, medical devices distributed in the United States must be manufactured in compliance with the FDA’s Quality System Regulations, or QSRs, and current good manufacturing practices. These regulations govern the manufacturing process, including design, manufacture, testing, release, packaging, distribution, documentation and purchasing, as well as complaint handling, corrective and preventative actions and internal auditing. In complying with the QSRs, manufacturers must expend significant time, money and effort. Companies are also subject to other post-market and general requirements, including but not limited to product listing and establishment registration, post-market surveillance requirements, limitations on promotion, and requirements for recordkeeping and reporting of certain adverse events, malfunctions, corrections and removals. As discussed above, FDA regularly inspects companies to assess compliance with the QSRs and other post-market requirements. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, and potential civil and criminal penalties. As part of such arrangement, we will seek to have the diagnostic company take responsibility for compliance with the FDA’s device approval and on-going regulatory requirements.

International Marketing Approvals. International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country and are subject to change. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ.

Other Regulatory Requirements. We are also subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our work. The extent and character of governmental regulation that might result from future legislation or administrative action cannot be accurately predicted.

Medical Device Tax

In March 2010, the U.S. Congress adopted and President Obama signed into law comprehensive health care reform legislation. Among other initiatives, these laws impose significant new taxes on medical device makers in the form of a 2.3% excise tax on U.S. medical device sales, with certain exemptions, beginning on January 1, 2013. On January 22, 2018, legislation was enacted suspending the medical device tax in 2018 and 2019. In December 2019, a permanent repeal of the medical device tax was enacted. The Gencaro Test is likely to be subject to this tax if this tax is reinstated in the future.

Intellectual Property

The future success of our business will partly depend on our ability to maintain market exclusivity for Gencaro, if approved, in the United States and important international markets, and for other products or product candidates that we may acquire or develop. We will rely on statutory protection, patent protection, trade secrets, know-how, and in-licensing of technology rights to maintain protection for our products.

We believe that both patent protection and data exclusivity statutes will give Gencaro, if approved, market exclusivity in the United States and in major international markets. If approved by the FDA or international regulatory agencies, Gencaro will qualify as a New Chemical Entity, or NCE, as it has never received regulatory approval in any jurisdiction. As an NCE, Gencaro, if approved, will enjoy market exclusivity in the United States and most international markets under data exclusivity statutes. These laws provide for an exclusivity period beginning from regulatory approval, during which any generic competitor is barred from submitting an application that relies on the data that has been submitted in connection with the approval of the NCE. In the United States, the Hatch-Waxman Act

provides for an initial period of up to five years from approval of the NCE, during which a generic application attempting to rely on the data submitted for the NCE cannot be filed with the FDA. This period can be effectively extended to seven and one-half years from FDA approval because a provision of the Hatch-Waxman Act provides for an automatic 30-month extension of the exclusivity period if we promptly pursue litigation against a company attempting to enter the market with a generic for a drug that is covered by a composition of matter or method of use patent.

Many international markets have data exclusivity statutes that are analogous to Hatch-Waxman and sometimes more protective. The analogous statute in the European Medicines Evaluation Agency will, in general, provide Gencaro with a minimum of ten years of protection from marketing approval before such a generic application may be approved. Protection under Hatch-Waxman and other data exclusivity statutes is sometimes considered superior to patent protection, as the generic cannot be marketed during the period of exclusivity, thus eliminating the need to initiate patent infringement litigation with its accompanying risks and costs.

In addition to protection under data exclusivity statutes, we believe that Gencaro’s patent portfolio will also provide market exclusivity, if approved. We have been granted patents in the United States and Europe that claim the use of Gencaro in patients predicted to have a favorable response to the drug based on genetic polymorphisms in the genes encoding the beta-1 and/or alpha-2C receptors. We believe that this patent strategy may deter generic competition because of the threat of patent litigation or may exclude generic competition from the market until the patents expire if we are successful in litigation. Consequently, if our patent strategy is successful, we believe we may avoid generic competition with Gencaro in the United States or certain countries in Europe until at least the expiration of these patents, which would be no earlier than 2026 in the United States and into 2025 in Europe. In addition, we believe that if Gencaro is approved, any one of our U.S. patents may be entitled to an extension of its term and the European patent may be entitled to an extension through a supplemental protection certificate in one or more countries in Europe. The length of any such extension may vary by country. We cannot predict whether any such extensions will be granted, but if they are, they may provide market exclusivity for Gencaro into approximately 2031 in the United States and Europe. In addition, we were granted a patent on the S-isomer formulation of Gencaro, which we believe could be important in Gencaro’s future development and could extend market exclusivity of the S-isomer form in the United States to approximately 2034, assuming it is the first approved formulation.

For AB171, the European Patent Office issued patent on methods of treating cardiovascular disease and conditions with a thiol-substituted isosorbide mononitrate based on genetic targeting. The European patent, entitled “Methods and Compositions for Cardiovascular Diseases and Conditions,” provides protection for this novel approach to treating patients with cardiovascular disease and conditions. The European patent has been validated in ten countries: Denmark, France, Germany, Ireland, Italy, Netherlands, Spain, Sweden, Switzerland and the United Kingdom. We have related patent applications pending at the United States Patent Office and Canadian Intellectual Property Office.

We also have other patent rights in additional drug candidates having possible indications in cardiovascular disease, oncology, and other therapeutic areas; these are in both early and later stages of development. We may seek collaborators to assist us in the development of these candidates or we may seek to raise funds to advance the development of the compounds on our own.

Employees

As of December 31, 2019, we had 13 employees, of which 9 are full-time. None of our employees are represented by any collective bargaining unit. We believe that we maintain good relations with our employees.

Properties

Our headquarters facility consists of approximately 5,300 square feet of office space at 11080 CirclePoint Road, Suite 140, Westminster, Colorado, which is leased until March 2020. We believe that this facility is adequate to meet our current needs.

Legal Proceedings

From time to time, we may become involved in various claims and legal proceedings. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Corporate Information

On January 27, 2009, we completed a business combination, or the Merger, between Nuvelo, Inc., or Nuvelo, a corporation originally incorporated in 1992, and its subsidiary, ARCA biopharma, Inc. Immediately following the Merger, we changed our name from Nuvelo, Inc. to ARCA biopharma, Inc. Our principal offices are located at 11080 CirclePoint Road, Suite 140, Westminster, Colorado.

We file our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, electronically with the U.S. Securities and Exchange Commission, or the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

You may obtain a free copy of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports on our website at http://www.arcabio.com on the earliest practicable date following the filing with the SEC or by contacting the Investor Relations Department at our corporate office by calling (720) 940-2200. Information found on our website is not incorporated by reference into this prospectus.

MANAGEMENT

Our directors, executive officers and key employees as of February 13, 2020 are as follows:

Name	Age	Position
Dr. Michael R. Bristow	75	President and Chief Executive Officer and Class II Director (4)
Thomas A. Keuer	61	Chief Operating Officer
Christopher D. Ozeroff	60	Secretary, Senior Vice President and General Counsel
Brian L. Selby	58	Vice President, Finance and Chief Accounting Officer
Dr. Linda Grais (1) (2)*	63	Class I Director (4)
Dr. Raymond L. Woosley (2) (3)*	77	Class III Director (4)
Mr. Robert E. Conway (1)* (2)	66	Class II Director (4)
Mr. Dan J. Mitchell (1) (3)	62	Class III Director (4)
Dr. Anders Hove (3)	54	Class I Director (4)

*	Committee Chairperson
(1)	Member of the Audit Committee of the Board of Directors
(2)	Member of the Compensation Committee of the Board of Directors
(3)	Member of the Nominating and Corporate Governance Committee of the Board of Directors
(4)	See “Election of Board of Directors” below for discussion of Class I – III Director service terms.

Michael R. Bristow, M.D., Ph.D. Dr. Bristow was one of the founders of ARCA in September 2004, and has served as a Director since that time. Dr. Bristow has also served as the Company’s President and Chief Executive Officer since July 2009. Previously, Dr. Bristow served as the President and Chief Executive Officer of the Company from September 2004 to November 2006, and as the Company’s Chief Science and Medical Officer from November 2006 to July 2009. Dr. Bristow is a Professor of Medicine and the former Head of Cardiology at the University of Colorado Health Sciences Center, where he has been since October 1991. Dr. Bristow was one of the founders of Myogen, Inc. and served as Myogen’s Chief Science and Medical Officer from October 1996 to February 2006 and as a Scientific Advisor to Myogen from February 2006 until the acquisition of Myogen by Gilead Sciences, Inc. in November 2006. We believe Dr. Bristow is an appropriate member of the Company’s Board of Directors given his extensive experience and expertise as a cardiologist, medical researcher and drug developer in the field of cardiovascular medicine, and heart failure specifically, and his experience as a founder and manager of a cardiovascular-focused, public pharmaceutical company. Dr. Bristow also has extensive experience with, and knowledge of, ARCA’s business, as the founder and former Chief Science and Medical Officer of the Company, and the current President and Chief Executive Officer of ARCA, and as a member of the Board of Directors of ARCA since the founding of the Company. Dr. Bristow holds a M.D. and Ph.D. from the University of Illinois.

Thomas A. Keuer. Mr. Keuer has served as the Company’s Chief Operating Officer since December 2014. Mr. Keuer served as the Company’s Executive Vice President, Pharmaceutical Operations from 2006 to 2014. Prior to joining the Company, Mr. Keuer served as the SVP of Operations for Insmed, Inc. from 2004 to 2006. Prior to Insmed, Mr. Keuer served as the VP of Engineering for Baxter Healthcare from 1998 to 2004. Prior to Baxter, Mr. Keuer served as the VP of Operations for Somatogen, Inc. Mr. Keuer received his M.S. in Biochemical Engineering from Rice University and received his B.S. in Chemical Engineering from the University of Texas, Austin.

Christopher D. Ozeroff. Mr. Ozeroff is a co-founder of ARCA. Mr. Ozeroff has served as the Company’s Senior Vice President, General Counsel and Secretary since 2009, has served as the Company’s General Counsel and Secretary since the Company’s founding, and has also served as Executive Vice President, Business Development from 2004 to 2009. Prior to joining the Company, Mr. Ozeroff was a partner with the law firm of Hogan & Hartson L.L.P., where he practiced in such areas as finance, acquisitions, public offerings, and licensing. Mr. Ozeroff completed his undergraduate degree at Stanford University and his law degree at the University of Chicago Law School.

Brian L. Selby. Mr. Selby has served as the Company’s Vice President, Finance and Chief Accounting Officer since December 2014. Previously, Mr. Selby served as the Company’s Controller from 2007 to 2014. Prior to joining the Company, Mr. Selby served as the Controller for Myogen, Inc., a publicly traded pharmaceutical company subsequently acquired by Gilead Sciences, Inc., from 2004 to 2007. Prior to Myogen, Mr. Selby served as the Controller for several private and publicly traded companies and earlier in his career was an audit professional with Deloitte. Mr. Selby received his M.S. in Accounting from the University of Colorado and received his B.S., in Business Administration and Finance from Colorado State University, and is a certified public accountant.

Linda Grais, M.D. Dr. Grais has served as a member of the Board of Directors since May 2007. Dr. Grais has been a director of Ocera Therapeutics, Inc., a public biopharmaceutical company, since January 2008 and became President and Chief Executive Officer of Ocera in June 2012, and served in that role until Ocera’s acquisition by Mallinckrodt Pharmaceuticals in December 2017. Dr. Grais served as a Managing Member at InterWest Partners, a venture capital firm from May 2005 until February 2011. From July 1998 to July 2003, Dr. Grais was a founder and executive vice president of SGX Pharmaceuticals Inc., a drug discovery company. Prior to that, she was a corporate attorney at Wilson Sonsini Goodrich & Rosati, where she practiced in such areas as venture financings, public offerings and strategic partnerships. Before practicing law, Dr. Grais worked as an assistant clinical professor of Internal Medicine and Critical Care at the University of California, San Francisco. Dr. Grais received a B.A. from Yale University, magna cum laude, and Phi Beta Kappa, an M.D. from Yale Medical School and a J.D. from Stanford Law School. Since September 2015, Dr. Grais has served on the board of PRA Health Sciences, a public contract research organization. Dr. Grais also joined the boards of Corvus Pharmaceuticals and Zosano Pharma Corp., both publicly traded pharmaceutical companies, in January 2019. We believe Dr. Grais is an appropriate member of the Board of Directors because of her diverse training and experience as both a medical doctor and a lawyer, her experience as a founder and senior executive of a pharmaceutical company, and her experience as an investor in new life sciences companies. She also has extensive experience with and knowledge of the Company’s business from her service on the Board of Directors of the Company since 2007.

Raymond L. Woosley, M.D., Ph.D. Dr. Woosley was appointed to the Board of Directors in July 2013. Since 2012, Dr. Woosley has been the Director of the Arizona Center for Education and Research on Therapeutics, an independent, nonprofit research and education organization. Dr. Woosley is currently the President Emeritus of the Critical Path Institute, a non-profit, public-private partnership with the Federal Food and Drug Administration, of which he was a founder in November 2004, and where he served as President, Chief Executive Officer and Chairman of the board of directors from 2005 to 2011. Since 2001, Dr. Woosley has also been a Professor of Medicine and Pharmacology at The University of Arizona Health Sciences Center, and, since 2012, Professor Emeritus, where he was also Vice President for Health Sciences from 2001 to 2005, and Dean of the College of Medicine from 2001 to 2002. Since 2015, he has been Professor of Medicine in the University of Arizona, College of Medicine-Phoenix. From 1988 to 2001, Dr. Woosley was a professor of medicine at the Georgetown University School of Medicine, where he was also Director of the Institute of Cardiovascular Sciences from 1994 to 2000, and Division Chief, Clinical Pharmacology, in the Department of Medicine from 1988 to 1994. Dr. Woosley earned his Ph.D. in Pharmacology from the University of Louisville and his M.D. from the University of Miami. We believe Dr. Woosley is an appropriate member of the Board of Directors, given his expertise and experience in cardiovascular clinical pharmacology, anti-arrhythmic therapeutics, pharmacogenetic drug development and therapeutic regulatory approval.

Robert E. Conway Mr. Conway was appointed to the Board of Directors in September 2013, and has served as the Chairman of our Board of Directors since 2014. Mr. Conway served as the Chief Executive Officer and member of the board of directors of Array Biopharma, a publicly traded pharmaceutical company, from 1999 to 2012. Prior to joining Array, Mr. Conway was the Chief Operating Officer and Executive Vice President of Hill Top Research, Inc., from 1996 to 1999. From 1979 until 1996, Mr. Conway held various executive positions for Corning Inc. including Corporate Vice President and General Manager of Corning Hazleton, Inc., a contract research organization. From 2004 to 2013, he served on the board of directors of PRA International, Inc., which was a public company for a portion of his tenure there, from 2012 to the present, he has served on the board of directors of eResearch Technology, Inc., a private company, and from 2015 to July 2017, he has served on the board of directors of Nivalis Therapeutics, Inc. a public, clinical stage pharmaceutical company. In July 2017, Nivalis Therapeutics, Inc. combined with Alpine Immune Sciences, Inc., a public, clinical stage pharmaceutical company, and Mr. Conway continues to serve on the board of directors following such combination. In addition, Mr. Conway is a member of the Strategic Advisory Committee of Genstar Capital, LLC and is a member of the board of directors of Signant Health and Adverra, Inc. Mr. Conway received a B.S. in accounting from Marquette University in 1976. We believe Mr. Conway is an appropriate member of the Board of Directors given his experience and expertise in the pharmaceutical industry, in pharmaceutical development and clinical trials, and in corporate finance, governance, accounting and public company compliance.

Dan J. Mitchell Mr. Mitchell was appointed to the Board of Directors in February 2014. He founded, and is a manager of Sequel Venture Partners, L.L.C., a venture capital firm formed in January 1997. Prior to founding Sequel Venture Partners, Mr. Mitchell was a founder of Capital Health Venture Partners, a health care focused venture capital firm, where he was a General Partner from October 1986 until 2006, and he was in the Venture Capital Division of the Trust Department of the First National Bank of Chicago from 1983 to 1985. He currently serves on the board of directors of several private companies. Mr. Mitchell holds a B.S. from the University of Illinois and an M.B.A. from the University of California at Berkeley. We believe Mr. Mitchell is an appropriate member of the Board of Directors given his expertise and experience in the pharmaceutical industry, pharmaceutical development, and in corporate finance and governance.

Anders Hove, M.D. Dr. Hove has served as a member of the Board of Directors since February 2017. Dr. Hove is the manager of Acorn Bioventures, a partnership focusing on long-term investments in biotech, specialty pharma and medical device companies. Dr. Hove was most recently a managing partner at Amzak Health from 2017 to 2019 and before that, a general partner of Venrock Associates, a venture capital firm, which he joined in 2004 and remained at through 2016. In 2008, Dr. Hove was a founder of Venrock Healthcare Capital Partners, Venrock’s public funds focused on small capitalization biotech companies and late-stage private companies. From 1996 to 2004, Dr. Hove was a fund manager at BB Biotech Fund, an investment firm, and from 2002 to 2003 he also served as Chief Executive Officer of Bellevue Asset Management, LLC, an investment company. Dr. Hove previously held senior level positions in the medical, clinical and business operations of the pharmaceuticals division of Ciba-Geigy and Novartis. Mr. Hove was a member of the boards of directors of Anacor Pharmaceuticals, a publicly traded pharmaceutical company, from 2005 until its acquisition by Pfizer in June 2016, and Edge Therapeutics, a publicly traded biotechnology company, from 2015 to 2016. In addition, Dr. Hove is a member of the board of directors of MC2 Therapeutics. He received a M.Sc. in Biotechnology Engineering from the Technical University of Denmark, an M.D. from the University of Copenhagen and an M.B.A. from the Institut Européen d’Administration des Affaires. We believe Dr. Hove is an appropriate member of the Company’s Board of Directors, given his extensive training and experience as a medical doctor and masters of business administration, an executive in the pharmaceutical industry, and as an investor in biotechnology companies.

Our executive officers are appointed by and serve at the discretion of our Board of Directors. There are no family relationships between our directors and executive officers.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

INDEPENDENCE OF THE BOARD OF DIRECTORS

As required under the Nasdaq Stock Market (“Nasdaq”) listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. Our Board of Directors consults with the Company’s counsel to ensure that the Board of Directors’ determinations are consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of Nasdaq, as in effect from time to time.

Consistent with these considerations, after review of all relevant identified transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent registered public accounting firm, the Board of Directors has affirmatively determined that the following five directors are independent directors within the meaning of the applicable Nasdaq listing standards: Mr. Conway, Dr. Grais, Mr. Mitchell, Dr. Hove and Dr. Woosley. In making this determination, the Board of Directors found that none of the directors had a material or other disqualifying relationship with the Company. Dr. Bristow, the Company’s President and Chief Executive Officer is not an independent director by virtue of his employment relationship with the Company.

BOARD LEADERSHIP STRUCTURE

The Company has structured its Board of Directors in a way that the Company believes effectively serves its objectives of corporate governance and management oversight. The Company separates the roles of Chief Executive Officer and Chairman of the Board of Directors in recognition of the differences between the two roles. The Company believes that the Chief Executive Officer should be responsible for the day to day leadership and performance of the Company, while the Chairman of the Board of Directors should work with the Chief Executive Officer and the rest of the Board of Directors to set the strategic direction for the Company and provide guidance to, and oversight of the Chief Executive Officer. The Chairman also sets the agenda for meetings of the Board of Directors and presides over them.

Mr. Conway, who is an independent director, was elected Chairman of the Board of Directors in 2014. In this capacity, Mr. Conway, among other things, calls and presides over Board meetings, including meetings of the independent directors, and sets meeting agendas. In this role, Mr. Conway can effectively coordinate between the Board of Directors and management regarding risk management issues and the implementation of appropriate responses, and can help ensure the effective independent functioning of the Board of Directors in its oversight responsibilities. Accordingly, the Chairman has substantial ability to shape the work of the Board of Directors.

ROLE OF THE BOARD OF DIRECTORS IN RISK OVERSIGHT AND RISK MANAGEMENT

One of the Board of Directors’ key functions is informed oversight of the Company’s risk management process. The Board of Directors does not have a standing risk management committee, but rather administers this oversight function directly through the Board of Directors as a whole, as well as through various standing committees of the Board of Directors that address risks inherent in their respective areas of oversight. In particular, while the Board of Directors is responsible for monitoring and assessing strategic risk exposure, the Audit Committee has the responsibility to consider and discuss the major financial risk exposures and the steps management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of ARCA’s accounting and financial reporting processes. The Nominating and Corporate Governance Committee monitors the effectiveness of the corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. The Compensation Committee of the Board of Directors (the “Compensation Committee”) assesses and monitors whether any compensation policies and programs have the potential to encourage excessive risk-taking. The entire Board of Directors and its committees address risk management issues from time-to-time and at least annually meet with the employees responsible for risk management in the committees’ respective areas of oversight. Both the Board of Directors as a whole and the various standing committees receive periodic reports from the employees responsible for risk management, as well as incidental reports as matters may arise. It is the responsibility of the committee chairs to report findings regarding material risk exposures to the Board of Directors as quickly as possible.

ELECTION OF BOARD OF DIRECTORS

Directors are elected by a plurality of the votes of the holders of shares present in person or represented by proxy and entitled to vote on the election of directors at our annual stockholders’ meetings. The Company’s Amended and Restated Certificate of Incorporation, as amended, provides that the Board of Directors is divided into three classes to provide for staggered terms and that each director will serve for a term of three years or less, depending on the class to which the Board of Directors has assigned a director not previously elected by the stockholders. There are currently two Class II directors whose terms expire at the annual stockholders’ meeting in 2020, two Class III directors whose terms expire at the annual meeting in 2021 and two Class I directors whose terms expire at the annual stockholders’ meeting in 2022. The two Class II directors, Dr. Michael Bristow and Mr. Robert Conway, are currently scheduled for re-election to the Board of Directors at the 2020 annual stockholders’ meeting, for a three-year term ending on the date of the annual meeting in 2023 or until their successors are duly elected and qualified or appointed.

CODE OF ETHICS

The Company has adopted the ARCA biopharma, Inc. Code of Business Conduct and Ethics that applies to all officers, directors and employees. The Code of Business Conduct and Ethics is available on the Company’s website at www.arcabio.com. If the Company makes any substantive amendments to the Code of Business Conduct and Ethics or grants any waiver from a provision of the Code of Business Conduct and Ethics to any executive officer or director, the Company will promptly disclose the nature of the amendment or waiver on its website and file any current report on Form 8-K required by applicable law or Nasdaq listing standards.

INFORMATION REGARDING COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has three standing committees: The Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. The following table provides membership and meeting information for the fiscal year ended December 31, 2019, for each of the committees of the Board of Directors:

Name	Audit		Compensation		Nominating and Corporate Governance
Dr. Michael R. Bristow
Dr. Linda Grais	X		X	*
Dr. Raymond L. Woosley			X		X	*
Mr. Robert E. Conway	X	*	X
Mr. Dan J. Mitchell	X				X
Dr. Anders Hove					X
Total meetings in fiscal 2019	4		0		0

*	Committee Chairperson.

Below is a description of each committee of the Board of Directors. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board of Directors has determined that each member of each committee meets the applicable Nasdaq rules and regulations regarding “independence” and that each member is free of any relationship that would impair his or her individual exercise of independent judgment regarding the Company.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors, or the Audit Committee, was established by the Board of Directors in accordance with
Section 3(a)(58)(A) of the Exchange Act, to oversee the Company’s corporate accounting and financial reporting processes and audits of its financial statements. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on the Company’s audit engagement team as required by law; reviews and approves or rejects transactions between the company and any related persons; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and meets to review the Company’s annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including a review of the Company’s disclosures under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”

discussion in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. As of December 31, 2019, the Audit Committee was composed of three directors: Mr. Conway (chair), Mr. Mitchell and Dr. Grais. The Audit Committee met four times during the fiscal year. The Board of Directors has adopted a written charter of the Audit Committee that is available to stockholders on the Company’s website at www.arcabio.com.

The Board of Directors reviews the Nasdaq listing standards definition of independence for audit committee members on an annual basis and has determined that all members of the Audit Committee are independent (as independence is currently defined in Rule 5605(c)(2)(A)(i) and (ii) of the Nasdaq listing standards). The Board of Directors has also determined that Mr. Conway qualifies as an “audit committee financial expert,” as defined in applicable SEC rules. The Board of Directors made a qualitative assessment of Mr. Conway’s level of knowledge and experience based on several factors, including his prior experience, business acumen and independence.

COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors, or the Compensation Committee, is currently composed of three directors: Mr. Conway, Dr. Grais (chair) and Dr. Woosley. All members of the Compensation Committee are independent, as independence is currently defined in
Rule 5605(a)(2) of the Nasdaq listing standards. The Compensation Committee did not meet during the fiscal year. In 2019, in an effort to conserve cash, there were no recommended changes to compensation, including base salary or annual option grants. The Compensation Committee has adopted a written charter that is available to stockholders on the Company’s website at www.arcabio.com.

The Compensation Committee of the Board of Directors acts on behalf of the Board of Directors to review, adopt and oversee the Company’s compensation strategy, policies, plans and programs, including:

•

overseeing succession planning for senior management of the Company, including a review of the performance and advancement potential of current and future senior management and succession plans for each and recommending, as appropriate, the retention of potential succession candidates;

•	assessing the overall compensation structure of the Company and evaluating and recommending changes to the Company’s compensation philosophies and strategies;

•	reviewing and approving performance-based compensation plans or programs, including establishing goals and targets, applicable to the Chief Executive Officer and other members of the management team;

•

administering, reviewing, and approving all executive compensation programs or plans, and all of the Company’s incentive compensation and stock plans and awards thereunder of the Company, including amendments to the programs, plans or awards made thereunder; and

•	preparing and approving the Report of the Compensation Committee to be included as part of the Company’s annual meeting proxy statement, to the extent required.

Compensation Committee Processes and Procedures

Typically, the Compensation Committee meets on a regular basis as it deems appropriate. The agenda for each meeting is usually developed by the Chair of the Compensation Committee. The Compensation Committee meets regularly in executive session. However, from time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, to provide financial or other background information or advice or to otherwise participate in Compensation Committee meetings. The Chief Executive Officer may not participate in, or be present during, any deliberations or determinations of the Compensation Committee regarding his compensation or individual performance objectives. The Compensation Committee has the sole authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant’s reasonable fees and other retention terms. In general, the Compensation Committee has set executive compensation to be in line with peer companies identified by the Compensation Committee and to incentivize the Company’s executive officers in achieving the Company’s short- and long-term corporate goals.

In setting 2018 base salary and cash bonus award amounts for the Named Executive Officers (as defined below), the Compensation Committee considered peer group data and factors specific to the Company, and targeted cash compensation to be consistent with these metrics. In 2017, the Compensation Committee recommended, and the Board of Directors approved, a base salary of $304,219 for Dr. Bristow, the Company’s President and Chief Executive Officer, a base salary of $303,000 for Mr. Keuer, the Company’s Chief Operating Officer, and a base salary of $297,343 for Mr. Ozeroff, the Company’s Senior Vice President and General Counsel. There were no changes made by the Compensation Committee to the Named Executive Officers’ salaries for 2018 or 2019. Additionally, the Compensation Committee recommended that no bonuses be paid to the Named Executive Officers for performance in the fiscal year ended December 31, 2018 and has not approved a cash bonus plan for performance in the fiscal year ended December 31, 2019.

In May 2019, the Named Executive Officers agreed to a voluntary 10% salary reduction for the remainder of 2019. As a result of this reduction, the revised annual base salary paid to the Named Executive Officer’s was as follows:

•	Michael R. Bristow, President and Chief Executive Officer, $273,797;

•	Thomas A. Keuer, Chief Operating Officer, $272,700; and

•	Christopher D. Ozeroff, Secretary, Senior Vice President and General Counsel, $267,609.

The forgone portion of any Named Executive Officer’s salary shall not be paid without the prior approval of the Board of Directors, provided, that such forgone amounts shall be included in each Named Executive Officer’s base salary for purposes of calculating any severance amounts which may be owed in the future under the terms of such Named Executive Officer’s employment agreement with the Company.

Historically, the Compensation Committee has made most of the significant adjustments to annual compensation, determined bonus and equity awards and established new performance objectives at one or more meetings held during the first quarter of the year. However, the Compensation Committee also considers matters related to individual compensation, such as compensation for new executive hires, as well as high-level strategic issues, such as the efficacy of the Company’s compensation strategy, potential modifications to that strategy and new trends, plans or approaches to compensation, at various meetings throughout the year. Generally, the Compensation Committee’s process comprises two related elements: the determination of compensation levels and the establishment of performance objectives for the current year.

The Compensation Committee reviews and approves the compensation of the Chief Executive Officer and the other executive officers of the Company, including annual base salaries, annual and long-term incentive or bonus awards, employment agreements, and severance and change in control agreements/provisions, in each case as, when and if appropriate, and any special or supplemental benefits. For executives other than the Chief Executive Officer, the Compensation Committee solicits and considers evaluations and recommendations submitted to the Compensation Committee by the Chief Executive Officer. The Compensation Committee evaluates the performance of the Chief Executive Officer in light of Company and individual goals and objectives, and makes appropriate recommendations for improving performance. In performing the evaluation, the Chair of the Compensation Committee may solicit comments from the other non-employee members of the Board of Directors and lead the Board of Directors in an overall review of the Chief Executive Officer’s performance in an executive session of non-employee members of the Board of Directors. If the compensation for the Chief Executive Officer or any other executive officer is governed by an employment agreement, the Compensation Committee approves such employment agreement and any amendments thereto.

For all executives as part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, tally sheets that set forth the total compensation that may become payable to executives in various hypothetical scenarios, executive and director stock ownership information, company stock performance data, analyses of historical executive compensation levels and current Company-wide compensation levels.

The Compensation Committee also considers the results of any “say-on-pay” vote of the Company’s stockholders with regard to the compensation of the Company’s executive officers when making compensation decisions. At the 2019 annual meeting of stockholders, the Company’s stockholders approved, on an advisory basis, the compensation of the Company’s named executive officers as described in the proxy statement for such annual meeting, with over 87% of stockholder votes cast in favor of our “say-on-pay” resolution. The Compensation Committee believes that this advisory vote supports that the Company’s current compensation practices are aligned with the best interests of stockholders and anticipates taking into account the results of the advisory vote, and any future advisory votes, when making compensation decisions in the future.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee of the Board of Directors, or the Nominating and Corporate Governance Committee, is responsible for identifying, reviewing and evaluating candidates to serve as directors of the Company (consistent with criteria approved by the Board of Directors), reviewing and evaluating incumbent directors, recommending to the Board of Directors candidates for election to the Board of Directors, making recommendations to the Board of Directors regarding compensation for service on the Board of Directors and the committees thereof, making recommendations to the Board of Directors regarding the membership of the committees of the Board of Directors, assessing the performance of the Board of Directors and developing a set of corporate governance principles for the Company. The Nominating and Corporate Governance Committee is composed of three directors: Dr. Hove, Mr. Mitchell and Dr. Woosley (chair). All members of the Nominating and Corporate Governance Committee in 2019 were independent (as independence is currently defined in Rule 5605(a)(2) of the Nasdaq listing standards). The Nominating and Corporate Governance Committee acted by Unanimous Written Consent to nominate directors for the 2019 Annual Meeting, but did not meet during the 2019 fiscal year. The Nominating and Corporate Governance Committee has adopted a written charter that is available to stockholders on the Company’s website at www.arcabio.com.

The Nominating and Corporate Governance Committee periodically reviews the compensation of non-employee Directors for service on the Board of Directors and committees thereof. In 2015, the Nominating and Corporate Governance Committee began a review of its Director compensation levels considering general market conditions in the life science industry, and in comparison to other clinical stage biopharmaceutical companies, and in early 2016, the Committee recommended, and the Board of Directors approved, revised compensation for non-employee Directors, discussed in “Director Compensation” below. Since adoption of this policy, the Nominating and Corporate Governance Committee has reviewed Director compensation on an annual basis and has not made any changes.

The Board of Directors has adopted a process for identifying and evaluating director nominees, including stockholder nominees. Before recommending an individual to the Board of Directors for membership on the Board of Directors, the Nominating and Corporate Governance Committee canvasses its members and the Company’s management team for potential candidates for the Board of Directors. The Nominating and Corporate Governance Committee also uses its network of contacts to identify potential candidates and, if it deems appropriate, may also engage a professional search firm. The Nominating and Corporate Governance Committee will consider stockholders’ recommendations for nominees to serve as director if notice is timely received by the Secretary of the Company. Candidates nominated by stockholders will be evaluated in the same manner as other candidates. The Nominating and Corporate Governance Committee keeps the Board of Directors apprised of its discussions with potential nominees, and the names of potential nominees received from its current directors, management, and stockholders, if the stockholder notice of nomination is timely made.

Although the Board of Directors has not adopted a fixed set of minimum qualifications for candidates for membership on the Board of Directors, the Nominating and Corporate Governance Committee generally considers several factors in its evaluation of a potential member, such as the candidate’s education, professional background and field of expertise including industry or academic experience in the pharmaceutical and biotechnology fields, experience in corporate governance and management, the reasonable availability of the potential member to devote time to the affairs of the Company, as well as any other criteria deemed relevant by the Board of Directors or the Nominating and Corporate Governance Committee. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board of Directors, the operating requirements of the Company and the long-term interests of stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee typically considers diversity, age, skills and such other factors as it deems appropriate given the current needs of the Board of Directors and the Company, to maintain a balance of knowledge, experience and capability. The Nominating and Corporate Governance Committee believes it is essential that Board of Directors members come from a variety of backgrounds and experiences.

In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews these directors’ overall contributions to the Company and the Board of Directors during their terms, including level of attendance, level of participation, quality of performance and contribution to the Board of Directors’ responsibilities and actions, and any relationships and transactions that might impair the directors’ independence. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee is independent for Nasdaq and SEC purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board of Directors. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates’ qualifications and then determines whether to recommend a nominee to the Board of Directors by majority vote.

Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors may do so by delivering a written recommendation to the Nominating and Corporate Governance Committee addressed to the Corporate Secretary, between 60 and 90 days before the one year anniversary date of ARCA’s last annual meeting of stockholders. Recommendations must include the full name of the proposed nominee, a description of the proposed nominee’s business experience for at least the previous five years, complete biographical information, a description of the proposed nominee’s qualifications as a director, and a representation that the recommending stockholder is a beneficial or record owner of ARCA’s stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. To date, the Nominating and Corporate Governance Committee has not rejected a timely director nominee from a stockholder.

In 2019, the Nominating and Corporate Governance Committee did not pay any fees to assist in the process of identifying or evaluating director candidates.

Executive Compensation

The following table shows for the fiscal years ended December 31, 2019 and December 31, 2018, compensation awarded to, paid to, or earned by the Company’s principal executive officer and its two most highly compensated executive officers as of December 31, 2019, collectively, the Named Executive Officers”):

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Awards ($)	All Other Compensation ($)(2)	Total ($)
Michael R. Bristow President and Chief Executive Officer	2019	284,328	—	—	11,823	296,151
	2018	304,219	—	—	16,271	320,490
Thomas A. Keuer Chief Operating Officer	2019	283,189	—	—	20,833	304,022
	2018	303,000	—	—	23,786	326,786
Christopher D. Ozeroff Secretary, Senior Vice President and General Counsel	2019	277,901	—	—	12,256	290,157
	2018	297,343	—	—	12,914	310,257

(1)

The amounts reported under “Salary” in the above table represent the actual amounts paid during the calendar year, and thus the 2019 salary amounts reflect the voluntary 10% salary reduction commencing in May 2019, as described below. Because the Company’s actual pay dates do not always coincide with the first and last days of the year, these amounts may differ from the base salary amounts authorized by the Company’s Board of Directors.

(2)	Represents 401(k) Company match, Health Savings Account contributions by the Company, group term life premiums, cell phone reimbursements and airline club dues.

Narrative Disclosure to Summary Compensation Table

Employment Agreements or Arrangements

Michael R. Bristow, M.D., Ph.D. Dr. Bristow serves as the Company’s President and Chief Executive Officer under an Employment and Retention Agreement dated as of June 4, 2008, as amended. Pursuant to such employment agreement, Dr. Bristow is permitted to continue his academic work for the University of Colorado Health Sciences Center and for the Cardiovascular Institute, so long as it does not interfere with his duties as President and Chief Executive Officer of ARCA.

Under his employment agreement, Dr. Bristow is entitled to receive an annual base salary of $200,000, subject to annual increases if approved by the Company’s Board of Directors or Compensation Committee and is eligible to receive an annual bonus as determined by the Board of Directors or Compensation Committee in its sole discretion.

In 2018 and 2019, there were no changes to the previously approved base salary of $304,219 for Dr. Bristow. In May 2019, Dr. Bristow agreed to a voluntary 10% salary reduction for the remainder of 2019. As a result of this reduction, the base salary paid to Dr. Bristow for the remainder of 2019 was $273,797. The forgone portion of any of Dr. Bristow’s salary shall not be paid without the prior approval of the Board of Directors, provided, that such forgone amount shall be included in Dr. Bristow’s base salary for purposes of calculating any severance amounts which may be owed in the future under the terms of his employment agreement with the Company. The Company did not put in place a bonus plan for its Named Executive Officers for services in 2018 or 2019.

If the Company terminates Dr. Bristow’s employment without “cause,” or if Dr. Bristow terminates his employment with “good reason” (as these terms are defined in his employment agreement), the Company has agreed to pay Dr. Bristow a severance payment equivalent to (i) (a) 12 months of his base salary, if such termination occurs on the same day as or within 13 months after a change of control of the Company, or (b) six months of his base salary if such termination does not occur on the same day as or within 13 months after a change of control of the Company, (ii) a pro rata portion of any bonus compensation under any employee bonus plan that has been approved by the Board of Directors payable to him for the fiscal year in which his employment terminated to be paid at the same time that such incentive bonus would have been paid had the termination not occurred, and (iii) reimbursement to cover out-of-pocket costs to continue group health insurance benefits under COBRA for 6 months, whether he elects or is eligible to receive COBRA (provided, that even if he does not elect or is not eligible to receive COBRA, he will receive the equivalent of such out-of-pocket expenses paid by him not to exceed the costs that the benefits would equal under COBRA if he were so eligible). In addition, ARCA may elect in its sole discretion, to pay additional severance equal to up to 6 months of base salary, which additional payment would extend the covenants and obligations under Dr. Bristow’s Employee Intellectual Property, Confidentiality and Non-Compete Agreement for such additional period. The severance payment is conditioned on the execution by Dr. Bristow of a legal release in a form acceptable to the Company. A termination for “cause” includes Dr. Bristow’s willful misconduct, gross negligence, theft, fraud, or other illegal or dishonest conduct, any of which are considered to be materially harmful to the Company; refusal, unwillingness, failure, or inability to perform his material job duties or habitual absenteeism; or violation of fiduciary duty, violation of any duty of loyalty, or material breach of any material term of his employment agreement or his Employee Intellectual Property, Confidentiality and Non-Compete Agreement, or any other agreement, with the Company. “Good reason” includes a relocation by us of Dr. Bristow’s normal work location greater than 30 miles; a decrease in current base salary by more than 15%, with certain exceptions; and the Company’s unilateral decision to significantly and detrimentally reduce Dr. Bristow’s job responsibilities.

Thomas A. Keuer. Mr. Keuer serves as the Company’s Chief Operating Officer under an Amended and Restated Employment Agreement that was effective as of January 1, 2015.

Under his employment agreement, Mr. Keuer is entitled to receive an annual base salary of $280,000, subject to annual increases if approved by the Company’s Board of Directors or Compensation Committee and is eligible to receive an annual bonus as determined by the Board of Directors or Compensation Committee in its sole discretion.

In 2018 and 2019, there were no changes to the previously approved base salary of $303,000 for Mr. Keuer. In May 2019, Mr. Keuer agreed to a voluntary 10% salary reduction for the remainder of 2019. As a result of this reduction, the base salary paid to Mr. Keuer for the remainder of 2019 was $272,700. The forgone portion of any of Mr. Keuer’s salary shall not be paid without the prior approval of the Board of Directors, provided, that such forgone amount shall be included in Mr. Keuer base salary for purposes of calculating any severance amounts which may be owed in the future under the terms of his employment agreement with the Company. The Company did not put in place a bonus plan for its Named Executive Officers for services in 2018 or 2019.

If the Company terminates Mr. Keuer’s employment without “cause,” or if Mr. Keuer terminates his employment with “good reason” (as these terms are defined in his employment agreement), the Company has agreed to pay Mr. Keuer a severance payment equivalent to (i) (a) 12 months of his base salary, if such termination occurs on the same day as or within 13 months after a change of control of the Company, or (b) six months of his base salary if such termination does not occur on the same day as or within 13 months after a change of control of the Company, (ii) a pro rata portion of any bonus compensation under any employee bonus plan that has been approved by the Board of Directors payable to him for the fiscal year in which his employment terminated to be paid at the same time that such incentive bonus would have been paid had the termination not occurred, and (iii) reimbursement to cover out-of-pocket costs to continue group health insurance benefits under COBRA for (x) 12 months, if such termination occurs on the same day as or within 13 months after a change of control of the Company, or (y) six months if such termination does not occur on the same day as or within 13 months after a change of control of the Company, whether he elects or is eligible to receive COBRA (provided, in either event, that even if he does not elect or is not eligible to receive COBRA, he will receive the equivalent of such out-of-pocket expenses paid by him not to exceed the costs that the benefits would equal under COBRA if he were so eligible). In addition, ARCA may elect in its sole discretion, to pay additional severance equal to up to 12 months of base salary, which additional payment would extend the covenants and obligations under Mr. Keuer’s Employee Intellectual Property, Confidentiality and Non-Compete Agreement for such additional period. The severance payment is conditioned on the execution by Mr. Keuer of a legal release in a form acceptable to the Company. A termination for “cause” includes Mr. Keuer’s willful misconduct, gross negligence, theft, fraud, or other illegal or dishonest conduct, any of which are considered to be materially harmful to the Company; refusal, unwillingness, failure, or inability to perform his material job duties or habitual absenteeism; or violation of fiduciary duty, violation of any duty of loyalty, or material breach of any material term of his employment agreement or his Employee Intellectual Property, Confidentiality and Non-Compete Agreement, or any other agreement, with the Company. “Good reason” includes a relocation by us of Mr. Keuer’s normal work location greater than 30 miles; a decrease in current base salary by more than 15%, with certain exceptions; and the Company’s unilateral decision to significantly and detrimentally reduce Mr. Keuer’s job responsibilities.

Christopher D. Ozeroff. Mr. Ozeroff serves as the Company’s Senior Vice President and General Counsel under an Employment and Retention Agreement dated as of June 12, 2008, as amended.

Under his employment agreement, Mr. Ozeroff is entitled to receive an annual base salary of $259,000, subject to annual increases if approved by the Company’s Board of Directors or Compensation Committee and is eligible to receive an annual bonus as determined by the Board of Directors or Compensation Committee in its sole discretion.

In 2018 and 2019, there were no changes to the previously approved base salary of $297,343 for Mr. Ozeroff. In May 2019, Mr. Ozeroff agreed to a voluntary 10% salary reduction for the remainder of 2019. As a result of this reduction, the base salary paid to Mr. Ozeroff for the remainder of 2019 was $267,609. The forgone portion of any of Mr. Ozeroff’s salary shall not be paid without the prior approval of the Board of Directors, provided, that such forgone amount shall be included in Mr. Ozeroff’s base salary for purposes of calculating any severance amounts which may be owed in the future under the terms of his employment agreement with the Company. The Company did not put in place a bonus plan for its Named Executive Officers for services in 2018 or 2019.

If the Company terminates Mr. Ozeroff’s employment without “cause,” or if Mr. Ozeroff terminates his employment with “good reason” (as these terms are defined in his employment agreement), the Company has agreed to pay Mr. Ozeroff a severance payment equivalent to (i) (a) 12 months of his base salary, if such termination occurs on the same day as or within 13 months after a change of control of the Company, or (b) six months of his base salary if such termination does not occur on the same day as or within 13 months after a change of control of the Company, (ii) a pro rata portion of any bonus compensation under any employee bonus plan that has been approved by the Board of Directors payable to him for the fiscal year in which his employment terminated to be paid at the same time that such incentive bonus would have been paid had the termination not occurred, and (iii) reimbursement to cover out-of-pocket costs to continue group health insurance benefits under COBRA for 6 months, whether he elects or is eligible to receive COBRA (provided, that even if he does not elect or is not eligible to receive COBRA, he will receive the equivalent of such out-of-pocket expenses paid by him not to exceed the costs that the benefits would equal under COBRA if he were so eligible). In addition, ARCA may elect in its sole discretion, to pay additional severance equal to up to 6 months of base salary, which additional payment would extend the covenants and obligations under Mr. Ozeroff’s Employee Intellectual Property, Confidentiality and Non-Compete Agreement for such additional period. The severance payment is conditioned on the execution by Mr. Ozeroff of a legal release in a form acceptable to the Company. A termination for “cause” includes Mr. Ozeroff’s willful misconduct, gross negligence, theft, fraud, or other illegal or dishonest conduct, any of which are considered to be materially harmful to the Company; refusal, unwillingness, failure, or inability to perform his material job duties or habitual absenteeism; or violation of fiduciary duty, violation of any duty of loyalty, or material breach of any material term of his employment agreement or his Employee Intellectual Property, Confidentiality and Non-Compete Agreement, or any other agreement, with the Company. “Good reason” includes a relocation by us of Mr. Ozeroff’s normal work location greater than 30 miles; a decrease in current base salary by more than 15%, with certain exceptions; and the Company’s unilateral decision to significantly and detrimentally reduce Mr. Ozeroff’s job responsibilities.

Non-Equity Incentive Plan Compensation

In February 2007, the Compensation Committee and the Board of Directors of ARCA established a bonus structure for its entire executive team. The philosophy employed was to create incentives for the executive officers to achieve key corporate goals. The Compensation Committee retained discretion to change the bonus structure and the bonus payment amounts as it considered appropriate.

In order to conserve cash, the Compensation Committee and Board of Directors did not approve a bonus structure for 2018 or 2019. As such, the Company did not pay any cash bonuses to its Named Executive Officers in 2019 for performance in the 2018 fiscal year and does not anticipate paying any cash bonuses in 2020 for performance in 2019. Due to the fact that no bonus plans were put in place in 2018 or 2019, the Board of Directors also did not approve any bonus-related corporate goals for these years.

Other Elements of Executive Compensation Program

The remaining elements of the Company’s executive compensation program, like its broader employee compensation programs, are intended to make the Company’s overall compensation program competitive with those of its peer companies, keeping in mind the constraints imposed by the Company’s reliance on capital markets as a primary source of cash. The remaining elements of the Company’s executive compensation program, (401(k) Plan, Medical, Dental, and Vision Plans, Life and Disability Insurance) are available to all Company employees.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information as of December 31, 2019, for all of our equity compensation plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) (c)
Equity compensation plans approved by security holders	31,136	84.50	36,511
Equity compensation plans not approved by security holders	—	—	—

Total	31,136	84.50	36,511

On September 17, 2013, our stockholders approved the ARCA biopharma, Inc. 2013 Equity Incentive Plan, or the 2013 Plan, at the Company’s 2013 annual meeting of stockholders. The 2013 Plan is the successor to the Amended and Restated ARCA biopharma, Inc. 2004 Equity Incentive Plan, or the 2004 Plan. On June 9, 2016, our stockholders approved the Amended 2013 Plan. A description of the 2013 Plan and the Amended 2013 Plan is set forth in Note 8 to the Company’s financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 18, 2020 and incorporated herein by reference. The Amended 2013 Plan only has options outstanding as of December 31, 2019, no warrants or rights are outstanding under this plan; therefore, all values in the above table relate solely to the outstanding options.

Compensation Risks

We believe our approach to goal setting, setting of targets with payouts at multiple levels of performance, and evaluation of performance results assist in mitigating excessive risk-taking that could harm the value or reward poor judgment by our executives. We believe several features of our programs reflect sound risk management practices. We believe we have allocated compensation among base salary and short and long-term compensation target opportunities in such a way as to not encourage excessive risk-taking. The multi-year vesting of equity awards properly accounts for the time horizon of risk. In 2019 and 2018, in an effort to conserve cash, compensation was allocated only to base salary. Furthermore, the Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking on an annual basis.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table shows for the fiscal year ended December 31, 2019, certain information regarding outstanding equity awards at fiscal year end for the Named Executive Officers.

On April 3, 2019, we completed a 1-for-18 reverse stock split of our common stock. All common share and per common share amounts included herein have been adjusted retroactively to reflect the effects of this action.

A description of the equity incentive plans we maintain is set forth in Note 8 to the Company’s financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 18, 2020 and incorporated herein by reference.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Michael R. Bristow, President and Chief Executive Officer	21	—		2,245.32	2/18/2020
	39	—		1,693.44	5/20/2021
	1,563	—		173.88	9/16/2023
	681	—		173.88	9/16/2023
	408	—		245.70	2/26/2024
	205	—		84.42	2/11/2025
	1,511	—		59.40	6/8/2026
	2,203	130	(1)(2)	45.00	2/15/2027
Thomas A. Keuer, Chief Operating Officer	10	—		2,245.32	2/18/2020
	26	—		1,693.44	5/20/2021
	265	—		173.88	9/16/2023
	79	—		195.30	10/14/2023
	83	—		245.70	2/26/2024
	108	—		84.42	2/11/2025
	866	—		59.40	6/8/2026
	1,322	78	(1)(2)	45.00	2/15/2027
Christopher Ozeroff, Secretary, Senior Vice President and General Counsel	8	—		2,245.32	2/18/2020
	26	—		1,693.44	5/20/2021
	338	—		173.88	9/16/2023
	83	—		245.70	2/26/2024
	102	—		84.42	2/11/2025
	822	—		59.40	6/8/2026
	1,259	74	(1)(2)	45.00	2/15/2027

(1)	Options vest in 36 monthly installments measured from February 16, 2017.
(2)

In the event of a change in control of the Company, 50% of the unvested shares subject to this award shall become fully and immediately vested upon the closing date of such change in control, provided, however, that on the earlier of (i) the one-year anniversary of the closing date or (ii) involuntary termination, any options that remain unvested on such earlier date shall become fully and immediately vested.

DIRECTOR COMPENSATION

The following table shows for the fiscal year ended December 31, 2019, certain information with respect to the compensation of all non-employee directors of the Company:

DIRECTOR COMPENSATION (1)

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Linda Grais, M.D. (3)	52,500	—	—	—	52,500
Raymond L. Woosley, M.D. (4)	50,000	—	—	—	50,000
Robert E. Conway (5)	80,000	—	—	—	80,000
Dan J. Mitchell (6)	47,500	—	—	—	47,500
Anders Hove (7)	40,000	—	—	—	40,000

(1)

Dr. Bristow, our President and Chief Executive Officer, was also a director during the year ended December 31, 2019, but did not receive any additional compensation for his service as a director. Dr. Bristow’s compensation as an executive officer is set forth above under “Executive Compensation—Summary Compensation Table.”

(2)	There were no annual option grants made to directors during 2019.
(3)

The aggregate number of shares issuable upon exercise of option awards outstanding at December 31, 2019, for Dr. Grais was 1,667, after giving effect to the 18-for-1 reverse stock split effected on April 3, 2019, of which all shares were fully vested.

(4)

The aggregate number of shares issuable upon exercise of option awards outstanding at December 31, 2019, for Dr. Woosley was 1,611, after giving effect to the 18-for-1 reverse stock split effected on April 3, 2019, of which all shares were fully vested.

(5)

The aggregate number of shares issuable upon exercise of option awards outstanding at December 31, 2019, for Mr. Conway, Chairman of the Board of Directors, was 1,604, after giving effect to the 18-for-1 reverse stock split effected on April 3, 2019, of which all shares were fully vested.

(6)

The aggregate number of shares issuable upon exercise of option awards outstanding at December 31, 2019, for Mr. Mitchell was 1,577, after giving effect to the 18-for-1 reverse stock split effected on April 3, 2019, of which all shares were fully vested.

(7)

The aggregate number of shares issuable upon exercise of option awards outstanding at December 31, 2019, for Dr. Hove was 999, after giving effect to the 18 for-1 reverse stock split effected on April 3, 2019, of which all shares were fully vested.

In 2016, the Company revised its compensation plan for non-employee directors to provide that non-employee directors will be compensated for their service on the Board of Directors, as follows:

•	Each non-employee director will receive an annual retainer fee of $35,000;

•

As additional compensation for their services, each non-employee director will receive (i), upon joining the Board of Directors, an initial option grant to purchase 556 shares of the Company’s Common Stock under the Amended and Restated ARCA 2013 Equity Incentive Plan, as amended, or the Amended 2013 Plan and (ii), on an annual basis, an annual option grant to purchase 444 shares of the Company’s Common Stock under the Amended 2013 Plan;

•	The Chairman of the Board of Directors will receive an additional annual retainer fee of $25,000;

•	The Audit Committee chair will receive an additional annual retainer fee of $15,000;

•	The chairs of the Compensation Committee and the Nominating and Corporate Governance Committee will each receive an additional annual retainer fee of $10,000;

•	Each non-chair member of the Audit Committee will receive an additional annual retainer fee of $7,500; and

•	Each non-chair member of the Compensation Committee and the Nominating and Corporate Governance Committees will receive an additional annual retainer fee of $5,000.

In an effort to conserve shares available for future issuance under the Amended 2013 Plan, the Board of Directors chose not to award annual option grants to directors during 2019.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the ownership of the Company’s Common Stock as of February 13, 2020, by: (i) each director, (ii) each of our named executive officers, (iii) all executive officers and directors of the Company as a group and (iv) all those known by the Company to be beneficial owners of more than five percent of its Common Stock. Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o ARCA biopharma, Inc., 11080 CirclePoint Road, Suite 140, Westminster, Colorado, 80020.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Common Stock that they beneficially own, subject to applicable community property laws. The table is based upon information supplied by officers, directors and principal stockholders and Schedules 13G or 13D, Form 4s or other ownership reports filed with the SEC. For purposes of this table, certain of our outstanding warrants that may be exercisable for fractional shares have been rounded down to the nearest whole number.

In computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of Common Stock subject to options, restricted stock units, or warrants held by that person that are currently exercisable or exercisable within 60 days of February 13, 2020. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

The number of shares of common stock outstanding after this offering includes 3,614,457 shares of common stock being offered for sale in this offering, assuming no exercise of the accompanying warrants. The percentage ownership of our common stock in the “Shares Beneficially Owned Before the Offering” column in the table is based on 1,594,070 shares of our common stock issued and outstanding as of February 13, 2020. The percentage ownership of our common stock in the “Shares Beneficially Owned After the Offering” column in the table is based on 5,208,527 shares of our common stock issued and outstanding as of February 13, 2020, assuming the sale of 3,614,457 shares of our common stock in this offering and assuming no exercise of the accompanying warrants.

Beneficial Owner	Shares Beneficially Owned Before the Offering	Percentage of Shares Beneficially Owned Before the Offering	Percentage of Shares Beneficially Owned After the Offering
Directors and Named Executive Officers
Michael R. Bristow, M.D., Ph.D. (1)	11,569	*	*
Thomas A. Keuer (2)	3,567	*	*
Christopher D. Ozeroff (3)	3,682	*	*
Linda Grais, M.D. (4)	1,654	*	*
Robert E. Conway (5)	3,548	*	*
Raymond L. Woosley (6)	1,611	*	*
Dan J. Mitchell (7)	2,188	*	*
Anders Hove, M.D. (8)	999	*	*
All current directors and executive officers as a group (9 persons) (9)	31,376	1.94%	*
5% Stockholders
Renaissance Technologies LLC (10)	142,572	8.94%	2.74%

*	Represents beneficial ownership of less than 1% of our Common Stock.
(1)

Includes the following (i) 1,109 shares owned by Investocor Trust: Dr. Bristow is the sole trustee of Investocor Trust; (ii) 1,414 shares owned by NFS as Custodian for Michael Bristow’s IRA; and (iii) options to purchase 6,761 shares that are exercisable within 60 days of February 13, 2020.

(2)	Includes options to purchase 2,837 shares that are exercisable within 60 days of February 13, 2020.
(3)	Includes options to purchase 2,712 shares that are exercisable within 60 days of February 13, 2020.
(4)	Includes options to purchase 1,654 shares that are exercisable within 60 days of February 13, 2020.
(5)	Includes options to purchase 1,604 shares that are exercisable within 60 days of February 13, 2020.
(6)	Includes options to purchase 1,611 shares that are exercisable within 60 days of February 13, 2020.
(7)	Includes options to purchase 1,577 shares that are exercisable within 60 days of February 13, 2020.
(8)	Includes options to purchase 999 shares that are exercisable within 60 days of February 13, 2020.

(9)

See Notes (1) through (8) above. Also, includes additional options to purchase 2,558 shares that are exercisable within 60 days of February 13, 2020 beneficially owned by our executive officers not listed by name in the table above.

(10)

Based upon a Schedule 13G filed with the SEC on February 13, 2020. Renaissance Technologies Holdings Corporation is deemed to beneficially own the shares owned by Renaissance Technologies LLC, because of Renaissance Technologies Holdings Corporation’s majority ownership of Renaissance Technologies LLC. The address for Renaissance Technologies Holdings Corporation and Renaissance Technologies LLC is 800 Third Avenue, New York, NY 10022.

DESCRIPTION OF CAPITAL STOCK

As of the date of this prospectus, our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of February 25, 2020, 1,594,070 shares of our common stock were outstanding and no shares of our preferred stock were outstanding. As of February 24, 2020, there were 13 stockholders of record of our common stock.

The following summary description of our capital stock is based on the provisions of our amended and restated certificate of incorporation, as amended, or the Restated Certificate, and Second Amended and Restated Bylaws, or Bylaws, and the applicable provisions of the Delaware General Corporation Law. This information may not be complete in all respects and is qualified entirely by reference to the provisions of our Restated Certificate, Bylaws and the Delaware General Corporation Law. For information on how to obtain copies of our Restated Certificate and Bylaws, which are exhibits to the registration statement of which this prospectus is a part, see “Where You Can Find Additional Information.”

Common Stock

Voting Rights. Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors; provided, however, holders of our common stock may not, unless otherwise required by law, vote on any amendment to our Restated Certificate that relates solely to the terms of one or more series of preferred stock that we may issue if the holders of such preferred stock are entitled to vote on such amendment. In all such matters other than the election of directors, the affirmative vote of the majority of shares present in person, by remote communication, or represented by proxy at a meeting of the stockholders and entitled to vote generally on the subject matter shall be the act of the stockholders. Directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, or represented by proxy at a meeting of the stockholders and entitled to vote generally on the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors to be elected at any particular time. See “Anti-Takeover Effects of Provisions of Delaware Law and Our Charter Documents – Certificate of Incorporation and Bylaws – Classified Board” for a description of elections of members of our board of directors.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences. Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable. All of our outstanding shares of common stock are fully paid and nonassessable.

Warrants

As of December 31, 2019, we had outstanding warrants to purchase an aggregate of 135,862 shares of our common stock, with a weighted average exercise price of $113.04 per share.

Preferred Stock

Pursuant to our Restated Certificate, our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock, $0.001 par value per share, in one or more series, to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, preemptive rights, voting rights, terms of redemption and repurchase, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the common stock. Preferred stock may be convertible into our common stock or other securities of ours, or may be exchangeable for debt securities. Conversion may be mandatory or at the holder’s option and would be at prescribed conversion rates. Because our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights, preferred stock could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation.

The Delaware General Corporation Law provides that the holders of any class or series of preferred stock will have the right to vote separately as a class on any proposed amendment to the Restated Certificate that would alter or change the powers, preferences or special rights of the holders of such class or series of preferred stock so as to affect them adversely. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. The issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock also could have the effect of delaying, deterring or preventing a change in control of us.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter Documents

Certificate of Incorporation and Bylaws

Our Restated Certificate and Second Amended and Restated Bylaws, or Bylaws, include a number of provisions that may deter or impede hostile takeovers or changes of control. These provisions include:

Issuance of Undesignated Preferred Stock. Under our Restated Certificate, our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to make it more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Classified Board. Our Restated Certificate provides for a classified board of directors consisting of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. This provision may have the effect of delaying a change in control of the board.

Board of Directors Vacancies. Our Restated Certificate and Bylaws authorize only our board of directors to fill vacant directorships, unless our board of directors determines by resolution that the stockholders shall fill such vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Stockholder Action; Special Meetings of Stockholders. Our Restated Certificate provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Under our Bylaws, stockholders are not permitted to cumulate their votes for the election of directors. Our Bylaws further provide that special meetings of the stockholders may be called by the chief executive officer, president, the board of directors, or by holders of common stock who hold, in the aggregate, not less than fifty percent (50%) of the outstanding shares of common stock for the purpose or purposes stated in the call of the meeting. These provisions may prevent stockholders from corporate actions as stockholders at times when they otherwise would like to do so.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our Bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may make it more difficult for our stockholders to bring matters before our annual meeting of stockholders or to nominate directors at our annual meeting of stockholders.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also reduce fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits certain Delaware corporations from engaging, under certain circumstances, in a “business combination” with any “interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time the board of directors approved either the business combination or transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•

any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) involving the interested stockholder of 10% or more of the assets of the corporation (or its majority-owned subsidiary);

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect, directly or indirectly, of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•

the receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of such corporation), of any loans, advances, guarantees, pledges or other financial benefits, other than certain benefits set forth in Section 203, provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person that is an affiliate or associate of such entity or person.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by a majority of the outstanding voting shares. We have not “opted out” of these provisions and do not plan to do so. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Potential Effects of Authorized but Unissued Stock

Our shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions, payment as a dividend on the capital stock or as equity compensation to our service providers under our equity compensation plans.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, our board of directors has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the Delaware General Corporation Law and subject to any limitations set forth in our certificate of incorporation. The purpose of authorizing the board of directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

Also, if we issue additional shares of our authorized, but unissued, common stock, these issuances will dilute the voting power and distribution rights of our existing common stockholders.

Amendments to Governing Documents

Generally, the amendment of our Restated Certificate requires approval by our board of directors and a majority vote of stockholders, provided that the provisions of our Restated Certificate relating to (i) the requirement that all stockholder action be taken only at a duly called annual meeting or special meeting; (ii) the authority and power of the board of directors and the procedure required to amend our Bylaws; (iii) the percentage of the shares necessary to amend the Restated Certificate; (iv) the elimination of directors’ personal liability for monetary damages arising from their negligence and gross negligence; and (v) indemnification of directors, officers and other persons requires approval of our stockholders holding at least 66-2/3% of our capital stock then outstanding and entitled to vote. Any amendment to our Bylaws requires the approval of either a majority of our board of directors or approval of our stockholders holding at least 66-2/3% of our capital stock then outstanding and entitled to vote.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “ABIO.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company N.A.

DESCRIPTION OF THE SECURITIES WE ARE OFFERING

Common Stock

See “Description of Capital Stock—Common Stock” on page 82 of this prospectus for a description of the material terms of our common stock.

Warrants

The following is a brief summary of certain terms and conditions of the warrants and is subject in all respects to the provisions contained in the warrants.

Form. The warrants will be issued as individual warrant agreements to the investors. We will file a copy of the form of warrant with the SEC as an exhibit to the registration statement on Form S-1 to which this prospectus is a part.

Exercisability. The warrants will be exercisable at any time 180-days following their original issuance and will expire on the         anniversary of the date of issuance.

The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. If a registration statement registering the issuance of the shares of common stock underlying the warrants under the Securities Act is not then effective or available, and if a resale registration statement registering the resale of the shares of common stock underlying the warrants under the Securities Act is also not then effective or available, the holder may exercise the warrant through a cashless exercise, in whole or in part, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the warrant. No fractional shares of common stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder a sum in cash equal to the product resulting from multiplying the then current market price of our common stock by such fraction.

Exercise Limitation. A holder will not have the right to exercise any portion of a warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of shares of our stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase such percentage up to 9.99%, provided that any increase in such percentage shall not be effective until 61 days after such notice to us.

Exercise Price. The initial exercise price per share of common stock purchasable upon exercise of each whole warrant is $        . The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent. There is currently no trading market for the warrants and a trading market is not expected to develop.

Exchange Listing. We do not intend to list the warrants on any securities exchange or nationally recognized trading system, including The Nasdaq Capital Market.

Fundamental Transactions. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the holders of the warrants will be entitled to receive the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction pursuant to the net exercise provisions thereof.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Transactions With or Involving Related Persons

The following is a summary of transactions since January 1, 2018, or any currently proposed transaction, in which we were or are a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at fiscal year end for 2019 and 2018, and in which any of our executive officers, directors or holders of more than 5% of our capital stock, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements disclosed above under the heading “Executive Compensation”.

Transactions With the Company’s President and Chief Executive Officer

The Company has entered into unrestricted research grants with the academic research laboratory of Dr. Bristow, the Company’s President and Chief Executive Officer, at the University of Colorado. Funding of any unrestricted research grants is contingent upon the Company’s financial condition, and can be deferred or terminated at the Company’s discretion. Total expense under these arrangements for the years ended December 31, 2019 and 2018 was approximately $286,000 and $325,000, respectively, of which $111,000 was unpaid and included in Accrued expenses and other liabilities as of December 31, 2018 in the financial statements included in our Annual Report on Form 10-K filed with the SEC on February 18, 2020.

Policies and Procedures for Related Party Transactions

Our Audit Committee reviews and approves all related party transactions. This review covers any material transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, and a related party had or will have a direct or indirect material interest, including, purchases of goods or services by or from the related party or entities in which the related party has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related party.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO HOLDERS OF OUR COMMON STOCK AND WARRANTS EXERCISABLE FOR SHARES OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our common stock and warrants exercisable for shares of our common stock, collectively, the securities, issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax or the alternative minimum tax, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this prospectus. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This discussion is limited to holders who purchase our securities issued pursuant to this offering and who hold our securities as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, certain former citizens or long-term residents of the United States, a person who holds or receives our securities pursuant to the exercise of an employee stock option or otherwise as compensation, partnerships (or arrangements classified as partnerships for U.S. federal income tax purposes) or other pass-through entities and the equity holders therein, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities, regulated investment companies or real estate investment trusts, persons that have a “functional currency” other than the U.S. dollar, certain U.S. expatriates or former long-term residents of the United States, tax-exempt organizations, governmental organizations, tax-qualified retirement plans, persons that own, or have owned, actually or constructively, more than 5% of our common stock, persons required to accelerate the recognition of any item of gross income with respect to securities as a result of such income being recognized on an applicable financial statement, and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our securities, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our securities and the partners in such partnerships are urged to consult their tax advisors as to particular U.S. federal income tax consequences to them of holding and disposing of our securities.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR SECURITIES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of U.S. Holder

For purposes of this discussion, a U.S. holder is a beneficial owner of our securities that is, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A non-U.S. holder is any beneficial owner of our securities that is not a U.S. holder or a partnership (including any entity or arrangement treated as a partnership and the equity holders therein) for U.S. federal income tax purposes.

Tax Treatment of the Securities

There is no authority directly addressing the treatment, for U.S. federal income tax purposes, of common stock and warrants with terms substantially the same as the securities, and, therefore, such treatment is not entirely clear. We intend to treat each security for U.S. federal income tax purposes as consisting of (i) one share of our common stock and (ii) one warrant exercisable to acquire one share of our common stock. Pursuant to this treatment, each holder of a security must allocate the purchase price paid by such holder for such security between the underlying common stock and warrant based on their respective fair market values. In addition, pursuant to this treatment, a holder’s initial tax basis for U.S. federal income tax purposes in the share of common stock and the warrant that compose each security should equal the portion of the purchase price of the security allocated thereto.

The foregoing treatment of the securities and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the securities, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor should consult its own tax advisors regarding the U.S. federal tax consequences of an investment in the securities (including alternative characterizations of the securities) and with respect to any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction.

Unless otherwise stated, the following discussions are based on the assumption that the characterization of the common stock and warrants described above is accepted for U.S. federal income tax purposes.

U.S. Holders

Exercise of Warrants

Except as discussed below with respect to a cashless exercise of a warrant, a U.S. holder generally will not recognize gain or loss on the exercise of a warrant and related receipt of shares of our common stock. A U.S. holder’s initial tax basis in the shares of our common stock received upon exercise of a warrant will be equal to the sum of (a) such U.S. holder’s tax basis in such warrant (i.e., the portion of the U.S. holder’s purchase price for a security that is allocated to the warrant, as described above) plus (b) the exercise price paid by such U.S. holder on the exercise of such warrant. A U.S. holder’s holding period for the shares of our common stock underlying the warrants will begin on the day after the date that the warrant is exercised and will not include the period during which the U.S. holder held the warrant.

In certain circumstances, the warrants will be exercisable on a cashless basis. The U.S. federal income tax treatment of an exercise of a warrant on a cashless basis is not clear, and could differ from the consequences described above. It is possible that a cashless exercise could be a taxable event. U.S. holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the cashless exercise of warrants, including with respect to whether the exercise is a taxable event, and their holding period and tax basis in the common stock received.

Certain Adjustments to the Warrants

The terms of each warrant provide for an adjustment to the number of shares of common stock for which the warrant may be exercised or to the exercise price of the warrant in certain events, and a distribution upon exercise that corresponds to distributions, if any, made on the common stock after issuance of the warrants and prior to exercise. An adjustment to the exercise price of a warrant may be treated as a constructive distribution to a U.S. holder of the warrants or shares of our common stock depending on the circumstances of such adjustment if, and to the extent that, such adjustment has the effect of increasing such U.S. holder’s proportionate interest in our “earnings and profits” or assets, depending on the circumstances of such adjustment. In addition, the failure to provide for such an adjustment (or to adequately adjust) may also result in a deemed distribution to U.S. holders of the warrants or shares of our common stock. Any such constructive distribution may be taxable whether or not there is an actual distribution of cash or other property. However, adjustments to the exercise price of warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders thereof generally should not be considered to result in a constructive distribution. Generally, such deemed distributions will be taxable in the same manner as an actual distribution as described below under “—Distributions on Common Stock,” below, except that it is unclear whether such deemed distributions would be eligible for the reduced tax rate applicable to certain dividends paid to non-corporate holders or the dividend-received deduction applicable to certain dividends paid to corporate holders. Generally, a U.S. holder’s tax basis in the underlying stock will be increased to the extent any such constructive distribution is treated as a dividend. Proposed U.S. Treasury Regulations address the amount of, timing of, and withholding obligations in respect to, constructive distributions made to holders of convertible securities such as the warrants. These proposed regulations are effective for constructive distributions made on or after the date of finalization, but may generally be relied upon as to certain matters for constructive distributions that occur prior to such date. U.S. holders should consult their tax advisors regarding the application of such regulations and other tax considerations relating to the possibility of constructive distributions.

Expiration of the Warrants without Exercise

Upon the lapse or expiration of a warrant, a U.S. holder will recognize a loss in an amount equal to such U.S. holder’s tax basis in the warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the warrant is held for more than one year. Deductions for capital losses are subject to limitations.

Distributions on Common Stock

If we pay distributions of cash or property with respect to shares of our common stock (including constructive distributions as described above under the heading “Certain Adjustments to the Warrants”), those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the U.S. holder’s investment, up to such holder’s tax basis in its shares of our common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “—Gain on Sale, Exchange or Other Taxable Disposition of Common Stock or Warrants.” Dividends received by a corporate U.S. holder may be eligible for the dividends received deduction, and dividends received by non-corporate U.S. holders generally will be subject to tax at the current lower applicable capital gains rates, provided, in each case, that certain holding period and other applicable requirements are satisfied.

Gain on Sale, Exchange or Other Taxable Disposition of Common Stock or Warrants

Upon the sale or other taxable disposition of shares of our common stock or warrants, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference, if any between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. holder’s tax basis in such shares of our common stock or warrants sold or otherwise disposed of. Such gain or loss generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the shares of our common stock or warrants have been held by the U.S. holder for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. holder that is an individual, estate or trust. Deductions for capital losses are subject to significant limitations.

Non-U.S. Holders

Exercise or Expiration of Warrants

In general, a non-U.S. holder will not be required to recognize income, gain or loss upon the exercise of a warrant by payment of the exercise price in cash. A non-U.S. holder’s initial tax basis in the shares of our common stock received upon exercise of a warrant will be equal to the sum of (a) such non-U.S. holder’s tax basis in such warrant (i.e., the portion of the non-U.S. holder’s purchase price for a security that is allocated to the warrant, as described above) plus (b) the exercise price paid by such non-U.S. holder on the exercise of such warrant. A non-U.S. holder’s holding period for the shares of our common stock underlying the warrants will begin on the day after the date that the warrant is exercised and will not include the period during which the non-U.S. holder held the warrant. As discussed above in “ —U.S. Holders—Exercise of Warrants,” the U.S. federal income tax treatment of an exercise of a warrant on a cashless basis is not clear. Non-U.S. holders are urged to consult their tax advisors as to the consequences of an exercise of a warrant on a cashless basis, including with respect to whether the exercise is a taxable event, and their holding period and tax basis in the common stock received.

If a warrant expires without being exercised, a non-U.S. holder that is engaged in a U.S. trade or business to which any income from the warrant would be effectively connected or who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the expiration occurs (and certain other conditions are met) will recognize a capital loss in an amount equal to such non-U.S. holder’s tax basis in the warrant.

Distributions

If we make cash or other property distributions with respect to our common stock (including constructive distributions as described above under the heading “ —U.S. Holders – Certain Adjustments to the Warrants”), such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital to the extent of a holder’s tax basis in our common stock and will be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the heading “—Gain on Disposition of Our Common Stock or Warrants” below. In the case of any constructive distribution, it is possible that this tax would be withheld from any amount owed to the non-U.S. holder, including, but not limited to, distributions of cash, shares of our common stock or sales proceeds subsequently paid or credited to that holder. If we are unable to determine, at the time of payment of a distribution, whether the distribution will constitute a dividend, we may nonetheless choose to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations.

Subject to the discussion below regarding effectively connected income, backup withholding and FATCA, dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty.

To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders that do not timely provide the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock or Warrants

Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock or warrants, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

we are, or have been, at any time during the five-year period preceding such sale or other disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the 5-year period ending on the date of the taxable disposition or the period that the non-U.S. holder held our common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, a non-U.S. holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. If we are a U.S. real property holding corporation and our common stock is not regularly traded on an established securities market, a non-U.S. holder’s proceeds received on the disposition of shares will also generally be subject to withholding at a rate of 15%. Disposition by a non-U.S. holder of our warrants (that are not expected to be regularly traded on an established securities market) may also be eligible for an exemption from withholding even if we are treated as a U.S. real property holding corporation, if on the date such warrants were acquired by such non-U.S. holder such holdings had a fair market value no greater than the fair market value on that date of five percent of our regularly-traded common stock, provided that, if a non-U.S. holder holding our not regularly-traded warrants subsequently acquires additional such securities, then such interests would be aggregated and valued as of the date of the subsequent acquisition in order to apply this five percent limitation. Non-U.S. holders should consult their own tax advisors.

Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus any of its assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a U.S. real property holding corporation.

Dividend Equivalents

Section 871(m) of the Code treats as dividends from sources within the United States, and therefore subject to withholding of U.S. federal income tax at a 30% rate (or such lower applicable treaty rate) certain payments or deemed payments on certain financial instruments to the extent that such payments or deemed payments are contingent upon or determined by reference to U.S.-source dividends. Under U.S. Treasury Regulations promulgated under Section 871(m), certain payments or deemed payments to non-U.S. holders with respect to certain equity-linked instruments that reference U.S. stocks may be treated as dividend equivalents. Under these regulations, withholding may be required even in the absence of any actual dividend related payment or adjustment made pursuant to the terms of the instrument. Under IRS and U.S. Treasury guidance, Section 871(m) will apply only to “delta-one” instruments issued prior to 2021. A “delta one” instrument is one in which the ratio of the change in the fair market value of the instrument to the change in the fair market value of the property referenced by the contract is equal to 1.00. We do not believe that the Warrants are delta one instruments. Accordingly, non-U.S. holders of the Warrants should not be subject to tax under Section 871(m). Non-U.S. holders should consult with their tax advisors regarding the application of Section 871(m) and the regulations thereunder in respect of their acquisition and ownership of the Warrants.

Withholding on Foreign Entities

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on payments of dividends and, subject to the discussion of certain proposed Treasury Regulations below, gross proceeds of a disposition of our common stock made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on such dividend and, subject to the discussion of certain proposed Treasury Regulations below, gross proceeds payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on such dividend and, subject to the discussion of certain proposed Treasury Regulations below, gross proceeds payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying the direct and indirect U.S. owners of the entity or an exemption applies. We intend to treat the warrants as also subject to FATCA. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

The U.S. Treasury released proposed Treasury Regulations, which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock and warrants. In its preamble to such proposed Treasury Regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA withholding on their investment in our common stock and warrants.

Information Reporting and Backup Withholding for U.S. and non-U.S. holders

Distributions on, and the payment of the proceeds of a disposition of, shares of our common stock or warrants generally will be subject to information reporting if made within the United States or through certain U.S.-related financial intermediaries. Information returns are required to be filed with the IRS and copies of information returns may be made available to the tax authorities of the country in which a holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding may also apply if the holder fails to provide certification of exempt status or a correct U.S. taxpayer identification number and otherwise comply with the applicable backup withholding requirements. Generally, a holder will not be subject to backup withholding if it provides a properly completed and executed IRS Form W-9 or appropriate IRS Form W-8, as applicable. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided certain information is timely filed with the IRS..

UNDERWRITING

We are selling the shares of our common stock and warrants to purchase up to $        of shares of our common stock to the underwriters named in the table below, for JonesTrading Institutional Services LLC, or JonesTrading, is acting as representative, pursuant to an underwriting agreement dated as of             , 2020. We have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the number of shares of our common stock set forth opposite that underwriter’s name in the table below:

Underwriters	Number of Shares of Common Stock	Number of Shares of Common Stock Issuable upon Exercise of Accompanying Warrants
JonesTrading Institutional Services LLC

Total

Under the terms and conditions of the underwriting agreement, the underwriters must buy all of the shares of common stock and warrants if they buy any of them. The underwriting agreement provides that the obligations of the underwriters pursuant thereto are subject to certain conditions. In the event of a default by an underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The underwriters will sell the shares of common stock and warrants to purchase shares of our common stock to the public when and if the underwriters buy the shares and warrants from us. The offering of the shares of our common stock and warrants by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us in connection with the offering of the shares of common stock and warrants.

Per share and accompanying warrant	$
Total	$

The representative of the underwriters has advised us that the underwriters propose to offer the shares of our common stock and warrants directly to the public at the public offering price on the cover of this prospectus, and the underwriters may offer our common stock and warrants to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $        per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $        per share to other dealers. After the initial offering, the representative may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

We estimate that our expenses in connection with the sale of the shares of common stock and warrants, other than the underwriting discounts, will be approximately $0.2 million. We have agreed to reimburse the underwriters up to $         for certain offering-related expenses incurred by them and the legal fees and disbursements of their counsel.

In order to facilitate the offering of the shares of common stock and warrants, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. The underwriters must cover any such short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Any of these activities may stabilize or maintain the market price of the shares above independent market levels.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market or otherwise.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they may receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of our company. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the shares offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Lock Up Agreements

We, our officers, directors and entities with greater than 10% of our stock have agreed that subject to certain exceptions, without the prior written consent of JonesTrading, on behalf of the underwriters, we and they will not directly or indirectly, (1) issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise dispose of or transfer, directly or indirectly, any additional shares of common stock or equity securities similar to or ranking on par with or senior to the common stock or any securities convertible into or exercisable or exchangeable for common stock or such similar, parity or senior equity securities, (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock or such similar, parity or senior equity securities, (3) in the case of us, file or cause to be filed a registration statement, including any amendments, with respect to the registration of any shares of common stock or equity securities similar to or ranking on par with or senior to the common stock or any securities convertible into or exercisable or exchangeable for common stock or such similar, parity or senior equity securities, or (4) publicly disclose the intention to do any of the foregoing, for a period commencing on the date hereof and ending on the          day after the date of this prospectus.

JonesTrading, in its sole discretion, may release the common stock and other securities subject to the lock-up provisions described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from such provisions, JonesTrading will consider, among other factors, the number of shares of common stock. and other securities for which the release is being requested, the reason for release and market conditions at the time.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

b)

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the issuer for any such offer; or

c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of shares shall require the issuer or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for Devon or the underwriters to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each Underwriter has represented and agreed that:

a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Canada

The shares of our Common Stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act(Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our Common Stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document, nor any other offering or marketing material relating to the shares or this offering, may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to this offering, the Company, the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person that is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term, as used in this prospectus means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

United Arab Emirates

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Cooley LLP, Broomfield, Colorado. Certain legal matters in connection with the offering will be passed upon for the underwriters by Duane Morris LLP, New York, New York.

EXPERTS

The financial statements of ARCA biopharma, Inc. as of December 31, 2019 and 2018, and for the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2019 financial statements contains an explanatory paragraph that states that the Company has incurred recurring losses from operations and needs to raise additional capital to fund its clinical development programs which raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE CAN YOU FIND ADDITIONAL INFORMATION

Any person to whom this prospectus is delivered may request copies of this prospectus and any related amendments or supplements, without charge, by written or telephonic request directed to Corporate Secretary, 11080 CirclePoint Road, Suite 140, Westminster, Colorado 80020; telephone: (720) 940-2200; investors@arcabio.com.

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock and accompanying warrants offered under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the accompanying exhibits. Some items included in the registration statement are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered in this prospectus, we refer you to the registration statement and the accompanying exhibits. Statements contained or incorporated by reference in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of these contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved. We are required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

In addition, all of the documents incorporated by reference into this registration statement may be accessed via the Internet at our website: http://www.arcabio.com. Our website, and the information contained on the website, is not incorporated into and are not part of this prospectus. You may access our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (Commission File No.000-22873):

•	our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 18, 2020; and

•

our Current Report on Form 8-K filed with the SEC on February  18, 2020 (other than any portion of such current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary);

•

the description of our common stock set forth in our registration statement on Form 8-A filed with the SEC on July 23, 1997, including any amendments thereto or reports filed for the purpose of updating such description.

We also incorporate by reference all documents (other than Reports on Form 8-K furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that are subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the securities made by this prospectus (including documents filed after the date of the Registration Statement of which this prospectus is a part and prior to the effectiveness of the Registration Statement). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

We will furnish without charge to you, on written or oral request, a copy of any or all of the reports or documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Brian Selby, Vice President, Finance, ARCA biopharma, Inc., 11080 CirclePoint Road, Suite 140, Westminster, CO 80020; telephone: (720) 940-2200; investors@arcabio.com. The documents outlined above are also available on our website at https://arcabio.com/investors/sec-filings/. Our website, and the information contained on the website, is not incorporated into and are not part of this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or any subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement.

$15,000,000 of Shares of Common Stock

Warrants to Purchase up to $                     of Shares of Common Stock

$                     of Shares of Common Stock Underlying the Warrants

PROSPECTUS

            , 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than estimated underwriter’s fees, payable in connection with the registration of our common stock hereunder. All amounts are estimates except the SEC registration fee and the FINRA filing fee.

Total
SEC registration fee		$1,947.00
FINRA filing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be Provided by Amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

Our Restated Certificate provides for the indemnification of directors to the fullest extent permissible under Delaware law.

Our Bylaws provide for the indemnification of officers, directors and third parties acting on our behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

We have entered into indemnification agreements with each of our directors and executive officers, in addition to the indemnification provisions provided for in our charter documents, and we intend to enter into indemnification agreements with any new directors and executive officers in the future.

We maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.	Recent Sales of Unregistered Securities

None.

Item 16.	Exhibits and Financial Statements

(a) Exhibits.

A list of exhibits filed with this prospectus or incorporated herein by reference is found in the Exhibit Index included below.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit No.	Description	Form	Filing Date	Number	Filed Herewith

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended.	10-K	3/27/2009	3.1

3.1(a)	Certificate of Amendment to Restated Certificate of Incorporation.	8-K	3/5/2013	5.1

3.1(b)	Certificate of Amendment to Restated Certificate of Incorporation.	8-K	9/3/2015	3.1

3.1(c)	Certificate of Amendment to Restated Certificate of Incorporation.	8-K	4/3/2019	3.1

3.2	Second Amended and Restated Bylaws of the Registrant, as amended.	10-Q	11/16/2009	3.2

4.1	Form of Common Stock Certificate.	8-K	1/28/2009	4.1

4.2	Form of Common Stock Certificate.	10-Q	5/8/2019	4.2

4.3	Form of Warrants to Purchase Shares of Common Stock.	8-K	1/23/2013	4.1

4.4	Form of Warrant to Purchase shares of Common Stock.	8-K	6/11/2015	4.1

4.5	Form of Warrant to Purchase shares of Common Stock.	8-K	6/11/2015	4.2

4.6*	Form of Warrant to Purchase shares of Common Stock.

4.7	Reference is made to Exhibits 3.1, 3.1(a), 3.1(b) and 3.2

5.1*	Opinion of Cooley LLP

10.1§	License and Sublicense Agreement, dated October 28, 2003, by and between ARCA Discovery, Inc. and CPEC, L.L.C.	10-Q	5/15/2009	10.1

10.2	Amendment to License and Sublicense Agreement, dated February 22, 2006, by and between ARCA Discovery, Inc. and CPEC L.L.C.	10-Q	5/15/2009	10.2

10.3†	ARCA biopharma, Inc. 2004 Equity Incentive Plan (f/k/a Nuvelo, Inc. 2004 Equity Incentive Plan), Form of Partial Acceleration Stock Option Agreement.	10-K	3/27/2009	10.34

10.4†	ARCA biopharma, Inc. 2004 Equity Incentive Plan (f/k/a Nuvelo, Inc. 2004 Equity Incentive Plan), Form of No Acceleration Stock Option Agreement.	10-K	3/27/2009	10.35

10.5†	ARCA biopharma, Inc. 2004 Equity Incentive Plan (f/k/a Nuvelo, Inc. 2004 Equity Incentive Plan), Form of Director Stock Option Agreement.	10-K	3/27/2009	10.36

10.6†	ARCA biopharma, Inc. 2004 Equity Incentive Plan (f/k/a Nuvelo, Inc. 2004 Equity Incentive Plan), Form of Notice of Grant of Stock Option.	10-K	3/27/2009	10.37

		Incorporated by Reference
Exhibit No.	Description	Form	Filing Date	Number	Filed Herewith

10.7†	ARCA biopharma, Inc. 2004 Equity Incentive Plan (f/k/a Nuvelo, Inc. 2004 Equity Incentive Plan), Form of Notice of Director Grant of Stock Option.	10-K	3/27/2009	10.38

10.8†	Amended and Restated Employment and Retention Agreement, dated June 4, 2008, by and between ARCA biopharma, Inc. and Michael R. Bristow.	10-K	3/27/2009	10.43

10.9	Assignment and Assumption Agreement, dated January 26, 2009, by and between ARCA biopharma, Inc. and ARCA biopharma Colorado, Inc.	10-K	3/27/2009	10.46

10.10†	Amended and Restated Employment Agreement, dated June 12, 2008, by and between ARCA biopharma, Inc. and Christopher D. Ozeroff.	10-K	3/27/2009	10.45

10.11	Assignment and Assumption Agreement, dated January 26, 2009, by and between ARCA biopharma, Inc. and ARCA biopharma Colorado, Inc.	10-K	3/27/2009	10.48

10.12†	Amended and Restated ARCA biopharma, Inc. 2004 Equity Incentive Plan.	10-Q/A	8/21/2009	10.1

10.13†	Form of Option Amendment pursuant to ARCA biopharma, Inc. 2004 Equity Incentive Plan and ARCA biopharma, Inc. 2004 Stock Option Plan (change of control).	10-Q	8/10/2009	10.5

10.14†	Form of Option Agreement and Grant Notice pursuant to ARCA biopharma, Inc. 2004 Equity Incentive Plan (NDA/change of control acceleration).	10-Q	8/10/2009	10.6

10.15	Form of Indemnification Agreement between ARCA biopharma, Inc. and its directors and officers.	10-K	3/27/2009	10.52

10.16	Form of Subscription Agreement.	8-K	4/18/2011	10.1

10.17	Capital on DemandTM Sales Agreement, dated January 11, 2017, by and between ARCA biopharma, Inc. and JonesTrading Institutional Services LLC.	8-K	1/11/2017	10.1

10.18	Amendment No. 1 to Capital on DemandTM Sales Agreement, dated August 21, 2017, by and between ARCA biopharma, Inc. and JonesTrading Institutional Services LLC.	8-K	8/21/2017	10.1

10.19	Amendment No. 2 to Capital on DemandTM Sales Agreement, dated January 25, 2019, by and between ARCA biopharma, Inc. and JonesTrading Institutional Services LLC.	8-K	1/25/2019	10.1

10.20	Amendment No. 3 to Capital on DemandTM Sales Agreement, dated March 11, 2019, by and between ARCA biopharma, Inc. and JonesTrading Institutional Services LLC.	8-K	3/11/2019	10.1

10.21	Amendment No. 4 to Capital on DemandTM Sales Agreement, dated May 9, 2019, by and between ARCA biopharma, Inc. and JonesTrading Institutional Services LLC.	8-K	5/9/2019	10.1

10.22	Amendment No. 5 to Capital on DemandTM Sales Agreement, dated May 20, 2019, by and between ARCA biopharma, Inc. and JonesTrading Institutional Services LLC.	8-K	5/20/2019	10.1

10.23	Amendment No. 6 to Capital on DemandTM Sales Agreement, dated June 28, 2019, by and between ARCA biopharma, Inc. and JonesTrading Institutional Services LLC.	8-K	6/28/2019	10.1

		Incorporated by Reference
Exhibit No.	Description	Form	Filing Date	Number	Filed Herewith

10.24§	Amended and Restated Exclusive License Agreement, dated August 12, 2011, by and between the Regents of the University of Colorado and ARCA biopharma, Inc.	10-Q	8/15/2011	10.5

10.25	Form of Subscription Agreement.	8-K	12/22/2011	10.1

10.26	Form of Registration Rights Agreement.	8-K	12/22/2011	10.2

10.27	Form of Subscription Agreement.	8-K	8/3/2012	10.1

10.28	Form of Subscription Agreement by and among the Company and the purchasers identified therein, dated October 22, 2012.	8-K	10/23/2012	10.1

10.29	Form of Registration Rights Agreement.	8-K	10/23/2012	10.2

10.30	Form of Subscription Agreement by and among the Company and the purchasers identified therein, dated December 18, 2012.	8-K	12/19/2012	10.1

10.31	Form of Registration Rights Agreement.	8-K	12/19/2012	10.2

10.32	Form of Amendment to the Registration Rights Agreement, dated December 18, 2012.	8-K	12/19/2012	10.3

10.33	Form of Subscription Agreement by and among the Company and the purchasers identified therein, dated January 22, 2013.	8-K	1/23/2013	10.1

10.34	Form of Registration Rights Agreement.	8-K	1/23/2013	10.2

10.35	Subscription Agreement.	8-K	2/1/2013	10.1

10.36	Placement Agency Agreement by and between ARCA biopharma, Inc. and Dawson James Securities, Inc., dated January 21, 2014.	8-K	2/4/2014	1.1

10.36(a)	Amendment No. 1 Placement Agency Agreement by and between ARCA biopharma, Inc. and Dawson James Securities, Inc., dated January 31, 2014.	8-K	2/4/2014	1.2

10.37	Securities Purchase Agreement by and among the Company and the purchasers identified therein, dated June 10, 2015.	8-K	6/11/2015	10.1

10.38	Office Lease Agreement by and between ARCA biopharma, Inc. and Circle Point Properties, LLC, effective August 1, 2013.	8-K	8/6/2013	10.1

10.39	Amendment to Office Lease Agreement by and between ARCA biopharma, Inc. and Circle Point Properties, LLC, effective March 2, 2016.	8-K	3/7/2016	10.1

10.40	Second Amendment to Office Lease Agreement by and between ARCA biopharma, Inc. and CIO Circle Point Limited Partnership, dated October 10, 2019.	10-Q	11/6/2019	10.1

10.41†	Amendment Agreement by and between ARCA biopharma, Inc. and Michael R. Bristow, effective as of June 13, 2013.	10-Q	8/13/2013	10.6

10.42†	Amendment Agreement by and between ARCA biopharma, Inc. and Christopher Ozeroff, effective as of June 13, 2013.	10-Q	8/13/2013	10.8

10.43†	ARCA biopharma, Inc. 2013 Equity Incentive Plan.	8-K	9/23/2013	10.1

		Incorporated by Reference
Exhibit No.	Description	Form	Filing Date	Number	Filed Herewith

10.44†	Form of Stock Option Agreement and Option Grant Notice under 2013 Equity Incentive Plan (Standard).	8-K	9/23/2013	10.2

10.45†	Form of Stock Option Agreement and Option Grant Notice under 2013 Equity Incentive Plan (Officer).	8-K	9/23/2013	10.3

10.46†	Form of Stock Option Agreement and Option Grant Notice under 2013 Equity Incentive Plan (Director).	8-K	9/23/2013	10.4

10.47†	Form of Restricted Stock Unit Award Agreement and Notice of Grant Award under 2013 Equity Incentive Plan (Standard).	8-K	9/23/2013	10.5

10.48†	Form of Restricted Stock Unit Award Agreement and Notice of Grant Award under 2013 Equity Incentive Plan (Officer).	8-K	9/23/2013	10.6

10.49†	Employment Agreement, dated December 29, 2014, by and between ARCA biopharma, Inc. and Brian Selby.	8-K/A	12/30/2014	10.1

10.50†	Amended and Restated Employment Agreement, dated December 29, 2014, by and between ARCA biopharma, Inc. and Thomas A. Keuer.	8-K/A	12/30/2014	10.2

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.				X

23.2*	Consent of Cooley LLP (included in Exhibit 5.1 filed herewith)

24.1	Power of Attorney (included in the signature page hereto).				X

Unless otherwise indicated, all items incorporated by reference we filed with the SEC under File No. 000-22873.

†	Indicates management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.
§	Confidential treatment has been granted as to portions of the exhibit. Confidential materials omitted and filed separately with the SEC.
*	To be filed by amendment.

(b) Financial Statement Schedule.

1.

Our financial statements are hereby incorporated by reference from our Annual Report on Form 10-K. Such financial statements are listed under Part II, Item 8, page 49 of our Annual Report on Form 10-K, filed with the SEC on February 18, 2020.

2.

No schedules are required because either the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Westminster, State of Colorado, on February 26, 2020.

ARCA BIOPHARMA, INC.

By:	/s/ Michael R. Bristow
Michael R. Bristow President and Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael R. Bristow, Brian L. Selby or Christopher D. Ozeroff and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael R. Bristow	President and Chief Executive Officer and Director (Principal Executive Officer)	February 26, 2020
Michael R. Bristow

/s/ Brian L. Selby	Vice President, Finance (Principal Financial Officer and Principal Accounting Officer)	February 26, 2020
Brian L. Selby

/s/ Linda Grais	Director	February 26, 2020
Linda Grais

/s/ Raymond Woosley	Director	February 26, 2020
Raymond Woosley

/s/ Robert Conway	Director	February 26, 2020
Robert Conway

/s/ Daniel Mitchell	Director	February 26, 2020
Daniel Mitchell

/s/ Anders Hove	Director	February 26, 2020
Anders Hove